Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132644

PROXY STATEMENT OF	PROSPECTUS OF

MID-VALLEY BANK	WEST COAST BANCORP
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Mid-Valley Bank Shareholders:
      Your board of directors has agreed to a merger of Mid-Valley Bank into a wholly owned bank subsidiary of West Coast Bancorp (“West Coast”). We are seeking your approval of this merger. If we complete the merger, you will be entitled to receive, at your election (but subject to proration and adjustment as provided in the merger agreement), either cash, shares of West Coast common stock, or a combination of cash and West Coast common stock in exchange for your shares of Mid-Valley common stock.
      Under the merger agreement, West Coast will pay approximately $5.0 million in cash and issue approximately 607,800 shares of West Coast common stock for all of the outstanding Mid-Valley shares, unless the average closing price of West Coast’s common stock exceeds $30.15 per share during a specified period preceding closing, in which case fewer West Coast shares will be issued in the merger. If the average closing price of West Coast common stock during the relevant valuation period were $26.24 per share, Mid-Valley shareholders receiving stock consideration for their shares would receive approximately 0.6964 shares of West Coast common stock per Mid-Valley share with a value of $18.27 and Mid-Valley shareholders receiving cash would receive approximately $18.27 in cash per Mid-Valley share.
      After completion of the merger, we expect that Mid-Valley shareholders will own approximately 4% of West Coast’s outstanding common stock. West Coast common stock is traded on The Nasdaq National Market® under the symbol “WCBO.” On April 12, 2006, the closing sales price of West Coast common stock was $26.24 per share, and the closing sales price of Mid-Valley common stock was $18.05 per share.
      As explained in more detail in this document, the exact amount of cash and number of shares of West Coast common stock that will be exchanged for Mid-Valley shares in the merger will not be determined until five business days prior to the merger, and the exact dollar value of the merger consideration to you will not be known until closing. However, that value will be substantially the same regardless of whether you elect to receive cash, West Coast common stock or a combination of cash and stock for your shares.
      The merger cannot be completed unless you approve it. To be approved, Mid-Valley shareholders holding at least two-thirds of the Mid-Valley shares entitled to vote at the special meeting of Mid-Valley shareholders called to consider the merger must vote in favor of the merger. The Mid-Valley Bank special shareholder meeting will be held on May 18, 2006, at 2 p.m. local time, at our headquarters in Woodburn, Oregon. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy to make sure that your shares are represented at the special meeting. If you do not vote, it will have the same effect as voting against the merger.
      Your board of directors believes that the terms of the merger are fair and in the best interests of Mid-Valley Bank and its shareholders and unanimously recommends that you vote “FOR” approval of the merger. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/ prospectus.
      We encourage you to read carefully the detailed information about the merger contained in this proxy statement/ prospectus, including the section entitled “Risk Factors” beginning on page 14. The proxy statement/ prospectus incorporates important business and financial information about West Coast that is not included in or delivered with this document. See “Sources of Additional Information” immediately preceding the table of contents and “Incorporation of Certain Information by Reference” on page 84.
      We look forward to seeing you at the meeting.

F. Clarke Berryman
Chairman of the Board
Mid-Valley Bank
      Neither the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), nor any state securities commission or bank regulator has approved or disapproved of the shares to be issued by West Coast Bancorp or determined if this proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The shares of West Coast Bancorp common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the FDIC or any other governmental agency. Such shares are not guaranteed by West Coast Bancorp or West Coast Bank and are subject to investment risk.
      This proxy statement/ prospectus is dated April 14, 2006 and is first being mailed to Mid-Valley Bank shareholders on or about April 18, 2006.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 18, 2006
To the Shareholders of Mid-Valley Bank:
      A special meeting of shareholders of Mid-Valley Bank will be held on Thursday, May 18, 2006, at 2 p.m. local time, at our headquarters located at 1755 Mt. Hood Avenue, Suite 120, Woodburn, Oregon, to consider and vote upon:

1. A proposal to approve the merger of Mid-Valley Bank with and into West Coast Bank or another wholly owned banking subsidiary of West Coast Bancorp, pursuant to the terms of an Agreement and Plan of Merger dated February 1, 2006, by and among West Coast Bancorp, its wholly owned subsidiary West Coast Bank, and Mid-Valley Bank, as amended by Amendment No. 1 dated March 21, 2006. The merger and merger agreement are more fully described in the accompanying proxy statement/ prospectus.

2. A proposal to adjourn the meeting, if necessary, to permit us to solicit additional proxies in the event we do not have sufficient votes to approve the merger on the date of the meeting.
      The proposed merger is discussed more fully in the proxy statement/ prospectus accompanying this notice, and a copy of the merger agreement, as amended, is attached as Appendix A to the proxy statement/ prospectus. We urge you to read these documents carefully.
      Holders of record of Mid-Valley Bank common stock at the close of business on April 14, 2006, are entitled to receive this notice and vote at the meeting or any adjournment or postponement of the meeting.
      Mid-Valley Bank shareholders have the right to dissent from the merger and obtain payment of the fair value of their Mid-Valley Bank shares under the applicable provisions of Oregon law. A copy of the applicable statutes regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/ prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under the heading “The Merger — Dissenters’ Rights” beginning on page 50.
      Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.
      The board of directors of Mid-Valley Bank has determined that the merger is fair to and in the best interests of Mid-Valley Bank and its shareholders and unanimously recommends that you vote FOR approval of the merger.
      Please do not send any stock certificates with your proxy card. We will send you instructions shortly on how to exchange your certificates for the merger consideration.

By Order of the Board of Directors,

F. Clarke Berryman
Chairman of the Board
Mid-Valley Bank
Woodburn, Oregon
April 14, 2006

SOURCES OF ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about West Coast from documents that are not included in or delivered with this document but have been separately filed with the SEC. See “Incorporation of Certain Information by Reference” on page 84. You can obtain documents incorporated by reference into this proxy statement/ prospectus, without charge, by requesting them from West Coast in writing or by telephone as follows:

Investor Relations
West Coast Bancorp
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
Telephone: (503) 684-0884
e-mail: Investor-Relations@wcb.com
      To obtain timely delivery of any documents, please request information no later than May 11, 2006. Documents may also be reviewed at and printed from the SEC’s website at http://www.sec.gov.

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SUMMARY
      This summary, including the sections entitled “Questions and Answers About this Document and the Merger,” “Questions and Answers About the Mid-Valley Special Meeting,” and “Summary Information About the Parties and Transaction,” highlights selected information from this proxy statement/ prospectus. We urge you to read carefully the entire proxy statement/ prospectus, its appendices, and any other documents to which we refer to fully understand the merger before you vote your Mid-Valley shares. Unless the context otherwise requires, “we” and “us” refer to both Mid-Valley and West Coast.
Questions and Answers About this Document and the Merger

Q:	What is the purpose of this proxy statement/ prospectus?

A:	This document is being sent to Mid-Valley Bank shareholders. It serves as a proxy statement of Mid-Valley Bank and a prospectus of West Coast Bancorp, which is issuing common stock in the merger. As a proxy statement, it is being provided to you because the board of directors of Mid-Valley is soliciting your proxies to vote to approve the proposed merger at Mid-Valley’s special shareholder meeting. As a prospectus, it is being provided to you by West Coast because you are being offered shares of West Coast common stock as consideration for your Mid-Valley shares in the merger.

Q:	What transaction is being proposed?

A:	The boards of directors of West Coast and Mid-Valley Bank are proposing a merger in which Mid-Valley will be merged with and into West Coast Bank or another wholly owned banking subsidiary of West Coast. In the merger, outstanding Mid-Valley shares will be converted into the right to receive West Coast shares or cash based on elections made by Mid-Valley shareholders.

Q:	Do shareholders have to approve the merger?

A:	Mid-Valley shareholders must vote to approve the merger. Mid-Valley is holding a special meeting of shareholders on May 18, 2006, to consider and vote on the merger.
West Coast’s shareholders will not be voting on the merger.

Q:	What vote is required to approve the merger?

A:	The merger will be approved if the holders of two-thirds of the outstanding Mid-Valley shares vote in favor of the proposal to approve the merger.

Q:	What will Mid-Valley shareholders receive in the merger?

A:	The merger agreement provides that West Coast will issue a total of 607,815 shares of West Coast common stock and pay a total of $5,008,965 in cash in exchange for all the outstanding shares of Mid-Valley common stock. These amounts are subject to increase to the extent that any outstanding options to purchase Mid-Valley common stock are exercised between February 1, 2006, and the effective date of the merger. The number of West Coast common shares to be issued in the merger will decrease based on a specified formula in the event that the average closing price of West Coast common stock during a 10-trading-day period shortly before closing is above $30.15 per share. The total value of the merger consideration will fluctuate with the trading price of West Coast common stock. However, regardless of whether you elect to receive cash or stock, the actual amount of cash and/or number of shares of West Coast common stock that you will receive for your shares of Mid-Valley common stock will be determined shortly before the effective date of the merger, based on a formula intended to substantially equalize the value of the consideration you receive in the merger. Those amounts, when determined shortly before the effective date based on a share of Mid-Valley common stock, will be made available on West Coast’s website at www.wcb.com. For additional information regarding how the value of the merger consideration will be calculated, please see “The Merger — Merger Consideration” beginning on page 30.

Q:	What will I receive in the merger?

A:	Under the merger agreement, you may elect to receive for your Mid-Valley shares either:

•	All cash,

•	All West Coast shares, or

•	A combination of cash and West Coast shares in any whole percentage divisible evenly by 5.

All elections are subject to the election and allocation procedures set forth in the merger agreement and described in this proxy statement/ prospectus. If too many shareholders elect one form of consideration over the other, you may not receive the form of merger consideration that you elect. See “The Merger — Election Procedure” beginning on page 33.

Q:	What happens if I elect to receive cash in the merger and Mid-Valley shareholders elect to receive more cash than is permitted under the merger agreement?

A:	The total amount of cash to be paid by West Coast in the merger is fixed. If Mid-Valley shareholders elect to receive more cash than is permitted by the merger agreement, your election will be adjusted so as not to exceed the limitations in the agreement. In that event, you will receive less cash than you elected. West Coast will first allocate stock in the merger to Mid-Valley shares for which no valid election has been received (“no-election shares”) in an effort to both honor elections and not exceed the total cash to be paid by West Coast. However, if there are insufficient amounts of no-election shares to which West Coast common stock may be allocated, it will be necessary to adjust elections. See “The Merger — Allocation of Merger Consideration” beginning on page 34.

Q:	What happens if I elect to receive stock in the merger and Mid-Valley shareholders elect to receive more stock than is permitted under the merger agreement?

A:	The merger agreement also contains limits on the number of shares of West Coast common stock to be issued in the merger, potentially requiring adjustments to shareholder elections to receive stock. If Mid-Valley shareholders elect to receive more stock than is permitted by the merger agreement, your election may be adjusted so as not to exceed the limitations in the agreement. In that event, you may receive less stock than you elected. Again, West Coast will first allocate cash to no-election shares in an attempt to honor elections made by shareholders. However, there may not be sufficient numbers of no-election shares to meet applicable limits on the issuance of stock by West Coast. In that case, you will receive cash for some of your shares, which will likely result in the recognition of gain or loss on the portion of your Mid-Valley shares for which you received cash. See “The Merger — Allocation of Merger Consideration” beginning on page 34 and “The Merger — Certain Federal Income Tax Consequences” beginning on page 46.

Q:	What risks should I consider in evaluating the merger proposal?

A:	You should review carefully our discussion of “Risk Factors” beginning on page 14. You should also review the factors considered by the boards of directors in approving the merger agreement as described under the headings “Background of and Reasons for the Merger — Reasons for the Merger — West Coast Bancorp” beginning on page 18, and “— Reasons for the Merger — Mid-Valley Bank” beginning on page 19.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible and anticipate completion in late May 2006. The merger is, however, subject to several conditions, including, among others, approvals by Mid-Valley shareholders and federal and state regulators. We filed applications with appropriate bank regulatory authorities in late March and early April 2006. See “The Merger — Regulatory Approvals

Required” beginning on page 41. It is difficult to estimate how long it will take to obtain regulatory approvals. Therefore, the exact timing for completing the merger cannot be specified at this time.

Q:	What are the tax consequences of the merger to me?

A:	We expect that, for United States federal income tax purposes, the exchange of shares of West Coast common stock solely for shares of Mid-Valley common stock generally will not cause you to recognize any taxable gain or loss. We also expect that, if you receive a combination of cash (other than cash received in exchange for a fractional share) and stock in exchange for your Mid-Valley shares, you will be required to recognize any gain to the extent cash is received in the merger, and you will not be entitled to recognize any loss realized on that exchange. If you receive solely cash in the merger, you will recognize any gain or loss realized. We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you. See the discussion under the heading “The Merger — Certain Federal Income Tax Consequences” beginning on page 46.
Questions and Answers About the Mid-Valley Special Meeting

Q:	When and where will the Mid-Valley special shareholder meeting take place?

A:	Mid-Valley is holding a special meeting of shareholders on May 18, 2006 to consider and vote upon the merger. The Mid-Valley special meeting will be held at 2 p.m. local time, at our headquarters located at 1755 Mt. Hood Avenue, Suite 120, Woodburn, Oregon. See “Mid-Valley Bank Special Meeting” beginning on page 28.

Q:	How do I vote?

A:	To vote, please indicate your vote on the enclosed proxy card and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Q:	What happens if I do not vote?

A:	Failure to vote by proxy or in person at the meeting will have the same effect as voting against the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker will not vote your shares unless you provide instructions on how to vote. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:	What happens if I return my signed proxy but do not indicate how to vote my shares?

A:	If you sign and return your proxy, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may change your vote as follows:

•	Notify Mid-Valley’s secretary, Robert L. Engle, in writing that you would like to revoke your proxy;

•	Complete and submit a new proxy; or

•	Attend the meeting and vote in person.

Q:	Who may vote at the meeting?

A:	You may vote at the Mid-Valley special shareholder meeting if you were the record owner of Mid-Valley shares at the close of business on April 14, 2006.

Q:	What do I need to do now?

A:	We encourage you to read this proxy statement/ prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and in its appendices.

Following review of this proxy statement/ prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible.

Q:	When should I send in my Mid-Valley stock certificates?

A:	Please DO NOT send in your stock certificates with your proxy card. You should follow the instructions accompanying an election form that you will receive in a few days or, if you do not return the election form, in a letter of transmittal that you will receive shortly after the completion of the merger, regarding how and when to surrender your Mid-Valley share certificates.

Q:	Who can help answer my questions?

A:	If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

•	With questions about the merger, Don R. Judson at 1755 Mt. Hood Avenue, Suite 120, Woodburn, Oregon 97071 or at (503) 980-2320

•	OR, for additional copies of this document or the proxy card, Robert K. Seibert at the same mailing address, at (503) 980-2322 or e-mail: bseibert@mvboregon.com
Summary Information About the Parties and Transaction
Information About West Coast

West Coast Bancorp
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
(503) 684-0884
      West Coast Bancorp is an Oregon corporation and a financial holding company that is headquartered in Lake Oswego, Oregon. West Coast’s principal business activities are conducted through its full-service, commercial bank subsidiary — West Coast Bank, an Oregon state-chartered bank with deposits insured by the FDIC. At December 31, 2005, West Coast Bank had facilities in 38 cities and towns in western Oregon and southwestern Washington. West Coast also owns West Coast Trust Company, Inc., an Oregon trust company that provides agency, fiduciary and other related trust services. At December 31, 2005, West Coast had total assets of $2.0 billion, total loans of $1.6 billion, total deposits of $1.6 billion, and total shareholders’ equity of $157.1 million, with approximately 14.7 million common shares outstanding and a book value of $10.69 per share.
      West Coast is a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”) and, therefore, files annual, quarterly and other reports with the SEC. West Coast’s common stock trades on The Nasdaq National Market under the symbol “WCBO.”
Information About Mid-Valley

Mid-Valley Bank
1755 Mt. Hood Avenue, Suite 120
Woodburn, Oregon 97071
(503) 980-2330

      Mid-Valley Bank is an Oregon state-chartered bank headquartered in Woodburn, Oregon. Mid-Valley is an FDIC-insured depository institution that provides banking services to businesses and to individuals through locations in Woodburn, Wilsonville, and Mt. Angel, Oregon. At December 31, 2005, Mid-Valley had total assets of $100.2 million, total loans of $73.9 million, total deposits of $80.6 million and total shareholders’ equity of $8.9 million. Mid-Valley files annual, quarterly and other reports with the FDIC under the Exchange Act. Mid-Valley’s stock trades from time to time on the OTC Bulletin Board under the symbol “MVBO.OB.”
The Merger
      The parties are proposing a merger in which Mid-Valley will merge into West Coast Bank or an interim banking subsidiary of West Coast Bancorp. Following the merger with either banking subsidiary, the operations of Mid-Valley will be combined with those of West Coast Bank, and Mid-Valley will cease to exist as a separate bank.
Consideration to Be Received in the Merger
      In the merger, each share of Mid-Valley common stock outstanding immediately before the merger will be exchanged, based on elections by Mid-Valley shareholders, for either (1) cash, (2) shares of West Coast common stock, or (3) a combination of cash and shares of West Coast common stock, provided that shares as to which dissenters’ rights have been properly asserted will be treated in accordance with the applicable provisions of Oregon law. Shareholder elections are in each case subject to the election and allocation procedures set forth in the merger agreement and described in this proxy statement/ prospectus. Because the total amount of cash and stock to be issued by West Coast in the merger is fixed, some Mid-Valley shareholders may not receive cash or stock in chosen amounts.
      The actual amount of cash or number of shares of West Coast common stock that you will receive for each of your Mid-Valley shares cannot be determined until the fifth business day immediately prior to the effective date of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading “The Merger — Merger Consideration” beginning on page 30 of this proxy statement/ prospectus. The formula is intended to substantially equalize the value of the consideration to be received for each Mid-Valley share, as measured during the valuation period, regardless of whether you elect to receive cash or stock or any cash/stock combination.
      The agreement and plan of merger, as amended, is attached to this document as Appendix A. We urge you to read the attached agreement and amendment carefully.
Mid-Valley Bank Special Meeting
      Mid-Valley is holding a special meeting of shareholders on May 18, 2006 to consider and vote on the merger. The meeting will be held at 2 p.m. at our headquarters. If you were a Mid-Valley shareholder as of the close of business on April 14, 2006, you are entitled to vote at the meeting. The only items of business at the special meeting are consideration of the proposal to approve the merger and, if necessary, a proposal to adjourn the meeting to solicit additional proxies.
Vote Required to Approve the Merger
      To be approved by Mid-Valley shareholders, the merger must be approved by the holders of two-thirds of the outstanding shares of Mid-Valley common stock. As a result, if you are a Mid-Valley shareholder and you fail to vote or you abstain from voting on the proposal to approve the merger, your action will have the same effect as a vote against the merger.
Mid-Valley Shares Owned by Directors and Executive Officers
      On April 14, 2006, Mid-Valley’s directors and executive officers beneficially owned 417,088 Mid-Valley shares, of which 136,088 shares were entitled to be voted at the meeting. Those shares constitute approximately 11.9% of the total shares outstanding and entitled to vote. Each Mid-Valley director has agreed to vote his shares in favor of approval of the merger. See “The Merger — Interests of Certain Persons in the Merger — Stock Ownership” on page 45 and “Mid-Valley Security Ownership of Management and Principal Shareholders” beginning on page 78.
Recommendation of Mid-Valley Board of Directors
      Mid-Valley’s board of directors believes that the merger is in the best interests of Mid-Valley and its shareholders, has unanimously approved the merger and the merger agreement, as amended, and unanimously recommends that Mid-Valley shareholders vote “FOR” approval of the merger.
Opinion of Mid-Valley’s Financial Advisor
      D.A. Davidson & Co. has served as financial advisor to Mid-Valley in connection with the merger and has given an opinion to Mid-Valley’s board of directors that, as of February 1, 2006, the consideration Mid-Valley shareholders will receive for their shares of Mid-Valley common stock in the merger is fair, from a financial point of view, to Mid-Valley shareholders. Davidson has reconfirmed its opinion for this proxy statement/ prospectus, and a copy of that opinion is attached to this document as Appendix C. Mid-Valley shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Davidson in providing its opinion. Mid-Valley agreed to pay Davidson a fee for its services in the amount of $10,000, plus 1.25% of the aggregate transaction value, plus $75,000 for rendering its fairness opinion. Based on the closing price of West Coast common stock on April 12, 2006, the transaction value of the merger would be approximately $24.3 million, and Davidson’s percentage-of-transaction fee would be approximately $300,000. See “Background of and Reasons for the Merger — Opinion of Financial Advisor to Mid-Valley Bank” beginning on page 20.
Dissenters’ Rights of Mid-Valley Shareholders
      Under Oregon law, Mid-Valley shareholders have the right to dissent from the merger and receive cash for the fair value of their Mid-Valley shares. A shareholder electing to dissent must comply with all procedures required by Oregon law. These procedures are described more fully later in this document under the heading “The Merger — Dissenters’ Rights” beginning on page 50. A copy of the relevant portions of Oregon law is attached as Appendix B to this document.
Accounting Treatment
      The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States. See “The Merger — Accounting Treatment” on page 50.
Interests of Mid-Valley Officers and Directors
      Certain members of Mid-Valley’s management have interests in the merger that are different from, or in addition to, their interests as Mid-Valley shareholders. These interests arise out of existing option agreements, employment-related agreements that certain officers have entered into with Mid-Valley, employment agreements between certain officers and West Coast that will take effect upon completion of the merger, payments to be made to certain officers at the time of the merger, and provisions in the merger agreement relating to indemnification. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 45.

Use of Certain Terms
      As used in this document, the following terms have the meanings given:

“Davidson” refers to D.A. Davidson & Co., Mid-Valley’s financial advisor.

Unless and to the extent specifically provided otherwise, “merger” refers to the merger of Mid-Valley with and into West Coast Bank or, in the alternative, with and into WCB Interim Bank.

References to “merger agreement” or “agreement and plan of merger” in the discussion of events occurring prior to March 21, 2006, refer to the Agreement and Plan of Merger dated February 1, 2006, among West Coast, West Coast Bank, and Mid-Valley. References to “merger agreement” or “agreement and plan of merger” in the discussion of events subsequent to March 21, 2006, refer to the merger agreement, as amended by Amendment No. 1 dated March 21, 2006 (the “amendment”). The merger agreement, as amended, constitutes the legal document governing the merger and is attached to this document as Appendix A.

“Mid-Valley” or the “Bank” refers to Mid-Valley Bank, an Oregon state-chartered bank.

“Mid-Valley shares” refers to shares of Mid-Valley common stock, with no par value per share.

“Surviving bank” means the wholly owned banking subsidiary of West Coast into which Mid-Valley will be merged, and which will be the surviving bank in the merger. The surviving bank will be either West Coast Bank or an interim banking subsidiary (“WCB Interim Bank”) that will be formed by West Coast to effect the merger transaction.

“West Coast” refers to West Coast Bancorp, an Oregon corporation.

“West Coast Bank” refers to West Coast Bank, an Oregon state-chartered banking subsidiary of West Coast.

“West Coast shares” refers to shares of West Coast common stock, no par value.
The date of this proxy statement/ prospectus is April 14, 2006.

Selected Consolidated Financial Data of West Coast Bancorp
      West Coast is providing the following information to aid you in your analysis of the financial aspects of the merger. West Coast derived the information as of and for each of the five years ended December 31, 2005, from its historical audited consolidated financial statements for those fiscal years. The audited financial information is the same historical information that West Coast has presented in its prior filings with the SEC. This financial data is only a summary, and you should read it in conjunction with West Coast’s consolidated financial statements and notes thereto contained in West Coast’s Annual Report on Form 10-K for the year ended December 31, 2005, which has been incorporated by reference into this document. See “Sources of Additional Information” immediately preceding the table of contents and “Incorporation of Certain Information by Reference” on page 84.

	As of and for the Years Ended December 31,

	2005	2004	2003	2002	2001

	(In thousands, except per share data)
Statement of income data:
Interest income	$112,991	$92,988	$89,678	$96,028	$100,277
Interest expense	26,430	18,115	20,639	28,532	40,572

Net interest income	86,561	74,873	69,039	67,496	59,705
Provision for loan losses	2,175	2,260	3,800	4,979	3,282

Net interest income after provision for loan losses	84,386	72,613	65,239	62,517	56,423
Noninterest income	23,099	22,463	22,046	18,694	17,031
Noninterest expense	72,634	63,371	58,150	54,018	51,999

Income before income taxes	34,851	31,705	29,135	27,193	21,455
Provision for income taxes	11,011	9,697	9,338	8,990	6,695

Net income	$23,840	$22,008	$19,797	$18,203	$14,760

Per share data:
Basic earnings per share	$1.63	$1.48	$1.31	$1.17	$0.92
Diluted earnings per share	$1.55	$1.42	$1.26	$1.13	$0.90
Cash dividends	$0.40	$0.36	$0.32	$0.30	$0.28
Period end book value	$10.69	$9.94	$9.29	$8.70	$8.04
Balance sheet data (period end):
Total assets	$1,997,138	$1,790,919	$1,662,882	$1,532,327	$1,435,701
Total deposits	$1,649,462	$1,472,709	$1,404,859	$1,266,453	$1,171,433
Total long-term borrowings	$83,100	$85,500	$78,000	$98,000	$90,500
Total loans, net	$1,533,985	$1,409,023	$1,202,750	$1,143,077	$1,069,798
Stockholders’ equity	$157,123	$147,854	$140,053	$133,387	$128,790
Weighted average basic common shares outstanding	14,658	14,849	15,077	15,575	16,126
Weighted average diluted common shares outstanding	15,344	15,526	15,674	16,069	16,453
Performance ratios:
Net interest margin(1)	4.99%	4.72%	4.70%	4.95%	4.83%
Efficiency ratio(2)	64.19%	64.01%	62.64%	61.32%	65.98%
Return on average assets	1.28%	1.28%	1.24%	1.22%	1.08%
Return on average equity	15.76%	15.45%	14.52%	13.96%	11.72%
Average equity to average assets	8.09%	8.29%	8.57%	8.76%	9.21%
Nonperforming assets to total assets(3)	0.05%	0.12%	0.27%	0.44%	0.54%
Allowance for loan losses to total loans	1.32%	1.33%	1.49%	1.45%	1.41%
Net loan charge-offs to average loans	0.05%	0.11%	0.21%	0.30%	0.22%

(1)	Interest earned on nontaxable securities has been computed on a 35% tax-equivalent basis.

(2)	The efficiency ratio has been computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income.

(3)	Nonperforming assets include litigation settlement property in certain periods.

Selected Financial Data of Mid-Valley Bank
      Mid-Valley derived the following selected financial data as of and for the three years ended December 31, 2005, from its historical audited financial statements for these fiscal years. The audited financial information is the same historical information that Mid-Valley has presented in its prior filings with the FDIC. This financial data is only a summary, and you should read it in conjunction with such financial statements and the notes thereto. Mid-Valley’s audited financial statements for the two years ended December 31, 2005, are included with this document under the heading “Mid-Valley Bank Financial Statements” beginning on page F-1.

	As of and for the Years Ended December 31,

	2005	2004	2003

	(In thousands, except per share data)
Statement of income data:
Interest income	$6,354	$5,420	$4,619
Interest expense	1,582	1,021	1,188

Net interest income	4,772	4,399	3,431
Loan loss provision	164	134	125

Net interest income after loan loss provision	4,608	4,265	3,306
Noninterest income	232	267	659
Noninterest expense	3,836	3,342	2,804

Income before income taxes	1,004	1,189	1,161
Provision for income taxes	357	429	395

Net income	$647	$760	$766

Per share data:
Basic earnings per share	$.57	$.67	$.75
Diluted earnings per share	$.52	$.62	$.73
Cash dividends	—	—	—
Period end book value	$7.86	$7.56	$7.02
Balance sheet data (period end):
Total assets	$100,246	$86,750	$77,132
Loans, net	$72,816	$60,441	$54,407
Total deposits	$80,564	$70,197	$69,027
Borrowings	$10,146	$7,538	—
Shareholders’ equity	$8,933	$8,573	$7,885
Weighted average basic common shares outstanding	1,136	1,133	1,017
Weighted average diluted common shares outstanding	1,253	1,218	1,048
Performance ratios:
Efficiency ratio(1)	76.02%	71.45%	68.56%
Net interest margin(2)	5.41%	5.58%	4.93%
Return on average assets	0.68%	0.90%	1.03%
Return on average equity	7.37%	9.12%	10.92%
Tier one capital to average assets	9.5%	9.8%	10.4%
Allowance for loan losses to ending total loans	1.13%	1.07%	1.01%
Nonperforming loans to ending total loans	0.34%	0.00%	0.00%
Net (recoveries) charge-offs to average loans	(0.02)%	0.06%	0.17%

(1)	The efficiency ratio has been computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income.

(2)	Interest earned on nontaxable securities has been computed on a 34% tax-equivalent basis.

Selected Unaudited Comparative Per Share Data
      The table below presents the historical earnings, book value and cash dividends per share at December 31, 2005, and for the year then ended, for West Coast and Mid-Valley, together with the same figures presented on a pro forma combined basis for West Coast and a pro forma equivalent basis for Mid-Valley after giving effect to the merger. It has been assumed for purposes of the pro forma financial information provided below that the merger was completed on January 1, 2005 for income statement purposes, and on December 31, 2005, for balance sheet purposes. The pro forma equivalent per share data for Mid-Valley is calculated by multiplying the pro forma combined per share data for West Coast by the pro forma ratio of .6893, which ratio has been computed based on an assumed West Coast common stock price per share of $27.41, the closing price of West Coast’s common stock on the day before the merger was announced. This assumption is for purposes of presentation only and the exchange ratio in the merger will most likely be different.
      This data should be read in conjunction with the audited consolidated financial statements of West Coast for the fiscal year ended December 31, 2005, which are incorporated by reference into this document, and the audited financial statements of Mid-Valley for the fiscal year ended December 31, 2005, which are included in this document. The information is for illustrative purposes only and is not necessarily indicative of the results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor is it indicative of future results or financial position.
      The table also presents the closing prices per share for West Coast and Mid-Valley common stock, respectively, immediately prior to the announcement of the merger, and as of April 12, 2006, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of Mid-Valley shares after giving effect to the merger. See the discussion under the heading “Comparative Stock Price and Dividend Information” on page 12 for important information about the limited trading in stock of Mid-Valley and the effect that may have on the reliability of the share price data.

	West Coast		Mid-Valley

		Pro Forma		Pro Forma
	Historical	Combined	Historical	Equivalent

Diluted earnings per share(1):
Year ended December 31, 2005	$1.55	$1.54	$0.52	$1.06
Book value per share(2) at:
December 31, 2005	$10.69	$11.36	$7.86	$7.83
Cash dividends per share(3) declared:
Year ended December 31, 2005	$0.40	$0.40	—	$0.28
Market value per share at January 31, 2006	$27.41		$15.10	$18.89
Market value per share at April 12, 2006	$26.24		$18.05	$18.27

(1)	The pro forma earnings per share amounts are calculated by dividing total historical and pro forma combined net income by the average pro forma common shares of West Coast and Mid-Valley after giving effect to the merger. Pro forma basic and diluted weighted average numbers of common shares utilized for the calculation were calculated using West Coast’s historical weighted average common shares plus 607,815 shares issued to Mid-Valley shareholders under the terms of the merger agreement.

(2)	Book value per share is calculated by dividing total actual historical and pro forma shareholders’ equity at the date indicated by the actual historical and pro forma number of shares outstanding at that date.

(3)	Mid-Valley has never paid a cash dividend. Therefore, the pro forma cash dividends only reflect the West Coast historical amount.

Comparative Stock Price and Dividend Information
      West Coast. West Coast shares are quoted for trading on The Nasdaq National Market under the symbol “WCBO.” The table below sets forth the high and low closing sales prices per share of West Coast common stock as reported on The Nasdaq National Market for each quarterly period during the two most recent fiscal years, the first quarter of 2006, and the second quarter through April 12, 2006.

	West Coast
	Common Stock
			Cash Dividends
	High	Low	Declared

2004
First Quarter	$22.75	$21.05	$0.0850
Second Quarter	23.37	20.74	0.0850
Third Quarter	22.29	19.43	0.0925
Fourth Quarter	27.11	20.87	0.0925
2005
First Quarter	$24.99	$23.30	$0.0925
Second Quarter	24.41	20.43	0.0925
Third Quarter	26.95	23.93	0.1050
Fourth Quarter	27.87	23.47	0.1050
2006
First Quarter	$28.05	$25.81	$0.1050
Second Quarter (through April 12, 2006)	$27.79	$26.21
      The timing and amount of future dividends, if any, paid by West Coast are subject to determination by the board of directors of West Coast in its discretion and will depend on earnings, cash requirements and the financial condition of West Coast and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors. The board of directors has adopted a capital planning policy that is reviewed annually and addresses the declaration and payment of dividends, among other matters.
      At March 1, 2006, the 14,721,177 outstanding shares of West Coast common stock were held by approximately 1,580 holders of record.

      Mid-Valley. Mid-Valley common stock is quoted on the OTC Bulletin Board under the symbol “MVBO.OB.” The stock trades infrequently, and prior to April 2002, there was no public trading market for Mid-Valley common stock and trading was limited to privately-negotiated transactions. As a result, trading price data may not accurately reflect the actual market value of Mid-Valley shares. The table below sets forth the high and low sales prices per share of Mid-Valley common stock as reported on the OTC Bulletin Board for each quarterly period during the two most recent fiscal years, the first quarter of 2006, and the second quarter through April 12, 2006. Prices do not include retail mark-ups, mark-downs or commissions and may not represent actual transactions. All share prices listed below have been adjusted for a two-for-one stock split effected in September 2004.

	Mid-Valley
	Common Stock

	High	Low

2004
First Quarter	$10.50	$9.38
Second Quarter	11.50	10.50
Third Quarter	11.50	10.60
Fourth Quarter	17.25	11.00
2005
First Quarter	$16.50	$16.00
Second Quarter	16.50	14.50
Third Quarter	16.00	15.00
Fourth Quarter	15.00	14.75
2006
First Quarter	$18.15	$15.00
Second Quarter (through April 12, 2006)	$18.05	$18.05
      At March 1, 2006, the 1,146,930 outstanding shares of Mid-Valley common stock were held by approximately 560 holders of record.
      Mid-Valley has never paid a cash dividend. Mid-Valley’s policy has been to retain earnings to provide capital to fund its operations and support anticipated growth and, therefore, Mid-Valley does not anticipate paying cash dividends in the foreseeable future.

FORWARD-LOOKING STATEMENTS
      This document, including information included in materials accompanying or incorporated into this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results for West Coast and Mid-Valley could be quite different from those expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about (i) the future financial condition, results of operations and businesses of West Coast, West Coast Bank and Mid-Valley; (ii) the post-merger operations of West Coast Bank; (iii) the benefits of the merger, including future financial and operating results, cost savings and other matters; and (iv) objectives, expectations and intentions and other statements contained in this document that are not historical facts. In addition, statements identified by words such as “could,” “may,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, are likely forward-looking in nature. Forward-looking statements are based on current beliefs and expectations of West Coast’s and Mid-Valley’s managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of either institution. In addition, these forward-looking statements are based on assumptions that are subject to change.
      Actual results or occurrences may differ materially from the anticipated results or occurrences described in forward-looking statements for a number of reasons, including, among others, those identified under the heading “Risk Factors” in this document (beginning on page 14), and the following factors:

•	The integration of West Coast Bank and Mid-Valley businesses may not be accomplished successfully, or may take longer or cost more than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized;

•	operating costs, customer and employee losses and business disruption following the merger may be greater than expected;

•	general economic conditions, whether national or regional, could affect the demand for loan products or lead to increased loan losses and higher expenses of either of West Coast Bank or Mid-Valley;

•	increasing or decreasing interest rate environments, including the shape and level of the yield curve, could lead to decreases in net interest margin and lower net interest and fee income, resulting in lower gains on sales of loans, or changes in the value of portfolio investment securities of either of West Coast Bank or Mid-Valley; or

•	employment conditions and the costs associated with retaining employees, future equipment, technology and branch investments, and other expenses to meet competitive or customer demands, may increase operating expenses of either of West Coast Bank or Mid-Valley.
      Furthermore, forward-looking statements are subject to risks and uncertainties related to the parties’ ability to satisfy conditions to the proposed merger, including regulatory and Mid-Valley shareholder approvals, to attract and retain lending officers and other key personnel, to close loans in the pipeline, to generate loan and deposit balances at projected spreads, and to control the level of net charge-offs.
      Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the analysis of West Coast’s and Mid-Valley’s managements only as of the date of the statements. We do not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this proxy statement/ prospectus.

RISK FACTORS
      In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements” on page 13, you should carefully consider the matters described below in determining whether to approve the merger.
The value of per share consideration received by all Mid-Valley shareholders, whether they receive cash or stock consideration, is dependent on the average closing price of West Coast stock prior to the completion of the merger.
      The total stock consideration paid to Mid-Valley shareholders in the merger will depend on the average closing price of West Coast stock shortly before the merger is completed. Once the total stock consideration is calculated, an allocation will be made in an effort to equalize the value of per share consideration received by Mid-Valley shareholders receiving West Coast stock and Mid-Valley shareholders receiving cash. Therefore, regardless of whether a Mid-Valley shareholder elects to receive cash, stock, or a combination of cash and stock in the merger, a decrease in the average closing price of the West Coast stock will reduce the amount of consideration received by all Mid-Valley shareholders in the merger.
The per share stock consideration and per share cash consideration may not be of equal value on the date paid, depending on changes in the West Coast stock price following the date the value of the merger consideration is determined.
      The per share stock and cash consideration will be determined and equalized as of a date that is five business days prior to the effective date of the merger (the “determination date”). A decrease in the closing price of West Coast stock after the determination date may cause the per share stock consideration to have a lower value than the per share cash consideration when the consideration is actually paid, while an increase in the West Coast closing price after the determination date may cause the per share cash consideration to have a lower value than the per share stock consideration. Also, if too many Mid-Valley shareholders elect to receive one form of consideration over the other, some Mid-Valley shareholders may not receive the form of consideration they elected to receive. See “The Merger — Allocation of Merger Consideration” beginning on page 34.
The exchange ratio in the merger was based on negotiations between West Coast and Mid-Valley and may not reflect the actual value of Mid-Valley.
      The stock consideration is calculated based on a baseline exchange ratio. The baseline exchange ratio is not affected by fluctuations in closing prices of Mid-Valley stock, but the exchange ratio is subject to adjustment if the average closing price of West Coast stock shortly before completion of the merger exceeds $30.15. The baseline exchange ratio was determined by negotiations between the parties. Because Mid-Valley stock is not actively traded, trading prices which may have affected the negotiations may not reflect the actual value of the Mid-Valley stock.
Because of the closing conditions in the merger agreement and the ability of either Mid-Valley or West Coast to terminate the merger agreement in specific instances, the merger may not be completed.
      The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, that:

•	The merger is approved by the holders of two-thirds of the outstanding shares of Mid-Valley common stock at the Mid-Valley special meeting of shareholders;

•	The parties have obtained all necessary regulatory approvals and third-party consents, and there are no orders, injunctions, statutes or rules prohibiting or restraining completion of the merger;

•	No change will have occurred and no circumstance will exist which has had or is reasonably likely to have a material adverse effect on either party; and

•	Mid-Valley shareholders will have asserted dissenters’ rights with respect to no more than 15% of the outstanding shares of Mid-Valley common stock.
      There can be no assurance that the parties will be able to meet the closing conditions of the merger agreement or that closing conditions that are beyond their control will be satisfied or waived. If all the conditions to the merger are not satisfied or waived, the parties will not be required to complete the merger. See “The Merger — Termination of Merger Agreement” beginning on page 42.
Failure to complete the merger could cause a decline in Mid-Valley’s stock price.
      If the merger is not completed for any reason, the price of Mid-Valley’s common stock may decline to the extent that the current market price of its common stock reflects a market assumption that the merger will be completed. On April 12, 2006, the closing price of Mid-Valley common stock on the OTC Bulletin Board was $18.05 per share. Immediately prior to the announcement of the merger, Mid-Valley stock last traded at a price of $15.10 per share.
The combined bank may fail to achieve the anticipated growth in revenues.
      In the view of the board of directors and management of West Coast, one of the main reasons for the merger is the opportunity to increase revenues from current Mid-Valley branches through incorporating expanded product offerings of West Coast Bank to customers of current Mid-Valley branches. Success in achieving these increased revenues depends on the ability of West Coast and West Coast Bank to integrate their products and services into current Mid-Valley operations, including educating Mid-Valley personnel regarding new products and services. Failure to integrate the two banks’ products and services successfully may decrease revenues and reduce the expected benefits of the merger.
We may fail to realize the cost savings we estimate for the merger.
      The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of West Coast Bank and Mid-Valley. West Coast’s management anticipates that, as a result of the merger, cost savings will be realized by consolidating certain personnel, economies of scale with respect to third-party contracts for goods or services, and an expected closure of the West Coast Bank branch and consolidation with the Mid-Valley headquarters branch in Woodburn. We may not be able to realize the cost savings in the amount or within the time frame anticipated, which may reduce the expected benefits of the merger.
Combining operations of the banks may be more difficult, costly or time-consuming than we expect.
      West Coast Bank and Mid-Valley have operated, and until the completion of the merger will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect relationships with clients and employees.
Unanticipated costs relating to the merger could reduce West Coast’s future earnings per share.
      West Coast believes that it has reasonably estimated the likely costs of integrating the operations of Mid-Valley, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of West Coast after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on West Coast’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

West Coast may engage in further expansion through new branch openings, introducing new products, or acquisitions, which could adversely affect net income.
      West Coast continues to explore opportunities for growth, including new branch openings, new product offerings, and strategic acquisitions. Opening new branches and introducing new products may involve substantial capital expenditures and marketing expenses. The risks associated with expansion through acquisitions include, among others, overestimating the cost savings or revenue enhancements that may be realized in such transactions, incorrectly assessing the asset quality of a particular acquisition, encountering greater than anticipated costs of incorporating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired through expansion or in acquisitions. To the extent West Coast issues capital stock in connection with additional acquisitions, these acquisitions and related stock issuances may have a dilutive effect on earnings per share and share ownership.
West Coast has various anti-takeover measures that could impede a takeover of West Coast.
      West Coast has various anti-takeover measures in place. Any one or more of these measures may impede the takeover of West Coast without the approval of West Coast’s board of directors and may prevent you from taking part in a transaction in which you could realize appreciation in the market price of any West Coast stock you receive in the merger. See “Comparison of Shareholders’ Rights” beginning on page 80.
BACKGROUND OF AND REASONS FOR THE MERGER
Background of the Merger
      Mid-Valley was organized in 1998 as an Oregon state-chartered bank headquartered in Woodburn, Oregon, by several community members who saw the need for a local community bank. Mid-Valley engages in commercial banking activities from its main office located in Woodburn, Oregon, and three other full-service branches located in the communities of Woodburn, Wilsonville and Mt. Angel, Oregon. Mid-Valley also operates a loan production office in Wilsonville, Oregon and a limited-hours branch in Woodburn, Oregon.
      During the summer of 2005 and in light of several key events including Mid-Valley’s having become a public-reporting entity in 2004, the costs of compliance with reporting requirements of the Sarbanes-Oxley Act of 2002, several changes in management personnel and a financially challenging second quarter of 2005, Mid-Valley engaged in a strategic planning process whereby a multi-year growth plan was developed. During the same period and over the course of the next several months, Mid-Valley was approached by two community banks about the possibility of acquiring Mid-Valley. Mid-Valley exchanged information with each of the potential acquirors, and each bank provided a rough outline of a proposal to acquire Mid-Valley. Mid-Valley also was approached by a third bank, but no information was exchanged with that bank.
      The Mid-Valley board of directors determined that the offers did not provide sufficient value to Mid-Valley shareholders. However, the directors also determined that, given the strategic plan they had developed, current market interest in Mid-Valley and the overall bank market, it would be prudent to explore the possibility of engaging in a formal process to determine third-party interest in acquiring Mid-Valley.
      Davidson and another investment banking firm were asked to provide their thoughts and analysis to the executive committee of the Mid-Valley board regarding prospects for selling Mid-Valley. Other Mid-Valley directors who were available attended the investment banking firms’ presentations. The presentations, which were held in late September and early October 2005, focused on the market value for Mid-Valley, third parties that might be interested in acquiring Mid-Valley, the pros and cons of a transaction, and the overall strategy for enhancing value for Mid-Valley shareholders. On October 18,

2005, the Mid-Valley board authorized Mid-Valley to engage Davidson to render financial advisory and investment banking services in connection with the possible sale of Mid-Valley. The agreement with Davidson was signed after the board meeting and dated effective as of October 13, 2005. In conjunction with the decision to engage Davidson, the Mid-Valley board of directors established a special board committee to coordinate the transaction process. The special committee consisted of Chairman Clarke Berryman, Vice-Chairman Gerald Schroeder and director Ronald Halter.
      In late November 2005, after a due diligence period, Davidson contacted numerous parties who might have an interest in acquiring Mid-Valley and provided them with a confidential information memorandum. Davidson targeted a number of regional banking companies for which an acquisition of Mid-Valley would provide strategic, financial or business benefits.
      Mid-Valley received six non-binding term sheets during mid-December 2005. After a series of conversations and conference calls, the special board committee determined to meet with the two highest bidders to discuss their offers and a variety of related issues, including the business philosophy and objectives of each bidder and the effect of a potential acquisition on Mid-Valley employees, customers and the community.
      These meetings were held in early January 2006 and involved Davidson, the special board committee and the representatives of the two highest bidders, including West Coast. In a conference call on January 6, 2006, the special committee informed Davidson of Mid-Valley’s desire to negotiate a transaction exclusively with West Coast. Mid-Valley and West Coast entered into exclusive negotiations immediately thereafter.
      Mid-January 2006 was spent in detailed due diligence of both Mid-Valley and West Coast with both parties conducting personnel reviews and discussions, loan reviews, and analysis of estimated financial performance and a multitude of other issues. On January 18, 2006, after the due diligence reviews were substantially completed, West Coast provided the initial draft of the merger agreement to Mid-Valley and its representatives. The Mid-Valley board of directors, Davidson and Mid-Valley’s counsel, Tonkon Torp LLP, spent the latter part of January negotiating the merger agreement and related agreements with West Coast and its counsel, Miller Nash LLP. Davidson and Tonkon Torp LLP held almost daily discussions with Mid-Valley’s board committee to review and provide progress updates on the merger agreement and related matters.
      The board of directors of West Coast discussed the status of the merger negotiations and due diligence review at its regular meeting held on January 24, 2006. (All nine of West Coast’s directors attended the board meeting.) West Coast’s management was authorized to continue negotiating the terms of the transaction and preparing documents.
      On January 26, 2006, representatives of Davidson and West Coast’s management discussed the final major financial terms of the transaction, including the exchange ratio of West Coast common stock for Mid-Valley shares, the protections for both West Coast and Mid-Valley with regard to fluctuations in the market price for West Coast’s stock, and the mechanism to equalize the value of the merger consideration based on the mix of cash and West Coast common stock to be issued in the merger.
      Mid-Valley’s board held a special meeting on January 26, 2006 to receive an update on the status of negotiations and due diligence review. (One Mid-Valley director was unable to attend the board meeting.) Representatives of Mid-Valley’s financial and legal advisors, Davidson and Tonkon Torp LLP, respectively, attended and participated in the board meeting. At the meeting, Mid-Valley’s legal counsel discussed the directors’ fiduciary responsibilities in considering a potential business combination. Following that discussion, a representative from Davidson described the financial terms of the offer, including the pricing mechanism in the merger agreement, the proposed split between cash and West Coast stock to be paid to Mid-Valley shareholders, the cash consideration to be paid to holders of options, the provisions in the merger agreement entitling the parties to terminate the merger agreement under specified circumstances, the fees that would be payable under various termination provisions, the benefits of the proposed merger to Mid-Valley’s shareholders, and certain other opportunities afforded by the merger. Management reported on the status of the due diligence reviews of Mid-Valley and West Coast. The Mid-Valley board made several suggestions for changes to the proposed terms of the merger agreement. The Mid-Valley directors who were present unanimously authorized the special board committee to continue negotiating with West Coast to reach agreement on the final terms of the merger agreement, which would be presented for consideration at special Mid-Valley and West Coast board meetings the following week.
      Mid-Valley’s CEO met with West Coast’s CEO and other West Coast executives on January 27, 2006. They discussed details of the proposed transaction and the role of Mid-Valley employees both before and after the closing of the merger. They also discussed the communication plan for disclosing the merger to Mid-Valley’s employees, customers and others.
      A special Mid-Valley board meeting was held on February 1, 2006 to consider and vote on the merger agreement and related matters. (One director was unable to attend the board meeting.) Representatives of Davidson and Tonkon Torp LLP attended and participated in the board meeting. The board again discussed its fiduciary duties in considering the merger. The board reviewed the principal terms of the current drafts of the merger agreement, the directors’ voting and option agreements, their non-competition and non-solicitation agreements, and other ancillary documents, drafts of which had been distributed to the directors prior to the meeting. A representative of Davidson made a presentation regarding the financial terms of the transaction and the fairness, from a financial point of view, of the consideration to be paid by West Coast in the merger to the Mid-Valley shareholders and option holders. Davidson then delivered its fairness opinion to the board of directors. After discussion and detailed consideration of the merger agreement and the factors discussed below under “— Reasons for the Merger — Mid-Valley Bank,” the directors of Mid-Valley who were present unanimously approved the merger agreement. After approval of the merger agreement, Mr. Schroeder updated the directors on the merger communication plan. The directors then signed voting and option agreements, non-competition and non-solicitation agreements, and affiliate letters relating to the sale of West Coast stock they will receive in the merger as Mid-Valley shareholders.
      Also on February 1, 2006, the board of directors of West Coast met separately and unanimously approved the merger agreement. (One West Coast director was unable to attend the board meeting.) The merger agreement was executed late in the day on February 1, 2006.
Reasons for the Merger — West Coast Bancorp
      At a special meeting held on February 1, 2006, West Coast’s board of directors determined that the merger agreement was in the best interests of West Coast and its shareholders. In reaching its determination, the board consulted with West Coast management regarding the financial impact of the merger and the terms of the merger agreement, and considered a number of factors. Listed below are the material factors West Coast’s directors considered in their decision. West Coast’s board did not assign any specific or relative weight to the factors listed below.

•	West Coast’s assessment, based in part on presentations by its management, of the financial performance and condition, business operations and asset quality of Mid-Valley on an historical and prospective basis and of the combined company on a pro forma basis, including anticipated revenue enhancements, cost savings, and merger-related expenses;

•	The addition of complementary branches in Wilsonville and Woodburn, Oregon, consistent with West Coast’s long-term strategy of expanding its operations along the I-5 corridor;

•	The opportunity of the combined bank to offer a broader array of products and services, as well as a higher level of expertise in such areas as internet banking, cash management, and trust and investment services, to Mid-Valley’s customers with a corresponding potential for enhanced revenue growth;

•	The similar operational focus by both banks on community banking, as well as on commercial and agricultural lending;

•	Based on industry market data reported as of June 30, 2005, the fact that the combined bank would have the largest deposit market share in the Woodburn area, bolstering West Coast’s presence in the north Willamette Valley;

•	The current and prospective economic and competitive environment facing the financial services industry generally, and West Coast and Mid-Valley in particular, including the increasing importance of operational scale within markets of operations and financial resources in maintaining efficiency and competitiveness over the long term;

•	The general impact that the merger may be expected to have on the constituencies served by West Coast, including its customers, employees, and communities, in addition to its shareholders; and

•	The West Coast board’s belief that the two companies share compatible cultures and values, including a commitment to relationship-based customer service and community involvement.
      In the course of its deliberations regarding the merger, the West Coast board also considered the following information which it determined did not outweigh the benefits to West Coast and its shareholders expected to be generated by the merger:

•	The risk that integration of Mid-Valley’s operations and employees will be more difficult and expensive than anticipated and may divert the attention of West Coast’s management from West Coast’s current operations and customers; and

•	The possibility that merger and integration costs will be higher than expected or revenue growth will be lower than anticipated, with a corresponding negative effect on earnings and capital of the combined company.
      The foregoing discussion of the information considered by the West Coast board is not intended to be exhaustive but includes the material factors considered. In the course of its deliberations, the West Coast board discussed the anticipated impact of the merger on West Coast, its shareholders, and its various other constituencies, and determined that the benefits to West Coast and its constituencies expected to result from the merger would likely outweigh any disadvantages.
Reasons for the Merger — Mid-Valley Bank
      The Mid-Valley board of directors believes the merger is in the best interests of Mid-Valley and the Mid-Valley shareholders. The Mid-Valley board unanimously recommends that Mid-Valley shareholders vote for the approval of the merger and the consummation of the transactions contemplated by the merger agreement.
      In reaching its decision to unanimously approve the merger agreement, the Mid-Valley board considered numerous factors taken as a whole, none of which was accorded any particular or relative weight. The board also consulted with legal, tax, accounting and financial advisors as well as senior bank management. The factors the Mid-Valley board considered included:

•	the value to be received by holders of Mid-Valley common stock pursuant to the merger agreement in relation to the historical trading prices of Mid-Valley common stock;

•	the future business and other prospects of Mid-Valley on a stand-alone basis;

•	the financial, business and other prospects of West Coast in its existing markets and in the markets served by Mid-Valley;

•	the future business and other prospects of Mid-Valley and West Coast on a combined basis;

•	the directors’ belief that Mid-Valley and West Coast share compatible values and culture, including a commitment to personalized customer service and community involvement;

•	the expected impact of the merger on the constituencies served by Mid-Valley, including its customers, depositors, employees and communities;

•	the additional and enhanced products and services and financial and technology resources of West Coast that will be available to Mid-Valley’s customers following the merger;

•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact competitive conditions in the industry;

•	the employee and severance benefits to be provided to Mid-Valley employees and career opportunities in a larger organization;

•	the liquidity of West Coast common stock as a result of the public market available for the trading of West Coast common stock and the comparatively more limited liquidity of Mid-Valley common stock;

•	the fact that West Coast has a history of paying cash dividends on its common stock, while Mid-Valley has no plans to pay cash dividends in the foreseeable future;

•	the federal tax treatment to Mid-Valley shareholders of the merger, which provides for tax deferred treatment of the West Coast stock to be received in the merger; and

•	the written opinion of Davidson delivered to the Mid-Valley board of directors that the merger is fair to shareholders from a financial point of view.
Opinion of Financial Advisor to Mid-Valley Bank
      Mid-Valley’s board of directors retained Davidson effective October 13, 2005, on an exclusive basis, to provide financial advisory and investment banking services, including the rendering of a fairness opinion, regarding a potential merger or sale of Mid-Valley. Davidson, as part of its investment banking business, is engaged in the valuation of banking and other businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Mid-Valley’s board of directors retained Davidson based upon its reputation and experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions generally.
      On February 1, 2006, Davidson presented its fairness opinion to the Mid-Valley board of directors at the meeting during which the directors considered and approved the merger agreement. The Davidson fairness opinion stated that, as of the date of the meeting, the merger consideration to be paid by West Coast pursuant to the merger agreement is fair from a financial point of view to the holders of Mid-Valley common stock. Davidson has reconfirmed its fairness opinion as of April 10, 2006, and a copy of that opinion is attached to this document as Appendix C.
      Under the terms of its engagement with Mid-Valley, Davidson is required to deliver its fairness opinion to the board of directors of Mid-Valley in connection with the execution of the merger agreement and is required to update its opinion for inclusion in this proxy statement/prospectus. In connection with the fairness opinion dated as of April 10, 2006, Davidson performed procedures to update, as necessary, certain of the analyses described below. Davidson reviewed the assumptions on which the analyses described below were based and the factors considered in connection with the analyses. Davidson did not perform any analyses in addition to those described below in updating the February 1, 2006 opinion.
      Davidson’s opinion is directed to the Mid-Valley board of directors and addresses only the merger consideration specified in the merger agreement. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Mid-Valley shareholder as to how the shareholder should vote at the special meeting of shareholders with respect to the merger.

Summary of Financial Terms of Proposed Merger
      Davidson reviewed the financial terms of the proposed transaction. Assuming the number of shares and options remains constant, Mid-Valley shareholders will receive approximately $5.0 million in cash and 607,815 shares of West Coast common stock. The cash portion of the consideration for the Mid-Valley common stock is fixed. The value of the stock portion will float until five business days before the closing of the merger. Davidson calculated a total merger consideration of approximately $21.7 million for Mid-Valley shareholders, using West Coast’s closing stock price of $27.41 on January 31, 2006. Based on the $21.7 million amount, Davidson calculated an implied transaction value of $18.89 for each share of Mid-Valley common stock as of January 31, 2006. The aggregate implied value of the transaction is approximately $25.2 million, including $21.7 million for all Mid-Valley common stock and $3.5 million for all outstanding options to purchase Mid-Valley common stock. There are collars on the price of West Coast stock. See “The Merger — Merger Consideration” beginning on page 30.
      Based upon the implied transaction value to common shareholders and Mid-Valley’s September 30, 2005 financial information (which was the most recent publicly available information on January 31, 2006), Davidson calculated the following ratios:
      Implied value of the merger to Mid-Valley common shareholders as compared to:

• Book value	244%
• Tangible book value	244%
• Last 12 months’ earnings per share	35.3	x
• Assets	21.8%
• Premium over tangible book/core deposits	17.6%
• Premium to last Mid-Valley stock trade (1/27/06)	25.1%
Review Procedures
      In connection with providing its fairness opinion, Davidson:

•	reviewed the merger agreement (including the amendment dated March 21, 2006) and exhibits;

•	reviewed certain financial statements and other historical financial and business information about Mid-Valley and West Coast made available to Davidson from published sources and/or from the internal records of Mid-Valley and West Coast;

•	reviewed certain financial assumptions and forecasts of Mid-Valley and West Coast with the managements of Mid-Valley and West Coast regarding their businesses, financial conditions, results of operations and prospects;

•	compared certain financial information for Mid-Valley and West Coast with similar publicly available information for certain other companies, the securities of which are publicly traded;

•	analyzed the financial terms of certain other similar transactions recently effected, to the extent publicly available;

•	analyzed the current market environment generally and the banking industry environment in particular;

•	analyzed the pro forma financial impact of the merger; and

•	reviewed such other information, financial studies, analyses, investigations and financial, economic and market criteria as Davidson considered relevant.
      In connection with its review, Davidson relied upon and assumed the accuracy and completeness of all the information listed above that was provided to it or obtained through publicly available sources. Davidson did not assume any responsibility to independently verify the information. Davidson assumed that the assumptions and estimates that both managements used to develop their forecasts were reasonable and reflected the best estimates and judgments available at that time with respect to the future financial performances of Mid-Valley and West Coast. Davidson did not independently verify the validity of the assumptions.
      Davidson did not make any independent valuation or appraisal of the assets and liabilities of Mid-Valley or West Coast, nor was Davidson furnished with any appraisals. Davidson did not examine individual loan files of Mid-Valley or West Coast. Davidson is not an expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of a bank’s allowance for loan losses, and Davidson assumed that the allowances of Mid-Valley and West Coast are, in the aggregate, adequate to cover future losses.
      Davidson’s opinion is predicated on the merger receiving the tax and accounting treatment contemplated in the merger agreement. Davidson provided its opinion without regard to the necessity for, or level of, any restrictions, obligations, undertakings or other actions, which may be imposed or required in the course of obtaining regulatory approval of the merger. Davidson’s opinion is necessarily based upon economic, market and other conditions, and on the information that was available to Davidson on February 1, 2006 and April 10, 2006. No limitations were imposed on Davidson regarding the scope of its investigation or otherwise by Mid-Valley or West Coast.
Overview of West Coast
      Since shareholders of Mid-Valley will receive approximately 75% of their $21.7 million of merger consideration in shares of West Coast common stock, Davidson examined West Coast’s historical performance, current operations and future prospects. Davidson compared them to a comparable group of 18 Nasdaq-traded banks and bank holding companies located in Washington, Oregon and Montana. For the purpose of its analysis, Davidson used the public financial information for the 18 companies at and for the 12 months ended December 31, 2005, as reported by SNL Financial. Davidson also examined five-year averages and compound annual growth rates of West Coast and the peer group using the same operating measures. The comparable group included the following:

AmericanWest Bancorporation Cascade Financial Corp. Columbia Banking System Inc. Glacier Bancorp Inc. Pacific Continental Corp. Umpqua Holdings Corp.	Banner Corp. CityBank Cowlitz Bancorporation Heritage Financial Corp. PremierWest Bancorp United Financial Corp.	Cascade Bancorp Columbia Bancorp Frontier Financial Corp. Horizon Financial Corp. Sterling Financial Corp. Washington Banking Co.

		2005	West Coast	Peer
	2005	Peer	Five-Year	Five-Year
	West Coast	Median	Average	Average

Return on Average Assets	1.28%	1.42%	1.22%	1.28%
Return on Average Equity	15.8%	14.0%	14.3%	13.3%
Net Interest Margin	4.99%	5.02%	4.84%	5.05%
Efficiency Ratio	63.2%	58.6%	62.6%	58.0%
Loan Growth	8.6%	16.6%	9.1%	11.5%
Deposit Growth	12.0%	16.6%	8.9%	15.8%
Equity/ Assets	7.9%	9.4%	8.4%	9.3%
Net Charge-Offs/ Loans	0.05%	0.08%	0.18%	0.17%
Loan Loss Reserves/ Loans	1.32%	1.36%	1.39%	1.39%
Nonperforming Assets/ Assets	0.05%	0.18%	0.28%	0.50%

      Davidson looked at West Coast’s current pricing multiples, as compared to the median of the peer group from the above table. The table below summarizes the pricing multiples using January 31, 2006 stock prices for West Coast and the peer group.

			Peer Company
	West Coast		Median

Price to Book Value	256%		225%
Price to Tangible Book Value	257%		260%
Deposit Premium	14.9%		14.5%
Price to 2005 Earnings	17.7	x	17.2	x
Price to 2006 Earnings(1)	15.4	x	15.3	x
Price to Assets	20.2%		22.5%
Weekly Average Share Volume	122,410		88,900

(1) Estimates as of January 31, 2006 provided by Thomson First Call.
      West Coast trades on par with the comparable company median on price to tangible book value, price to 2005 earnings and estimated 2006 earnings, and deposit premium, but trades at a premium on price to book value. West Coast trades at a discount to the peer median on price to assets.
Valuation Methods
      In connection with providing its opinion, Davidson performed a variety of financial analyses, including those summarized in the following subsections. The information provided in these subsections is not a complete description of the analyses that Davidson used in reaching its opinion. Preparation of a fairness opinion involves various determinations and judgments as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances.
      While Davidson provided the Mid-Valley board of directors with the results of the various analyses that follow, Davidson believes that all of its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by the analyses, without considering all analyses and factors, or attempting to ascribe relative weights to some or all of such analyses and factors, or including other discrete analyses or factors could create an incomplete view of the evaluation process underlying Davidson’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary descriptions. With respect to the comparable public company analysis and bank acquisition transaction analysis, no company or transaction utilized as a comparison is identical to Mid-Valley, West Coast or the merger, and such analyses necessarily involve complex considerations concerning the differences in financial characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned.
      In performing its analyses, Davidson made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Mid-Valley, West Coast, the combined company and Davidson.
      Listed below are the summary analyses presented by Davidson to Mid-Valley’s board of directors on February 1, 2006:

•	Comparable Company Analysis

•	Stock Trading Data History

•	Dividend Pickup Analysis

•	Analysis of Bank Acquisition Transactions

•	Discounted Dividend Analysis

•	Pro Forma Merger Analysis
      The following table summarizes the material valuation methodologies and range of values used to support Davidson’s fairness conclusion:

Implied Valuation of Mid-Valley
Methodology	Using Each Analysis

Comparable Company Analysis (Market Cap.)	$17.3 million
Bank Acquisition Transactions
Regional Peer Group	$11.9 to $23.2 million
National Peer Group	$16.5 to $19.1 million
Discounted Dividend Analysis
10% Discount Rate	$17.9 to $21.9 million
12% Discount Rate	$16.2 to $19.8 million
14% Discount Rate	$14.6 to $17.9 million
Comparable Company Analysis
      Using publicly available information, Davidson compared Mid-Valley’s financial information with various measures of earnings performance, operating efficiency, capital adequacy and asset quality of certain banks. Davidson examined two universes of comparable companies. The first group included 22 representative banks and bank holding companies located in Washington, Oregon and Idaho, which are publicly-traded on the OTC Bulletin Board. For the purpose of the public company analysis, Davidson used the financial information at and for the nine months ended September 30, 2005. The comparable companies included the following:

Albina Community Bancorp BEO Bancorp Columbia Commercial Bancorp Home Valley Bancorp Inc. Intermountain Community Bancorp Northwest Bancorp Inc. Peoples Bank of Commerce Town Center Bancorp	Baker Boyer Bancorp Capital Pacific Bank Evergreen Bancorp Idaho Bancorp Merchants Bancorp Oregon Pacific Bancorp Prineville Bancorporation	Bank of Salem Century Bank First Sound Bank Idaho Independent Bank Mountain Bank Holding Company Pacific Financial Corporation Siuslaw Financial Group
      The second group included 61 commercial banks with assets between $50 million and $250 million located in Washington, Oregon and Idaho. For the purpose of the commercial bank analysis, Davidson used financial information at and for the nine months ended September 30, 2005.
      Davidson’s analysis provided the following information concerning Mid-Valley’s financial performance at and for the nine months ended September 30, 2005:

		Public Company	Commercial
	Mid-Valley	Median	Bank Median

Return on Average Assets	0.58%	1.08%	1.03%
Return on Average Equity	6.3%	13.1%	10.1%
Net Interest Margin	5.33%	4.88%	5.09%
Efficiency Ratio	78.2%	66.7%	69.3%
Compound Annual Growth Rate on Loans	18.5%	20.3%	20.6%
Compound Annual Growth Rate on Deposits	19.8%	17.7%	13.7%
Equity/ Assets	8.9%	8.4%	10.1%
Net (Recoveries) Charge-Offs/ Loans	(0.01)%	0.00%	0.04%
Allowance for Loan Losses/ Loans	1.07%	1.24%	1.25%
Nonperforming Assets/ Assets	0.00%	0.09%	0.16%

      Davidson then examined five-year averages and compound annual growth rates of Mid-Valley, as compared to the two peer groups using the same operating measures:

		Public Company	Commercial
	Mid-Valley	Median	Bank Median

Return on Average Assets	0.86%	0.97%	0.90%
Return on Average Equity	9.8%	11.2%	9.3%
Net Interest Margin	4.99%	4.94%	4.91%
Efficiency Ratio	71.3%	68.7%	71.9%
Compound Annual Growth Rate on Loans	15.7%	16.9%	14.0%
Compound Annual Growth Rate on Deposits	11.5%	14.5%	12.4%
Equity/ Assets	8.9%	8.8%	9.8%
Net Charge-Offs/ Loans	0.04%	0.13%	0.09%
Allowance for Loan Losses/ Loans	1.07%	1.25%	1.28%
Nonperforming Assets/ Assets	0.07%	0.33%	0.32%
      Mid-Valley is publicly traded on the OTC Bulletin Board. The imputed merger consideration of $18.89 per Mid-Valley share represented a 25.1% premium over Mid-Valley’s last stock trade before the Mid-Valley board meeting at which the merger agreement was approved ($15.10 on January 27, 2006).
      Davidson also examined various measures of market performance, including, but not limited to, the stock prices of Mid-Valley and the public company median price, as compared to: earnings, book value, deposit premium and assets. Davidson noted that the market places significantly greater weight on multiples of earnings and book value. The following data is based on stock prices at January 31, 2006.

	Mid-Valley		Public Company
	Multiple		Median Multiple

Price to Last 12 Months’ Earnings	31.5	x	17.8	x
Price to Book Value	194%		199%
Price to Deposit Premium	9.9%		11.3%
Price to Assets	17.3%		17.9%
Stock Trading Data History
      Shares of Mid-Valley traded on 61 of the possible 252 trading days between February 1, 2005 and January 31, 2006, or on approximately 24% of the possible days. Shares of West Coast traded on every trading day during the same period. The average daily volume, for the period from November 1, 2005 through January 31, 2006, for Mid-Valley was 47 shares and for West Coast was 24,482 shares.
      Davidson reviewed weekly stock price data for Mid-Valley common stock and West Coast common stock, as compared to the NASDAQ Bank Index for the period from February 1, 2005 through January 31, 2006. This analysis showed that, on a relative performance basis, the value of Mid-Valley’s stock decreased approximately 8% and the value of West Coast’s stock increased approximately 12%, compared with an increase of approximately 2% for the NASDAQ Bank Index. During this same period, the Dow Jones Industrial Average increased approximately 3% and the S&P 500 Index increased approximately 8%.
Dividend Pickup Analysis
      Mid-Valley shareholders who receive West Coast stock in the merger will also be eligible to receive any cash and stock dividends paid by West Coast to its shareholders after the merger. Assuming that: (a) Mid-Valley shareholders receive 0.7066 share of West Coast stock for each Mid-Valley share exchanged in the merger; (b) West Coast stock represents approximately 75% of the total consideration received by Mid-Valley shareholders; (c) West Coast pays an annualized dividend of $0.42 in 2006, which is four times West Coast’s first quarter 2006 dividend of $0.105 per share; and (d) that Mid-Valley shareholders had owned the West Coast shares during all of 2006, Mid-Valley shareholders would have received $0.30 per Mid-Valley share (or approximately $255,000 in the aggregate) in cash dividends during 2006. That equates to a 2.0% dividend yield based on the Mid-Valley stock price at January 31, 2006 and a 6.0% dividend yield based on the original offering price of Mid-Valley common stock in 1998.
      West Coast has historically paid a quarterly cash dividend to shareholders, with uninterrupted dividends for the past 74 quarters. Mid-Valley has never paid a cash dividend. West Coast makes no assurance in the merger agreement or this document that it will pay any dividends after the merger is completed.
      Below is a summary of cash dividends paid by West Coast over the past three years:

Dividend per
Paid Date	West Coast Share

First Quarter 2006	$0.1050
Fourth Quarter 2005	$0.1050
Third Quarter 2005	$0.0925
Second Quarter 2005	$0.0925
First Quarter 2005	$0.0925
Fourth Quarter 2004	$0.0925
Third Quarter 2004	$0.0850
Second Quarter 2004	$0.0850
First Quarter 2004	$0.0850
Fourth Quarter 2003	$0.0850
Third Quarter 2003	$0.0775
Second Quarter 2003	$0.0775
Analysis of Bank Acquisition Transactions
      Davidson reviewed other bank merger and acquisition transactions to further confirm its opinion. Davidson examined two comparable groups: (1) all bank acquisitions in Washington, Oregon, Idaho, Montana and Wyoming that had been announced between January 1, 2003 and January 31, 2006 with assets below $500 million (23 transactions); and (2) all bank acquisitions in the United States that had been announced between January 1, 2003 and January 31, 2006 where the acquired bank had assets below $200 million and a return on equity between 0% and 10% (204 transactions).
      Davidson reviewed the multiples of transaction value for common shareholders at announcement to the latest 12 months’ earnings, book value, deposits and assets. Davidson applied those multiples to Mid-Valley’s comparable financial information at and for the 12 months ended September 30, 2005. Davidson noted that the market places significantly greater weight on multiples of earnings and book value.

	September 30,
	2005		Regional Peer Group			National Peer Group

	Mid-Valley
	Transaction		Median		Imputed	Median		Imputed
	Multiples		Multiple		Value	Multiple		Value

Price to Last 12 Months’ Earnings	35.3	x	19.4	x	$11.9 million	29.7	x	$18.2 million
Price to Book Value	244%		241%		$21.4 million	186%		$16.5 million
Price to Deposit Premium	17.6%		17.9%		$21.9 million	12.2%		$17.7 million
Price to Assets	18.3%		23.4%		$23.2 million	19.2%		$19.1 million

Discounted Dividend Analysis
      Using a discounted dividend stream analysis, Davidson examined the value of Mid-Valley by adding the present value of estimated dividendable earnings, using management’s assumptions and guidance, for calendar years 2006 through 2011 and an estimated terminal value for Mid-Valley’s stock assuming a sale at the end of 2011. The terminal value was then estimated by applying a range of multiples of 16 to 20 times estimated 2011 earnings. Davidson discounted the dividend stream and terminal value using discount rates between 10% and 14%. Davidson chose these rates to reflect different assumptions regarding required rates of return to holders or prospective buyers of Mid-Valley common stock. The analysis provided three valuation ranges, based on the various discount rates. The 10% discount rate produced a range of $17.9 million to $21.9 million, the 12% discount rate produced a range of $16.2 million to $19.8 million, and the 14% discount rate produced a range of $14.6 million to $17.9 million.
Pro Forma Merger Analysis
      Davidson reviewed projections prepared by the management of Mid-Valley for 2006 and 2007. In addition, Davidson reviewed published research analyst estimates for West Coast for 2006 and 2007.
      Based on trailing 12 months’ financial information at December 31, 2005 and general transaction assumptions, the merger would be modestly dilutive to West Coast earnings per share. West Coast management has indicated that there will be revenue enhancements and cost savings resulting from the merger and, based on reasonable assumptions, this would result in an accretive transaction based on estimated earnings per share. The earnings projections Mid-Valley furnished to Davidson were prepared for internal purposes only and were not intended for public disclosure. The projections assume that there will be no substantial shift in future economic, financial market, competitive and regulatory conditions, all of which are difficult or impossible to predict and largely beyond the control of the parties to the merger. With respect to all financial projections prepared by Mid-Valley’s and West Coast’s managements and used by Davidson in its analysis, Davidson assumed that the projections reflected the best estimates and judgments of the respective managements available at that time with respect to the future financial performances of Mid-Valley and West Coast and that such performances will be achieved. Davidson expressed no opinion as to such financial projections or the assumptions on which they were based.
      Actual results achieved by the combined company following the merger may vary from this and other forecasts, and the variations may be material. Like all forward-looking statements, Davidson’s analysis produces results that are inherently uncertain.
Relationship of Davidson to Mid-Valley and West Coast
      Mid-Valley agreed to pay Davidson $10,000, plus 1.25% of the aggregate transaction value calculated at closing for Davidson’s financial advisory and investment banking services, plus $75,000 for rendering its fairness opinion. Mid-Valley has also agreed to reimburse Davidson for its reasonable out-of-pocket expenses incurred in connection with its engagement. Mid-Valley also agreed to indemnify Davidson, its affiliates, directors, officers, agents, managers, attorneys, shareholders, employees and controlling persons against certain expenses and liabilities in connection with its engagement. Mid-Valley has paid Davidson the $10,000 and $75,000 fees. The portion of Davidson’s fee that is based on the aggregate value of the transaction will become payable upon completion of the merger. Based on the closing price of West Coast common stock on April 12, 2006, the transaction value would be approximately $24.3 million, and Davidson’s percentage-of-transaction fee would be approximately $300,000.
Davidson Acts as a Market Maker in West Coast Common Stock
      In the ordinary course of Davidson’s business, Davidson acts as a market maker in West Coast stock. Davidson and its affiliates may actively trade securities of Mid-Valley or West Coast for their own account and for the accounts of customers, and may, therefore, at any time hold a long or short position in such securities.

MID-VALLEY BANK SPECIAL MEETING
When and Where
      The special meeting of Mid-Valley shareholders will be held on May 18, 2006, at 2 p.m. local time, at our headquarters located at 1755 Mt. Hood Avenue, Suite 120, Woodburn, Oregon. This proxy statement/ prospectus is being sent to holders of Mid-Valley common stock and is accompanied by a form of proxy that is being solicited by the Mid-Valley board for use at the special meeting and at any adjournment or postponement.
Purpose
      The purpose of the special meeting is:

(i) to consider and vote upon a proposal to approve the merger pursuant to the agreement and plan of merger described herein, and

(ii) to consider and vote upon a proposal, if made at the meeting, to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.
Who May Vote
      The Mid-Valley board of directors has fixed the close of business on April 14, 2006, as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only holders of record on the record date will be entitled to vote at the special meeting. Each share of Mid-Valley common stock will be entitled to one vote. At the record date, there were 1,146,930 shares of Mid-Valley common stock outstanding and entitled to be voted at the special meeting held by approximately 560 holders of record.
Vote Required
      Approval of the merger requires the affirmative vote of the holders of two-thirds of the outstanding shares of Mid-Valley common stock. If a proposal is made to adjourn the meeting, such proposal will be approved if it receives the affirmative vote of a majority of the votes cast on the proposal. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of Mid-Valley shareholders at the special meeting. Valid proxies that are marked “Abstain,” including proxies submitted by brokers and other nominees with respect to shares held in street name (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger and will have no effect on any proposal to adjourn the meeting.
Voting by Proxy
      Holders of Mid-Valley common stock may vote either in person or by properly executed proxy. Mid-Valley shares represented by a properly executed proxy received prior to or at the special meeting will, unless the proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted “FOR” the proposal to approve the merger and any proposal to adjourn the meeting.
      Any proxy may be revoked at any time before it is voted by delivering to the Secretary of Mid-Valley, Robert L. Engle, a written notice of revocation bearing a later date than the proxy, by submitting a new proxy, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy.

Solicitation of Proxies
      The enclosed proxy for Mid-Valley shareholders is being solicited on behalf of the Mid-Valley board of directors. The expense of soliciting proxies for the special meeting will be borne by Mid-Valley. The costs and expenses of printing and mailing this proxy statement/ prospectus will be borne equally by West Coast and Mid-Valley. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement are to be paid by the party incurring such expenses.
      Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of Mid-Valley in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will receive no compensation for their assistance other than their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold Mid-Valley common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and Mid-Valley will reimburse them for their expenses in doing so.
Shares Owned by Directors and Executive Officers
      As of the record date, the directors and executive officers of Mid-Valley, together with their affiliates, owned an aggregate of 136,088 shares of the outstanding Mid-Valley common stock, which represents 11.9% of the shares entitled to be voted at the special meeting. All of the directors of Mid-Valley have entered into an agreement with West Coast pursuant to which each director has agreed to vote his shares for approval of the merger. See “The Merger — Interests of Certain Persons in the Merger — Stock Ownership” on page 45.
Possible Adjournment of the Special Meeting
      If a quorum is present at the meeting, but Mid-Valley fails to receive a sufficient number of votes to approve the merger, Mid-Valley may propose to adjourn the special meeting for a period of not more than 120 days for the purpose of soliciting additional proxies to approve the merger. Mid-Valley currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve the merger. If approval of the proposal to adjourn the Mid-Valley special meeting for the purpose of soliciting additional proxies is submitted to shareholders for approval, such approval requires the affirmative vote of a majority of the votes cast on the proposal.
      The Mid-Valley board of directors unanimously recommends that Mid-Valley’s shareholders vote FOR the proposal to adjourn the special meeting, if necessary and if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the merger.
THE MERGER
      The descriptions in this proxy statement/prospectus of the terms and conditions of the merger are qualified in their entirety by reference to the merger agreement, as amended, a copy of which is attached as Appendix A to this proxy statement/ prospectus and is incorporated herein by reference. We encourage you to review the merger agreement carefully.
Transaction
      The boards of directors of West Coast Bancorp and Mid-Valley Bank have approved the merger agreement. While West Coast and Mid-Valley believe that they will receive the necessary regulatory approvals for the merger and that other conditions to the merger will be satisfied, there can be no assurance that such approvals will be received and conditions met. See “— Additional Merger Agreement Terms” beginning on page 37 and “— Regulatory Approvals Required” beginning on page 41.

      The original merger agreement, dated February 1, 2006, provided for Mid-Valley to be merged with and into West Coast Bank, West Coast’s wholly owned operating banking subsidiary. The amendment to the merger agreement dated March 21, 2006, permits West Coast, in its sole discretion, to cause Mid-Valley to be merged with and into an interim banking subsidiary, WCB Interim Bank, to be formed and wholly owned by West Coast. This alternate structure, which is subject to approval by federal and state bank regulatory authorities, would permit West Coast to, in effect, transfer the authority of Mid-Valley to engage in a banking business in Oregon to an unaffiliated out-of-state bank so that the out-of-state bank has the authority to branch into Oregon. Under the Oregon Bank Act (the “Bank Act”), an out-of-state bank cannot engage in a banking business in Oregon unless it acquires an Oregon state-chartered bank, or substantially all the deposits of such a bank, that has been operating in Oregon for at least three years.
      If West Coast obtains regulatory approval of the alternate structure of the merger and (subject to all other closing conditions) elects to merge Mid-Valley with and into WCB Interim Bank, then within one business day following the merger, WCB Interim Bank will transfer the assets and liabilities of Mid-Valley (other than $250,000 deposited by West Coast or one of its subsidiaries) to West Coast Bank (the “Purchase and Assumption Transaction”). Promptly thereafter, the remaining $250,000 in deposits held by WCB Interim Bank are expected to be transferred to the out-of-state bank (the “Deposit Transaction”).
      Following the merger (and the Purchase and Assumption Transaction, if the alternate structure is used), the business operations of Mid-Valley will be combined with those of West Coast Bank. Also, the Mid-Valley employees who are to become employees of a West Coast subsidiary will become employees of West Coast Bank or West Coast Trust Company, not WCB Interim Bank.
      The merger consideration payable to Mid-Valley’s shareholders will be unaffected by whether the merger is effected with West Coast Bank or WCB Interim Bank. See “— Merger Consideration” below. The tax consequences to Mid-Valley’s shareholders arising from receipt of the merger consideration also will be exactly the same regardless of which merger structure is elected by West Coast. See “— Certain Federal Income Tax Consequences” beginning on page 46.
      If all required regulatory approvals for the merger between Mid-Valley and West Coast Bank have been received by the date of determination of the merger consideration and the Mid-Valley shareholders have voted to approve the merger by that date, but the alternate merger structure has not yet received regulatory approval, the amendment to the merger agreement permitting West Coast to elect the alternate structure will be deemed to be rescinded and of no further force and effect. The amendment will also be rescinded if the merger has not been completed by June 30, 2006.
      The vote by a Mid-Valley shareholder “for” the merger at the Mid-Valley special meeting of shareholders (in person or using the enclosed proxy card) will be deemed to approve the merger of Mid-Valley with and into West Coast Bank or, at West Coast’s discretion, with and into WCB Interim Bank, subject to all other conditions to the merger (including the receipt of all required regulatory approvals for the merger structure selected).
      The terms of the merger were determined by West Coast and Mid-Valley on the basis of arms’-length negotiations.
Merger Consideration
      The merger agreement provides that, as of the effective date of the merger, each share of Mid-Valley common stock issued and outstanding immediately prior to the effective date will be converted into the right to receive either West Coast common stock, cash, or a combination of West Coast common stock and cash, in each case as described below. Except as described below, West Coast will issue a total of 607,815 shares of West Coast common stock and pay a total of $5,008,965 in cash to Mid-Valley shareholders and an additional $3.5 million in cash to Mid-Valley stock option holders as merger consideration for Mid-Valley shares and stock options under the merger agreement.
      The cash portion of the merger consideration was reduced from approximately $5.5 million to approximately $5.0 million to reflect the Mid-Valley shareholders’ pro rata portion of Mid-Valley’s estimated merger expenses. The estimated merger expenses of approximately $645,000 were allocated pro rata among Mid-Valley’s shareholders and option holders based on the numbers of Mid-Valley shares and options outstanding on February 1, 2006.
      Subject to the allocation procedures described below, each Mid-Valley shareholder will have the right to elect to convert his or her Mid-Valley common stock into cash, shares of West Coast common stock, or a combination of cash and West Coast common stock in any whole percentage divisible evenly by 5, as specified by the shareholder. See “— Election Procedure” beginning on page 33. The number of shares of West Coast common stock to be received for each share of Mid-Valley common stock being converted into West Coast stock is referred to as the “per share stock consideration,” and the amount of cash to be received for each share of Mid-Valley common stock being converted into cash is referred to as the “per share cash consideration.”
Calculation of Value of Merger Consideration
      Although the aggregate number of shares of West Coast common stock and the amount of cash to be received by Mid-Valley shareholders is fixed except as specified in “— Merger Consideration — Adjustments to Merger Consideration” below, the value of the West Coast common stock will fluctuate. Therefore, the formula described below was devised to equalize the value of the consideration to be received for each share of Mid-Valley common stock in the merger regardless of whether the Mid-Valley shareholder elects to receive all common stock, all cash, or a combination of cash and stock.
      The per share value of the merger consideration will be equal to the amount obtained by dividing the “transaction value” by the number of shares of Mid-Valley common stock outstanding on the fifth business day immediately preceding the effective date of the merger (the “determination date”). Assuming that no new Mid-Valley shares are issued and no Mid-Valley stock options are exercised between February 1, 2006, and the determination date, the number of Mid-Valley shares outstanding will be 1,146,930 shares. In that case, the “transaction value” for outstanding Mid-Valley shares will be the sum of $5,008,965 plus the product of 607,815 multiplied by the “average closing price.” The “average closing price” is the average of the closing sale prices of West Coast common stock as reported on Nasdaq during the ten consecutive trading days immediately prior to the determination date. We refer to this ten-day trading period as the “valuation period.”
      For example, if the average closing price of West Coast common stock during the valuation period were $26.24, Mid-Valley shareholders receiving stock consideration for their shares would receive approximately 0.6964 shares of West Coast common stock per share of Mid-Valley common stock having a value, based on such average closing price, of $18.27, and a Mid-Valley shareholder receiving cash would receive approximately $18.27 in cash per share of Mid-Valley common stock, subject in each case to the allocation procedures described under “— Allocation of Merger Consideration” beginning on page 34. Based on that average closing price, approximately 23.9% of the outstanding shares of Mid-Valley common stock would be exchanged for cash, and approximately 76.1% would be exchanged for West Coast common stock.
      If the price of West Coast common stock increases, then the number of shares of Mid-Valley common stock being exchanged for cash would decrease and the number of shares being exchanged for West Coast common stock would increase. Similarly, if the price of West Coast common stock decreases, then the number of shares of Mid-Valley common stock being exchanged for cash would increase and the number of shares being exchanged for West Coast common stock would decrease.
      We intend to announce the amounts of per share stock consideration and per share cash consideration to be paid to Mid-Valley shareholders promptly after the determination date. The amounts will also be made available on West Coast’s website at www.wcb.com.
      No assurance can be given that the current fair market value of West Coast common stock will be equivalent to the fair market value of West Coast common stock on the effective date of the merger or at any other time. The fair market value of West Coast common stock received by a Mid-Valley shareholder may be greater or less than the current fair market value due to numerous market factors.
Adjustments to Merger Consideration
      In the event that the average closing price of West Coast common stock is above $30.15, the total number of shares of West Coast common stock to be issued as merger consideration will be reduced by multiplying the number of shares that would have been issued had the average closing price been $30.15 or less by the quotient obtained by dividing $30.15 by the average closing price. For example, if the average closing price were $31.00 and the total shares of West Coast common stock otherwise issuable were 607,815, the actual total number of West Coast shares that would be issued as merger consideration would be 591,149 shares.
      Also, the cash payable and shares issuable as merger consideration will be increased proportionately to the extent that additional shares of Mid-Valley common stock are issued upon the exercise of Mid-Valley stock options after February 1, 2006, and prior to the effective date of the merger. See “— Stock Options” on page 36.
      If the shares of West Coast common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared, in each case with a record date prior to the effective date, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.
Examples of Calculation of Transaction Value
      The following table sets forth, based on various average closing prices of West Coast common stock, the per share stock consideration and the per share cash consideration, as well as the total value of the merger consideration. The value of the per share stock consideration and the per share cash consideration are equal at a given average closing price.

	Per Share Stock
Average Closing	Consideration (Shares		Transaction
Price During	of West Coast	Per Share Cash	Value
Valuation Period	Common Stock)	Consideration	(In thousands)

$25.00	0.7046	$17.62	$20,204
$26.00	0.6979	$18.15	$20,812
$27.00	0.6917	$18.68	$21,420
$28.00	0.6859	$19.21	$22,028
$29.00	0.6805	$19.74	$22,636
$30.00	0.6755	$20.27	$23,243
$31.00	0.6563	$20.35	$23,335
$32.00	0.6358	$20.35	$23,335
      Based on the $27.41 closing price of West Coast common stock on January 31, 2006, the trading day immediately prior to the announcement of the proposed merger, the merger had a value on that date of approximately $18.89 per Mid-Valley share. Based on the $26.24 closing price of West Coast common stock on April 12, 2006, the most recent practicable trading date prior to the printing of this proxy statement/ prospectus, the merger would have a value of approximately $18.27 per Mid-Valley share.
Price Condition to Completion of Merger
      Mid-Valley may terminate the merger agreement at any time prior to the determination date if, (1) for any three consecutive trading days prior to that date (the “measurement period”), the average closing price of West Coast common stock is less than $24.67 and (2) West Coast’s stock price has underperformed the NASDAQ Bank Index by more than 15% during the period beginning on January 31,

2006, and ending on the third day of the measurement period. See “— Termination of Merger Agreement” beginning on page 42.
Election Procedure
Election Alternatives
      Subject to the allocation mechanism described in the next section, each Mid-Valley shareholder will have the right to elect to receive with respect to such shareholder’s shares of Mid-Valley common stock:

•	all cash;

•	all West Coast common shares; or

•	a combination of cash and West Coast common shares in 5% increments as specified by the shareholder (a “combination election”).
      All Cash Election. Shareholders who make the all cash election will receive the per share cash consideration with respect to all their shares of Mid-Valley common stock, subject to the allocation mechanism described below in the event shareholders elect to receive more cash than is permitted under the merger agreement.
      All Stock Election. Shareholders who make the all stock election will receive the per share stock consideration with respect to all their shares of Mid-Valley common stock, subject to the allocation mechanism described below in the event shareholders elect to receive more stock than is permitted under the merger agreement.
      Combination Election. A shareholder who makes a combination election will receive (1) the per share cash consideration with respect to that portion of that holder’s shares of Mid-Valley common stock equal to any whole percentage specified by such holder that is a multiple of 5% (e.g., 5%, 10%, 15%, 20% or 25%, referred to as the “specified cash percentage”) and (2) the per share stock consideration in respect of that portion of that holder’s shares of Mid-Valley common stock equal to the remaining percentage specified by such holder (the “specified stock percentage”). The specified cash percentage and specified stock percentage must total 100%. In our discussion, we refer to the shares included in a shareholder’s specified cash percentage as “partial cash election shares” and the shares included in a shareholder’s specified stock percentage as “partial stock election shares.”
      No-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or West Coast common stock, and shareholders who do not make a valid election, will be deemed to have made a no-election (“no-election shares”). Shareholders who are deemed to have made a no-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, or such allocation would result in such an oversubscription, in which case they may receive the per share cash consideration for some or all of their shares of Mid-Valley common stock. See “— Allocation of Merger Consideration” beginning on page 34.
      Proposed Dissenting Shares. To the extent a Mid-Valley shareholder provides notice of dissent to Mid-Valley in accordance with the Bank Act or votes against the merger, such shareholder will be deemed to hold cash election shares for purposes of determining the allocation of cash and West Coast common shares among Mid-Valley shareholders. Such shareholders will be deemed to hold “proposed dissenting shares.”

Example of Election Alternatives
      For example, assuming a Mid-Valley shareholder holds 100 shares of Mid-Valley common stock (and that the average closing price of West Coast common stock for the valuation period was $27.00), if such shareholder made:

•	an all stock election, such shareholder would receive 69 shares of West Coast common stock (and $4.59 in cash in lieu of a fractional share) having a total value (based on the average closing price) of $1,867.59;

•	an all cash election, such shareholder would receive $1,867.59 in cash;

•	a combination election of 50% stock and 50% cash, such shareholder would receive 34 shares of West Coast common stock and cash of $949.59 (including $15.79 in cash in lieu of a fractional share), which, together with the stock, would have a total value of $1,867.59.
      Due to the limits on the total amount of cash and total number of shares of West Coast common stock to be paid as merger consideration, there is no assurance that a holder of Mid-Valley common stock will receive the form of consideration that the holder elects with respect to all shares of Mid-Valley common stock held by that holder. If the elections by Mid-Valley shareholders as a whole result in an oversubscription with respect to shares of Mid-Valley common stock that would otherwise receive either the per share stock consideration or the per share cash consideration, the exchange agent will follow the procedures for allocating West Coast common stock and cash described under “— Allocation of Merger Consideration” below.
Election Form
      In a few days, we will mail to you an election form on which you will indicate your preferences regarding the form of merger consideration you wish to receive for your Mid-Valley shares. Each election form allows the holder to make the all cash election, the all stock election, or the combination election, or to indicate that the holder makes no election. To make an election, a holder of Mid-Valley common stock must submit a properly completed election form, i.e., the form must be accompanied by certificates representing Mid-Valley shares (or affidavits and indemnification for lost or stolen certificates) together with duly executed transmittal materials. The election form must be received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. West Coast may honor an election submitted after the election deadline if doing so will not affect other Mid-Valley shareholders’ timely submitted elections. Elections that are not timely (unless accepted by West Coast) will be treated as making “no election.”
      An election may be revoked or changed by the person submitting the election form prior to the election deadline. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions regarding these matters will be binding and conclusive. Neither West Coast nor Mid-Valley nor the exchange agent will be under any obligation to notify any person of any defects in an election form.
Allocation of Merger Consideration
      As described under “— Merger Consideration” beginning on page 30, West Coast will issue a total of 607,815 shares of West Coast common stock and pay $5,008,965 in cash to Mid-Valley shareholders in the merger (subject to adjustment if more than 1,146,930 shares of Mid-Valley common stock are outstanding as of the effective date of the merger or if the West Coast average closing price during the valuation period is more than $30.15). Therefore, all cash elections, all stock elections, and combination elections are subject to proration to preserve these limitations on the amount of cash to be paid and the number of shares of West Coast common stock to be issued in the merger. As a result, even if you choose to receive all cash or all stock, you may nevertheless receive a combination of cash and stock.

      Oversubscription of the Cash Consideration. West Coast common stock may be issued to shareholders who do not make a valid election or indicate no preference on their election forms (“no-election shares”) and, if necessary, with respect to shares covered by an all cash election or a partial cash election, if the aggregate cash amount that would otherwise be paid by West Coast to Mid-Valley shareholders would be greater than $5,008,965 (subject to increase to accommodate exercises of Mid-Valley stock options). If there is an oversubscription of the cash consideration, the following allocation mechanism will be used:

•	all stock election shares and partial stock election shares will be converted into stock;

•	such number of no-election shares will be allocated pro-rata and converted into stock as necessary to bring the aggregate cash amount payable to shareholders in the merger as close as possible to $5,008,965;

•	if still necessary, some cash election shares and partial cash election shares will be allocated pro-rata and converted into stock as necessary to bring the aggregate cash amount payable to shareholders in the merger as close as possible to $5,008,965; and

•	the remaining cash election shares and partial cash election shares will be converted into cash.
      Oversubscription of the Stock Consideration. If the aggregate cash amount that West Coast would pay to Mid-Valley shareholders who make an all cash election or a partial cash election is less than $5,008,965 (as such amount may be increased to accommodate exercises of Mid-Valley stock options), West Coast may pay cash with respect to no-election shares and, if necessary, with respect to shares covered by an all stock election or a partial stock election. If there is an oversubscription of the stock consideration, the following allocation mechanism will be used:

•	all cash election shares and partial cash election shares will be converted into cash;

•	such number of no-election shares will be allocated pro-rata and converted into cash as necessary to bring the aggregate cash amount payable to shareholders in the merger as close as possible to $5,008,965;

•	if still necessary, some stock election shares and partial stock election shares will be allocated pro-rata and converted into cash as necessary to bring the aggregate cash amount payable to shareholders in the merger as close as possible to $5,008,965; and

•	the remaining stock election shares and partial stock election shares will be converted into stock.
      The allocation described above will be computed by the exchange agent as soon as practicable after the closing of the merger.
      Because the federal income tax consequences of receiving cash, West Coast shares, or a combination of cash and West Coast shares will differ, Mid-Valley shareholders are urged to read carefully the information set forth under the caption “— Certain Federal Income Tax Consequences” beginning on page 46 and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration can fluctuate in value from the average closing price calculated during the valuation period, the economic value per share of West Coast common stock received by Mid-Valley shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Mid-Valley shareholders who receive cash consideration.
Effect of the Merger
      Upon completion of the merger, the separate existence of Mid-Valley will cease and either West Coast Bank or, if elected by West Coast under the terms of the amendment, WCB Interim Bank will be the surviving bank in the merger. The articles of incorporation and bylaws of West Coast Bank or WCB Interim Bank, as applicable, will be the articles of incorporation and bylaws of the surviving bank after completion of the merger and will not be affected by the merger. In addition, the directors and executive officers of West Coast Bank or WCB Interim Bank, as applicable, will continue as directors and executive officers of the surviving bank. If West Coast obtains regulatory approval of the alternate structure of the merger, the merger will be followed by the Purchase and Assumption Transaction and the Deposit Transaction that would result in Mid-Valley’s business operations being combined with West Coast Bank’s business operations.
Stock Options
      Each option to purchase shares of Mid-Valley common stock that is outstanding and unexercised at the closing of the merger will be cancelled in exchange for a cash payment equal to the amount by which the adjusted cash consideration per share being paid in the merger multiplied by the number of shares subject to an option exceeds the aggregate exercise price for such option. As described under “—Merger Consideration” beginning on page 30, assuming that no Mid-Valley stock options are exercised prior to the effective time of the merger, the cash consideration payable to option holders in the merger will reflect the allocation of approximately $135,000 of estimated merger-related costs to Mid-Valley option holders, so that Mid-Valley’s merger-related costs will be borne proportionally by Mid-Valley shareholders and Mid-Valley option holders. The amount of cash and the number of shares of West Coast common stock to be paid to shareholders as merger consideration is subject to increase to the extent that outstanding Mid-Valley options are exercised prior to the effective date.
Fractional Shares
      No fractional shares of West Coast common stock will be issued in the merger. For each fractional share that would otherwise be issued, West Coast will pay cash in an amount equal to the fraction multiplied by the average closing price of West Coast shares determined as described under “— Merger Consideration” beginning on page 30. No interest will be paid or accrued on cash payable in lieu of fractional shares.
Exchange of Certificates
      Soon after completion of the merger, West Coast will cause its exchange agent to allocate the consideration among the Mid-Valley shareholders as described in “— Allocation of Merger Consideration” beginning on page 34. Upon completion of the allocation procedures, the exchange agent will send a letter of transmittal to Mid-Valley shareholders of record at the effective time of the merger who have not previously submitted their certificates with the election form. This mailing will contain instructions on how to surrender certificates representing Mid-Valley shares in exchange for the merger consideration the holder is entitled to receive under the merger agreement.
      All shares of West Coast common stock issued to the Mid-Valley shareholders in the merger will be deemed issued as of the effective date of the merger. Until Mid-Valley stock certificates are surrendered for exchange, holders of such certificates will accrue, but will not be paid, any dividends or other distributions declared after the effective date of the merger with respect to West Coast common stock. When certificates are surrendered, West Coast will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective date, no further transfers of any Mid-Valley shares on the stock transfer books of Mid-Valley will be permitted.
      If a certificate for Mid-Valley shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit as to loss, theft or destruction, and appropriate and customary indemnification, including posting of a bond if requested.
Closing of the Merger
      The merger will become effective as set forth in a plan of merger that will be filed with the Department of Consumer and Business Services of the State of Oregon (the “Oregon Department”) on the effective date of the merger. Subject to the conditions set forth in the merger agreement, the closing of the merger will occur at a date, time and place to be specified by the parties, but no later than five days after the satisfaction or waiver of the various conditions to the merger. It is currently anticipated that we will complete the merger in late May 2006.
      If the closing does not occur on or before August 31, 2006, any party who is not then in breach of any representation, warranty, covenant, or other agreement may terminate the merger agreement. The merger agreement may also be terminated for other reasons described under the heading “— Termination of Merger Agreement” beginning on page 42.
Additional Merger Agreement Terms
      The merger agreement also includes representations, warranties and additional agreements of the parties as described in further detail below.
Representations and Warranties
      Mid-Valley. Under the merger agreement, Mid-Valley has made representations and warranties to West Coast as to:

•	corporate organization and existence;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	no violation of any law, corporate governance document or agreement due to execution and performance of the merger agreement;

•	governmental and third-party consents necessary to complete the merger;

•	accuracy, completeness, and timeliness of regulatory filings;

•	financial statements;

•	brokers’ or finders’ fees payable in connection with the merger;

•	absence of material adverse changes;

•	absence of legal proceedings and regulatory actions;

•	accuracy and timeliness of taxes and tax returns;

•	employee benefit matters;

•	compliance with laws;

•	material contracts;

•	properties;

•	agreements with regulatory agencies;

•	absence of undisclosed liabilities;

•	fiduciary activities;

•	interests of Mid-Valley affiliates in any material contract or property of Mid-Valley;

•	absence of obligations to register Mid-Valley securities;

•	intellectual property;

•	its loan portfolio and allowance for loan losses;

•	insurance;

•	internal control over financial reporting; and

•	overall accuracy of information regarding Mid-Valley Bank.
      West Coast. West Coast and West Coast Bank have each made representations and warranties to Mid-Valley in the merger agreement as to:

•	corporate organization and existence;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	no violation of any law, corporate governance document, or agreement due to execution and performance of the merger agreement;

•	governmental and third-party consents necessary to complete the merger;

•	financial reports and public filings;

•	absence of material adverse changes;

•	regulatory reports and findings;

•	absence of fees payable to financial advisors in connection with the merger;

•	absence of material legal proceedings and regulatory actions;

•	allowance for loan losses;

•	compliance with laws; and

•	absence of undisclosed liabilities.
      If West Coast elects to cause the merger of Mid-Valley to be with and into WCB Interim Bank, the representations and warranties listed above will also apply to WCB Interim Bank to the extent applicable.
Conduct of Business Pending the Merger
      Mid-Valley. Mid-Valley has agreed that, between February 1, 2006 and the effective date of the merger, it will:

•	conduct its business in the usual, regular and ordinary course consistent with past practice;

•	use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees;

•	maintain proper business and accounting records in accordance with generally accepted accounting principles and past practice;

•	use commercially reasonable efforts to obtain any approvals or consents required to maintain contracts in effect after the effective date of the merger; and

•	take no action that would adversely affect or delay the ability of the parties to obtain regulatory approvals or to perform their obligations under the merger agreement.
      Further, the merger agreement provides that, except with the written consent of West Coast, Mid-Valley may not:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness or become responsible for the obligations of another;

•	split or otherwise reclassify any capital stock; declare or pay any dividend or other distribution on, or directly or indirectly redeem or otherwise acquire, any shares of its capital stock, or grant any stock appreciation rights or any right to acquire any shares of its capital stock; or issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

•	except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement, sell or otherwise dispose of any of its properties or assets, or cancel or assign any indebtedness;

•	except for transactions in the ordinary course of business consistent with past practice, make any material investment (other than monthly purchases and sales for the Mid-Valley securities portfolio amounting to less than 10% of the portfolio value);

•	enter into or terminate any contract or agreement, or make any change in any lease or contract, other than (i) renewals of loan contracts and leases without material adverse changes of terms, (ii) loan extensions or credit facilities in the ordinary course and in an amount not exceeding $500,000, (iii) increases in loan amounts that do not exceed a balance of $500,000 after the increase, or (iv) certain de minimis exceptions;

•	pay bonuses or increase compensation or fringe benefits other than in the ordinary course of business consistent with past practice, or become a party to a benefit plan or employment agreement;

•	make any contribution to any benefit plan except as required by plan terms;

•	settle any claim, action or proceeding involving payments in excess of $10,000;

•	amend its articles of incorporation or bylaws;

•	restructure or materially change its investment securities portfolio or its gap position (other than monthly sales and purchases for the Mid-Valley portfolio amounting to less than 10% of the total value of the portfolio);

•	take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied; or

•	agree to take any of the actions described above.
      West Coast. West Coast has agreed that it will not, without the approval of Mid-Valley:

•	reclassify any of its capital stock or declare or pay any dividend or make any other distribution on any shares of its capital stock (except for regular cash dividends and repurchases of West Coast shares under its share repurchase program);

•	take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied or in a material violation of any provision;

•	take any action that would adversely affect or delay its ability to obtain any necessary approvals of any governmental authority or to perform its obligations under the merger agreement;

•	amend its articles of incorporation or bylaws; or

•	agree to take any of the actions described above.
Conditions to Completion of the Merger
      The consummation of the merger is subject to various conditions. We anticipate that all of those conditions will be satisfied or, where permissible, waived, but we can give no assurance as to whether or when that will happen.

      Both Parties. The respective obligations of West Coast and West Coast Bank (and WCB Interim Bank, if applicable) and of Mid-Valley to complete the merger are subject to the following conditions:

•	approval of the merger by the shareholders of Mid-Valley;

•	effectiveness of West Coast’s registration statement on Form S-4 containing this proxy statement/ prospectus;

•	receipt of all required regulatory approvals and expiration of all statutory waiting periods;

•	the absence of any order, decree or injunction of any court or agency that prohibits or restricts completion of the merger;

•	approval for listing of additional shares on The Nasdaq National Market;

•	accuracy in all material respects of the other party’s representations and warranties contained in the merger agreement as of the effective date of the merger unless the representations and warranties specify an earlier date, and the performance in all material respects by the other party of its obligations contained in the merger agreement;

•	the absence of changes or circumstances which have had or might reasonably be expected to have a material adverse effect on the business of West Coast or Mid-Valley; and

•	the receipt of an opinion of West Coast’s counsel substantially to the effect that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended. If West Coast elects to effect the merger of Mid-Valley with and into WCB Interim Bank, the opinion of counsel must also conclude that the Purchase and Assumption Transaction will not result in the current recognition of taxable income or gain for West Coast Bank, WCB Interim Bank, or West Coast.
      West Coast. The obligations of West Coast and West Coast Bank (or WCB Interim Bank, as applicable) under the merger agreement are subject to the following additional conditions, among others:

•	the number of dissenting shares must be less than 15% of the outstanding Mid-Valley shares;

•	West Coast must have received a certificate from the principal executive and financial officer of Mid-Valley relating to its financial statements and internal accounting controls, as described in the merger agreement; and

•	Mid-Valley must not have sustained any loss or interference with its business that may have a material adverse effect.
      Mid-Valley. The obligations of Mid-Valley under the merger agreement are subject to the additional condition that Mid-Valley’s financial advisor must not have withdrawn its fairness opinion.
No Solicitation by Mid-Valley Bank
      Mid-Valley has agreed that it and its officers, directors, representatives, and other agents will not solicit or, except to the extent the Mid-Valley board of directors concludes in good faith, with the advice of counsel, that failure to do so would violate the directors’ fiduciary obligations, enter into any discussions with any other entity or group concerning any offer or potential offer with respect to:

•	the purchase of any shares of common stock or other securities of Mid-Valley;

•	any tender offer or exchange offer;

•	the purchase or lease of assets of Mid-Valley, except in the ordinary course of business; or

•	a merger, consolidation, or other combination involving Mid-Valley.
Mid-Valley has agreed to promptly notify West Coast if any entity makes an offer or inquiry to Mid-Valley regarding any of the above.

Extension, Waiver and Amendment
      Extension and Waiver. At any time prior to the completion of the merger, each of West Coast and Mid-Valley may, to the extent legally allowed:

•	extend the time for the performance of any obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.
      Amendment. Subject to compliance with applicable law, West Coast and Mid-Valley may amend, by action taken or authorized by their respective board of directors, the merger agreement at any time before or after approval of the merger by Mid-Valley shareholders. However, after approval of the merger by Mid-Valley shareholders, the merger agreement may not be amended without their further approval to reduce the amount or change the form of the consideration to be delivered to Mid-Valley shareholders in the merger.
Expenses
      The merger agreement provides that each of West Coast and Mid-Valley will pay its own expenses in connection with the transactions contemplated by the merger agreement; provided, however, that the costs and expenses of printing and mailing the proxy statement/ prospectus will be borne equally by West Coast and Mid-Valley.
Regulatory Approvals Required
      West Coast and Mid-Valley have agreed to cooperate and use their reasonable best efforts to obtain all regulatory approvals or waivers required to consummate the transactions contemplated by the merger agreement, which include approval by federal and state bank regulatory authorities. West Coast filed applications with these regulatory bodies seeking such approval or waivers in late March and early April 2006. The merger cannot proceed in the absence of these regulatory approvals or waivers. Although West Coast and Mid-Valley expect to obtain the required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained.
      West Coast and Mid-Valley are not aware of any material governmental approvals or actions that are required prior to the parties’ consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.
Federal Deposit Insurance Corporation
      The acquisition of Mid-Valley as contemplated by the merger agreement is subject to approval by the FDIC. Applicable banking law requires the FDIC, in its evaluation of a proposed merger, to take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The FDIC will not approve a merger (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the FDIC finds that the anticompetitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. Also, if West Coast elects to cause Mid-Valley to merge with and into WCB Interim Bank, it may be required to obtain deposit insurance under the Federal Deposit Insurance Act for WCB Interim Bank. The application filed by West Coast with the FDIC addresses both merger structures (with West Coast Bank or WCB Interim Bank) and seeks confirmation that the deposits held by WCB Interim Bank will be insured deposits to the extent necessary in the event Mid-Valley is merged with and into WCB Interim Bank.
Oregon Department of Consumer and Business Services
      Approval of the change of control of Mid-Valley must also be obtained from the Oregon Department. Also, if West Coast elects to cause Mid-Valley to merge with and into WCB Interim Bank, the formation of WCB Interim Bank and the Purchase and Assumption Transaction must be approved by the Oregon Department. The application filed by West Coast in March 2006 with the Oregon Department addresses both merger transactions and seeks approval of the Purchase and Assumption Transaction. West Coast will cause the merger of Mid-Valley with and into WCB Interim Bank only if the Deposit Transaction, as described under “— Transaction” beginning on page 29, is permitted as the result of the out-of-state bank receiving a certificate of authority to transact banking business in Oregon under the Bank Act from the Oregon Department pursuant to an application to be filed separately by the out-of-state bank.
Board of Governors of Federal Reserve System
      The merger is subject to approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the Bank Holding Company Act of 1956, as amended. The formation of WCB Interim Bank by West Coast is also subject to approval by the Federal Reserve. As the merger is subject to FDIC approval, West Coast has filed a waiver request with the Federal Reserve to waive the application requirements with respect to both the merger and the formation of WCB Interim Bank. If the waiver request is not approved, West Coast will file the required application and notifications with the Federal Reserve.
Termination of Merger Agreement
Grounds for Termination
      The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of West Coast Bank or Mid-Valley:

•	by mutual consent of West Coast and Mid-Valley;

•	by either the board of directors of West Coast or the board of directors of Mid-Valley, if any required regulatory approval is denied and such denial is final and nonappealable or any governmental authority has issued a final and nonappealable order enjoining or otherwise prohibiting the merger;

•	by either the board of directors of West Coast or the board of directors of Mid-Valley, if the merger is not completed on or before August 31, 2006, unless the failure of the closing to occur by that date is due to the breach of any representation, warranty, or other agreement in the merger agreement by the party seeking to terminate the agreement;

•	by either the board of directors of West Coast or the board of directors of Mid-Valley (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement in the merger agreement) if there has been a material breach of any of the representations, warranties, covenants, or agreements set forth in the merger agreement on the part of the other party, which breach is not cured within 30 days following written notice, or which breach, by its nature, cannot be cured;

•	by either West Coast or Mid-Valley if shareholder approval has not been obtained by reason of the failure to obtain the required vote of Mid-Valley shareholders at the Mid-Valley special meeting or any adjournment (except where such failure is related to a competing acquisition proposal or the board’s modification of its approval of the merger with West Coast, in which case Mid-Valley may be subject to a $1 million termination fee as described below);

•	by the board of directors of Mid-Valley upon written notice to West Coast if Mid-Valley, in good faith, determines that a proposal it has received from a third party relating to a takeover proposal represents a superior proposal (as described below), provided that Mid-Valley may not so terminate the merger agreement unless it:

(i) is not then in breach of any covenant in the agreement;

(ii) enters into a letter of intent, acquisition agreement, or similar agreement related to the superior proposal, concurrently with such notice of termination;

(iii) has provided West Coast with at least five days’ prior written notice advising West Coast that Mid-Valley’s board is prepared to accept a superior proposal, and has given West Coast, if it so elects, the opportunity to amend the merger agreement in such a manner as would enable Mid-Valley to proceed with the merger; and

(iv) delivers to West Coast a $1 million termination fee;

•	by West Coast, upon written notice to Mid-Valley, if (i) the board of directors of Mid-Valley fails to recommend, withdraws, or modifies in a manner adverse to West Coast, its approval or recommendation of the merger agreement, or (ii) after a third-party proposal relating to, or actual occurrence of, an acquisition event (as described below), the shareholders of Mid-Valley fail to approve the merger at the special meeting (in which case a $1 million termination fee may apply as described below);

•	by the board of directors of Mid-Valley, upon prompt written notice to West Coast, if the average closing price of West Coast common stock for any three consecutive trading days prior to the determination date (the “measurement period”) falls below $24.67 (which represents a 10% decline from the West Coast closing price on January 31, 2006), and that average closing price represents a 15% decline as compared to the NASDAQ Bank Index over the period between January 31, 2006 and the end of the measurement period; or

•	by either the board of directors of West Coast or the board of directors of Mid-Valley, upon prompt written notice to the other, if certain events shall have occurred, such as outbreaks of war, domestic or civil disturbances, or terrorist attacks, banking moratoriums, or adverse and material changes in U.S. economic conditions that dramatically disrupt securities markets, and the average West Coast closing price over a three trading day period falls below $21.93 (which represents a 20% decline from the West Coast closing price on January 31, 2006).
      For purposes of the merger agreement, a “superior proposal” means a bona fide proposal to acquire Mid-Valley on terms which the board of directors of Mid-Valley determines in good faith, after taking into account the advice of counsel, to be more favorable to Mid-Valley and its shareholders than the merger.
      An “acquisition event” means (i) a merger, consolidation or similar transaction involving Mid-Valley or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets representing 25% or more of the consolidated assets of Mid-Valley, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 25% or more of the voting power of Mid-Valley.

Effect of Termination; Termination Fees
      Mid-Valley must pay West Coast a termination fee of $1 million if:

•	Mid-Valley terminates the merger agreement in order to accept a superior proposal; or

•	West Coast terminates the merger agreement following (i) a modification or withdrawal of the Mid-Valley board’s recommendation of the merger or (ii) the failure of Mid-Valley’s shareholders to approve the merger after a proposal for an acquisition event has been made by a third party, and, prior to or within 12 months after such termination of the merger agreement, an acquisition event occurs or Mid-Valley enters into an agreement for, or publicly announces an intention to engage in, an acquisition event.
      Mid-Valley agreed to pay the $1 million termination fee under these circumstances in order to induce West Coast to enter into the merger agreement. Agreeing to the payment of such termination fee could have the effect of discouraging other companies from trying to acquire Mid-Valley.
      If the merger agreement is terminated, subject to the termination fee provisions described in this sub-section, the merger agreement will become void and there will be no liability on the part of West Coast or Mid-Valley or their respective officers or directors, except that:

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information by West Coast will survive the termination;

•	in the event of a termination by West Coast due to a breach by Mid-Valley or failure by Mid-Valley to use reasonable efforts to consummate the merger, Mid-Valley will promptly, but in no event later than five business days after termination, pay to West Coast a fee of $200,000;

•	in the event of a termination by Mid-Valley due to a breach by West Coast or failure by West Coast to use reasonable efforts to consummate the merger, West Coast will promptly, but in no event later than five business days after termination, pay to Mid-Valley a fee of $200,000; and

•	in the event of a termination by West Coast or Mid-Valley if the Mid-Valley shareholders do not approve the merger at the Mid-Valley shareholder meeting, including any reasonable adjournment or postponement of such meeting, Mid-Valley will promptly, but in no event later than five business days after termination, pay to West Coast a fee of $150,000.
      In no event will West Coast or Mid-Valley be relieved or released from any liabilities or damages arising out of a willful breach of any provision of the merger agreement.
Voting and Related Commitments of Mid-Valley Directors
      Each director of Mid-Valley has agreed to vote all of his Mid-Valley shares for the merger unless the merger agreement has been terminated prior to the Mid-Valley special meeting of shareholders. Each director has further agreed, subject to applicable law and the director’s fiduciary obligations (i) to recommend approval of the merger by Mid-Valley shareholders and to refrain from any actions inconsistent with the foregoing, and (ii) not to solicit from any other person or entity any inquiries or proposals related to the acquisition of Mid-Valley.
      Each director of Mid-Valley has also agreed that he will not exercise any options to purchase Mid-Valley shares at any time prior to closing, except in the event such options would otherwise expire, and that all options held by such director will be cashed out in the merger. See “The Merger — Stock Options” on page 36 for a description of the terms on which outstanding unexercised options will be cancelled in exchange for a cash payment.
Non-Competition and Non-Solicitation Agreements
      Simultaneously with the execution of the merger agreement, all directors of Mid-Valley entered into non-competition and non-solicitation agreements with West Coast. The Mid-Valley directors have agreed that, for a period of one year following completion of the merger, they will not, directly or indirectly, engage in or have any ownership interest in or participate in the financing, operation, management or control of any person, firm, corporation or other entity in or business that engages in any activity closely associated with commercial banking or the operation of an institution the deposits of which are insured by the FDIC. This restriction extends to the geographic area of Clackamas and Marion counties in the State of Oregon. In addition, for a period of one year following completion of the merger, Mid-Valley directors have agreed not to solicit the business of existing or prospective customers of Mid-Valley for any purpose with respect to commercial banking activities or to encourage any such person to reduce or refrain from doing business with West Coast or West Coast Bank, or solicit the existing employees of Mid-Valley employed by West Coast or its subsidiaries to resign or apply for or accept employment with any other business or enterprise. The noncompetition agreement with a Mid-Valley director who is currently engaged in a brokerage business includes an exception that allows him to continue his current business.
Interests of Certain Persons in the Merger
Stock Ownership
      At April 14, 2006, the directors and executive officers of Mid-Valley, together with their affiliates, owned a total of 136,088 shares of the Mid-Valley common stock outstanding representing 11.9% of all outstanding Mid-Valley shares. Each Mid-Valley director has agreed to vote his shares in favor of approval of the merger. The directors and executive officers of Mid-Valley will receive the same consideration in the merger for their shares as other shareholders of Mid-Valley.
      Various members of Mid-Valley’s management and the Mid-Valley board have other interests in the merger, as described below, that are in addition to their interests as Mid-Valley shareholders. The Mid-Valley directors are aware of those interests and considered them, among other matters, in approving the merger agreement.
Stock Options
      At the time of the merger, West Coast will pay cash in exchange for all outstanding options to purchase Mid-Valley shares. See “The Merger — Stock Options” on page 36. As of the date of this proxy statement/ prospectus, directors, officers and other employees of Mid-Valley held options to acquire a total of 285,000 Mid-Valley shares, including options to purchase 267,000 Mid-Valley shares held by the directors and options to purchase 14,000 Mid-Valley shares held by executive officers of Mid-Valley who are not directors. All options held by the directors and executive officers are immediately exercisable, and the numbers of options held by each director and executive officer are listed in the section “Mid-Valley Security Ownership of Management and Principal Shareholders” beginning on page 78. Directors and executive officers of Mid-Valley will receive the same consideration in the merger for their options as other holders of Mid-Valley options. If the average closing price of West Coast common stock during the valuation period is $27.00 per share, the cash consideration for purposes of calculating amounts to be paid for Mid-Valley options would be $18.67 per share, and the cash value of Mid-Valley options owned by Mid-Valley directors and executive officers would be approximately $3.1 million.
Mid-Valley Change in Control Obligations
      In December 2003, Mid-Valley entered into salary continuation agreements with two executives — Donald R. Judson and Connie Kemp. Under the terms of these agreements, the named executives are entitled to a lump sum payment if a change in control occurs and, within 12 months following the change in control, the named executive’s employment terminates for reasons other than death, disability or retirement. The merger will constitute a change in control. As a result, Mr. Judson and Ms. Kemp will be entitled to one-time payments of approximately $289,800 and $159,800, respectively, upon employment termination following completion of the merger, assuming completion occurs in late May 2006. Mr. Judson’s employment is expected to terminate 90 days after completion of the merger as described below, and he will become entitled to his severance payment at that time. Ms. Kemp is expected to remain employed by West Coast Bank for a short period after completion of the merger, after which period she will be entitled to her severance payment.
Employment Agreement with Mid-Valley’s Chief Executive Officer
      West Coast and West Coast Bank have agreed to certain terms for the employment of Mr. Judson, effective upon completion of the merger. Mr. Judson will be employed by West Coast Bank for a 90-day period beginning upon completion of the merger. At the expiration of the employment term, Mr. Judson will be entitled to the change in control payment described above. Mr. Judson’s total compensation for the 90-day employment period will be $32,754.
      The noncompetition provisions of Mr. Judson’s existing employment agreement with Mid-Valley, which provides that he will not compete with Mid-Valley for one year after termination of employment, will continue in effect except that the restricted territory under his noncompete will be expanded to include all of Clackamas and Marion counties in Oregon. Mr. Judson has also agreed not to solicit any customers or prospective customers of West Coast Bank and its affiliates for a period of one year following termination of employment, and not to employ or seek to employ or encourage any employee of West Coast or West Coast Bank to leave employment. At the end of the one-year period, Mr. Judson will be paid $65,508 in consideration for the modifications to his noncompetition agreement.
Employment Arrangements with Mid-Valley’s Senior Vice President and Credit Administrator
      The Mid-Valley board of directors, at its meeting held February 1, 2006, approved the grant of a $45,000 bonus to Daniel Files, Senior Vice President and Credit Administrator of Mid-Valley, conditioned upon and payable by Mid-Valley at the closing of the merger. In addition, West Coast has agreed to pay Mr. Files a signing bonus in the amount of $50,000, conditioned upon his becoming an employee of West Coast Bank following the merger, and payable in four equal installments during his first year of employment. His employment agreement with West Coast Bank also includes an initial monthly base salary of $7,500, eligibility to receive stock-based awards approved by West Coast’s board of directors, participation in West Coast’s commercial banking incentive plan, a one-year change in control agreement in the event of a change in control of West Coast, subject to board approval, and a non-compete payment payable one year after termination in the amount of $125,000 if Mr. Files voluntarily terminates his employment with West Coast within one year after the merger is completed.
Indemnification and Insurance
      West Coast will indemnify Mid-Valley officers and directors for any claims arising out of their service to Mid-Valley prior to the effective date of the merger. In addition, West Coast has agreed to use its best efforts to continue in effect for a period of three years after the effective date the current policies of directors and officers liability insurance maintained by Mid-Valley with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective date. If West Coast is unable to maintain such policies, it will use its best efforts to obtain comparable insurance to the extent available.
Certain Federal Income Tax Consequences
      The following is a discussion of the material United States federal income tax consequences of the merger that are generally applicable to holders of Mid-Valley common stock who are citizens of, residents for purposes of taxation of, or are organized under the laws of, the United States. This discussion is applicable whether Mid-Valley merges into West Coast Bank or into WCB Interim Bank (as described under “The Merger — Transaction” beginning on page 29). This discussion is based on currently existing provisions of the Internal Revenue Code (the “Code”), existing treasury regulations (including final, temporary or proposed regulations), and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described in this discussion. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger.
      This discussion does not address all aspects of federal income taxation that may be relevant to the Mid-Valley shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, Mid-Valley shareholders:

•	who do not hold their Mid-Valley common stock as a capital asset within the meaning of Section 1221 of the Code;

•	who are financial institutions, mutual funds or insurance companies;

•	who are tax-exempt organizations;

•	who are S corporations, partnerships, or other pass-through entities;

•	who may be subject to the alternative minimum tax provisions of the Code;

•	whose shares are qualified small business stock for purposes of Section 1202 of the Code;

•	who received their Mid-Valley common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; or

•	who are subject to foreign taxes.
      Consummation of the merger is conditioned upon the receipt by Mid-Valley of the opinion (the “Tax Opinion”) of Miller Nash LLP, counsel to West Coast, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the Tax Opinion which are consistent with the state of facts existing as of the effective date of the merger, the merger (whether in the form of a merger of Mid-Valley into West Coast Bank or into WCB Interim Bank) will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. In the event the transaction takes the form of a merger of Mid-Valley into WCB Interim Bank, the Tax Opinion will also be to the effect that (1) neither the Purchase and Assumption Transaction nor the Deposit Transaction (as described under “The Merger — Transaction” beginning on page 29) will cause such merger to fail to qualify as a reorganization for income tax purposes and (2) the Purchase and Assumption Transaction will be treated as an intercompany transaction under Section 1502 of the Code that will not result in current recognition of taxable income or gain for West Coast Bank, WCB Interim Bank, or West Coast. (The Deposit Transaction will cause the West Coast consolidated group to recognize taxable gain.) The Tax Opinion will not be binding on the Internal Revenue Service (“IRS”) or the courts, and neither Mid-Valley nor West Coast intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.
      Assuming the facts set forth in the Tax Opinion are accurate, the United States federal income tax consequences of the merger to a Mid-Valley shareholder generally will depend on whether the shareholder exchanges his or her Mid-Valley common stock for cash, West Coast common stock or a combination of cash and West Coast common stock.
Exchange Solely for Cash
      In general, if a Mid-Valley shareholder exchanges all of his or her shares of Mid-Valley common stock solely for cash, he or she will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Mid-Valley common stock surrendered, which gain or loss will be long-term capital gain or loss if the Mid-Valley shareholder’s holding period with respect to the Mid-Valley common stock surrendered is more than one year. Notwithstanding the foregoing, if a Mid-Valley shareholder exchanges all of his or her shares of Mid-Valley common stock solely for cash and either (1) is deemed to constructively own shares of Mid-Valley common stock that were exchanged for shares of West Coast common stock or (2) owns shares of West Coast common stock, cash received by such shareholder may be taxed as a dividend rather than as a capital gain. The consequence to such shareholders may be similar to the consequences described below under the heading “Exchange for West Coast Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of the shareholder’s gain.
Exchange Solely for West Coast Common Stock
      If a Mid-Valley shareholder exchanges all of his or her shares of Mid-Valley common stock solely for shares of West Coast common stock, he or she will not recognize any gain or loss except with respect to cash received in lieu of any fractional share of West Coast common stock (as discussed below). The aggregate adjusted tax basis of the shares of West Coast common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Mid-Valley common stock surrendered for the West Coast common stock (reduced by the tax basis allocable to any shares of Mid-Valley common stock for which cash is received in lieu of issuance of fractional shares), and the holding period of the West Coast common stock will include the period during which the shares of Mid-Valley common stock were held. If a Mid-Valley shareholder has differing bases or holding periods with respect to his or her shares of Mid-Valley common stock, the shareholder should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of West Coast common stock received in the exchange.
Exchange for West Coast Common Stock and Cash
      If a Mid-Valley shareholder exchanges all of his or her shares of Mid-Valley common stock for a combination of West Coast common stock and cash, he or she will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the West Coast common stock received pursuant to the merger over that shareholder’s adjusted tax basis in his or her shares of Mid-Valley common stock surrendered) or (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain on another block of shares. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.
      The aggregate tax basis of West Coast common stock received by a Mid-Valley shareholder who exchanges his or her shares of Mid-Valley common stock for a combination of West Coast common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Mid-Valley common stock surrendered for West Coast common stock and cash, reduced by the amount of cash received by the shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the shareholder on the exchange. The holding period of the West Coast common stock will include the holding period of the shares of Mid-Valley common stock surrendered. If a Mid-Valley shareholder has differing bases or holding periods with respect to his or her shares of Mid-Valley common stock, he or she should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of West Coast common stock received in the exchange.
Possible Treatment of Cash as a Dividend
      In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Mid-Valley shareholder’s deemed percentage stock ownership of West Coast. For purposes of this determination, the Mid-Valley shareholder is treated as if he or she first exchanged all of his or her shares of Mid-Valley common stock solely for West Coast common stock and then West Coast immediately redeemed (the “deemed redemption”) a portion of the West Coast common stock in exchange for the cash the Mid-Valley shareholder actually received. The gain recognized in the exchange followed by deemed redemption will be treated as capital gain if the deemed redemption is (1) “not essentially equivalent to a dividend” or (2) “substantially disproportionate” with respect to the Mid-Valley shareholder.
      Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Mid-Valley shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be not “essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of West Coast. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis. In general, determining whether a “meaningful reduction” has occurred requires a comparison of (1) the percentage of the outstanding stock of West Coast that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of West Coast that is actually and constructively owned by the shareholder immediately after the deemed redemption. The deemed redemption, generally, will be “substantially disproportionate” with respect to a shareholder if the percentage described in (2) above is less than 80% of the percentage described in (1) above. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex, each shareholder that may be subject to these rules should consult his or her tax advisor.
Cash Received in Lieu of a Fractional Share
      Cash received by a Mid-Valley shareholder in lieu of a fractional share of West Coast common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the share of Mid-Valley common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such share of Mid-Valley common stock is more than one year.
Dissenting Shareholders
      Mid-Valley shareholders who dissent with respect to the merger as discussed under the heading “The Merger — Dissenters’ Rights” beginning on page 50, and who receive cash in exchange for their shares of Mid-Valley common stock, will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Mid-Valley common stock is more than one year.
Backup Withholding
      Non-corporate shareholders of Mid-Valley may be subject to information reporting and backup withholding on any cash payments they receive. Mid-Valley shareholders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form or letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Reporting Requirements
      Mid-Valley shareholders who receive West Coast common stock in the merger will be required to retain records pertaining to the merger, and each such shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
      This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are complicated, and the tax consequences of the merger to a Mid-Valley shareholder will depend upon the facts of his or her particular situation. We urge each Mid-Valley shareholder to consult with a tax advisor to determine the particular tax consequences of the merger.
Accounting Treatment
      The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States. Mid-Valley’s assets and liabilities will be adjusted to their estimated fair values as of the effective date of the merger. The excess of the merger consideration and merger costs over the net fair value of assets acquired, including any identifiable intangible assets, will be recorded as goodwill in West Coast’s financial statements. Goodwill will be periodically reviewed for impairment. Other intangible assets will be amortized against the combined entity’s earnings following completion of the merger.
Dissenters’ Rights
      Under Oregon law, shareholders who dissent from a proposed bank merger are entitled to the fair value of their shares under ORS 711.175 to ORS 711.185 of the Bank Act following the completion of the merger. A copy of these statutes is attached as Appendix B.
      In order to perfect his or her dissenters’ rights, a shareholder must notify Mid-Valley at or before the shareholder meeting that he or she is dissenting as to all shares of Mid-Valley he or she beneficially owns or he or she must vote against the merger. A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to:

Mid-Valley Bank
1755 Mt. Hood Ave., Suite 120
Woodburn, Oregon 97071
Attention: Donald R. Judson
      Shareholders beneficially owning stock held by a fiduciary or a nominee (such as a securities dealer, broker, or trustee or administrator of a retirement plan) and wishing to dissent must consult with that fiduciary or nominee and with Mid-Valley in advance of the meeting regarding procedures for exercising dissenters’ rights with respect to such shares. Shareholders holding stock through fiduciaries or nominees may not be entitled to exercise dissenters’ rights directly.
      If the merger is approved, then within 30 days after the special meeting any dissenting shareholder who desires to receive the value in cash of his or her shares must make written demand on West Coast (or, prior to the effective date of the merger, on Mid-Valley) and surrender his or her stock certificates, properly endorsed for transfer. Any dissenting shareholder who fails to make such written demand within the 30-day period will be bound by the terms of the merger agreement.
      Within 30 days after the effective date of the merger, dissenting shareholders will receive from West Coast Bank, as the successor to Mid-Valley, an acknowledgement of their dissent with a written offer to pay cash for the fair market value of those shares as determined by West Coast. The offer will be accompanied by financial statements of Mid-Valley as required by the Bank Act. If a shareholder notifies West Coast in writing that he or she accepts the offer, West Coast will pay the fair market value to the shareholder within 30 days after receiving the shareholder’s acceptance. If a shareholder declines or fails to accept West Coast’s offer within 30 days of such offer, the Oregon Department will appoint an appraiser, who will make a final determination of fair market value of Mid-Valley shares as of the effective time of the merger. Within 30 days after receiving notice of the appraiser’s valuation, West Coast must pay the dissenting Mid-Valley shareholders in accordance with the valuation. The costs of appraisal would be shared by West Coast and the dissenting shareholders unless the appraised value differs by more than 15% from West Coast’s initial offer to dissenters. If West Coast’s offer was less than the appraiser’s valuation by more than 15%, West Coast would be required to pay the entire cost of valuation. If West Coast’s offer was more than the appraiser’s valuation by more than 15%, the dissenting shareholders who did not accept West Coast’s initial offer would bear the entire cost of the valuation.
      In view of the complexity of Chapter 711 of the Bank Act and the requirement that shareholders must strictly comply with the provisions of Chapter 711 of the Bank Act, shareholders of Mid-Valley who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.
Resale of West Coast Common Stock by Affiliates
      The shares of West Coast common stock to be issued to shareholders of Mid-Valley in connection with the merger have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may be freely traded, except shares issued to Mid-Valley “affiliates,” as that term is defined in the rules under the Securities Act. Stock received by persons who are “affiliates” of Mid-Valley on the date of the special meeting may be resold without registration only to the extent provided for by Rule 145 under the Securities Act, which permits limited sales under certain circumstances, or as otherwise permitted by the Securities Act.
      An “affiliate” of Mid-Valley is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Mid-Valley. These restrictions generally are expected to apply to the directors and executive officers of Mid-Valley and the holders of 10% or more of the Mid-Valley common stock. The same restrictions apply to the spouses and certain other relatives of those persons and to any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. The certificates for West Coast shares to be received by persons subject to these restrictions will bear appropriate legends.
      Each known affiliate of Mid-Valley has entered into an affiliate agreement with West Coast providing that such affiliate will not sell, transfer, or otherwise dispose of West Coast shares received in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This proxy statement/ prospectus does not cover resales of West Coast common stock received by affiliates.
BUSINESSES OF THE PARTIES TO THE MERGER
West Coast Bancorp
General
      West Coast is a bank holding company that, in September 2005, elected to become a financial holding company to have more flexibility in the products and services it provides through its subsidiaries. West Coast was originally organized under the laws of the state of Oregon in 1981 under the name Commercial Bancorp. Commercial Bancorp merged with West Coast Bancorp, a one-bank holding company based in Newport, Oregon, on February 28, 1995. The combined corporation retained the name West Coast Bancorp, and moved its headquarters to Lake Oswego, Oregon.
      West Coast’s principal business activities are conducted through its full-service, commercial bank subsidiary, West Coast Bank, an Oregon state-chartered bank with deposits insured by the FDIC. At December 31, 2005, West Coast Bank had facilities in 38 cities and towns in western Oregon and southwestern Washington, operating a total of 49 full-service and three limited-service branches. In addition, West Coast Bank operates a mortgage loan office in Bend, Oregon and a mortgage loan office and SBA lending office in Vancouver, Washington. West Coast also owns West Coast Trust Company, Inc., an Oregon trust company that provides agency, fiduciary and other related trust services. The market value of assets managed by West Coast’s subsidiaries for others at December 31, 2005, totaled $398.4 million.
      West Coast’s net income for 2005 was $23.8 million or $1.55 per diluted share, and its consolidated shareholders’ equity at December 31, 2005, was $157.1 million, with 14.7 million common shares outstanding and a book value of $10.69 per share. Net loans of $1.5 billion at December 31, 2005, represented approximately 76.8% of West Coast’s total assets of $2.0 billion. West Coast had deposits totaling $1.6 billion at December 31, 2005.
      West Coast is committed to community banking and intends West Coast Bank to remain community-focused. West Coast’s strategic vision includes greater commercial banking market penetration, as well as expanded distribution capability, in the Pacific Northwest. West Coast Bank intends to increase its distribution and reach through development of new branch locations in key growth markets and through product expansion, including remote deposit capabilities. West Coast will also continue to seek acquisition opportunities with other community banks that share its business philosophies. WCB Interim Bank has not been formed. It will be formed at such time as West Coast deems appropriate in connection with the alternate merger structure described in “The Merger — Transaction” beginning on page 29.
Business Strategy
      The primary business strategy of West Coast Bank is to provide comprehensive banking and related financial services tailored to individuals, professionals, and small- to medium-sized businesses. West Coast Bank emphasizes the diversity of its product lines and convenient access typically associated with larger financial organizations, while maintaining the local decision-making authority, market knowledge, and customer service orientation typically associated with a community bank. West Coast Bank has significant focus on four targeted segments: (1) high value consumers (including the mature market); (2) smaller businesses with credit needs under $250,000; (3) medium-sized commercial businesses, including agricultural businesses, with credit needs over $250,000 up to $20 million; and (4) commercial real estate and construction-related businesses.
      For consumer banking customers, West Coast Bank offers a variety of flexible checking and savings plans and debit cards, as well as competitive borrowing products, including lines of credit, credit cards, home equity loans, construction loans, mortgage loans, and other types of consumer loans. Customers have access to West Coast Bank’s products through a variety of convenient channels, including 24/7 automated phone or Internet access, a personal customer service center accessed by telephone, and ATMs (both shared and proprietary networks), as well as through its branch locations.
      For business banking customers, West Coast Bank offers customized deposit products tailored for specific needs, including a variety of checking accounts, sophisticated Internet-based cash management and a full array of investment services, all with online and/or CD-ROM information and reporting. Customized financing packages for commercial, commercial real estate and construction purposes are developed from a suite of loan offerings, including: short-to-intermediate term loans, accounts receivable and inventory financing, equipment leasing, revolving lines of credit, SBA loans, and other types of credit.
Employees
      At December 31, 2005, West Coast and its subsidiaries had approximately 746 employees. None of these employees are represented by labor unions, and management believes that West Coast’s relationship with its employees is good. West Coast emphasizes a positive work environment for its employees. West Coast was recognized in 2004, 2005 and 2006 as one of Oregon’s Best 100 Companies for which to work.

Competition
      Commercial banking in the state of Oregon and southwest Washington is highly competitive with respect to the provision of banking services, including making loans and attracting deposits. West Coast Bank competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, and other financial institutions. Banking in Oregon and Washington is dominated by several significant banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, and Washington Mutual Bank, which together account for a majority of the total commercial and savings bank deposits in Oregon and Washington. These competitiors have significantly greater financial resources and offer a greater number of branch locations (with statewide branch networks), higher lending limits, and a variety of services not offered by West Coast Bank.
      In addition to larger institutions, numerous “community” banks or credit unions have been formed, expanded, or moved into West Coast’s market areas and have developed a similar focus to West Coast. These institutions have further increased competition, particularly in the Portland metropolitan area where West Coast has enjoyed significant recent growth and focused much of its expansion efforts. This growing number of similar financial institutions and an increased focus by larger institutions on West Coast’s market segments in response to declining market perception and/or market share has led to intensified competition in all aspects of its business.
Properties
      The principal properties owned by West Coast Bank include a 40,000-square-foot office and branch facility in downtown Salem, Oregon, a 15,600-square foot office and branch facility in Newport, Oregon, and a 12,000-square-foot branch and office facility in Lacey, Washington. In total, West Coast Bank owns 28 buildings, primarily to house branch offices. It leases the land under 6 buildings and owns the land under 22 buildings. In addition, West Coast Bank leases 31 office spaces and buildings for branch locations. Other non-branch office facilities are located in leased office space, including, among others, West Coast Bank’s headquarters office in Lake Oswego, Oregon, office and processing space in Salem, Oregon, and loan servicing and operations space in Wilsonville, Oregon. At December 31, 2005, aggregate monthly rental on 37 leased properties was approximately $222,000.
Legal Proceedings
      West Coast is periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, West Coast does not believe there is any legal action to which West Coast or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on its financial condition and results of operations.
Financial and Other Information
      Financial and other information relating to West Coast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2005. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of West Coast, as well as additional information, including executive compensation, and certain relationships and related transactions, is set forth in or incorporated by reference in West Coast’s Form 10-K and in its proxy statement dated March 24, 2006, for its 2006 annual meeting of shareholders, each as filed with the SEC. See “Incorporation of Certain Information by Reference” on page 84.
Mid-Valley Bank
General
      Mid-Valley Bank (sometimes referred to as the “Bank”) is an Oregon state-chartered, commercial bank that commenced operations in October 1998. The Bank’s original office was in west Woodburn,

Oregon. In March 2000, the Bank opened a branch office in the Charbonneau residential community in Wilsonville, Oregon. In May 2003, the Bank opened a branch and administrative office on Highway 99E in east Woodburn, although that was intended to be only a temporary facility. The Bank opened a new east Woodburn branch and office in February 2005 thus closing the temporary facility. In November 2005, the Bank opened a branch office in Mt. Angel, Oregon.
      Since the Bank’s inception in 1998, the Bank has grown to $100.2 million in total assets and $80.6 million in total deposits at December 31, 2005.
Business Strategy
      The Bank’s core values are WOW service, treasured employees, impeccable conduct, caring community and proud shareholders. Its approach emphasizes its local decision-making and personal service through direct contact with its employees rather than automated response and voicemail systems. The Bank’s primary focus has been on serving the senior market and small businesses. The Bank’s marketing campaigns emphasize its responsiveness and local decision-making, distinguishing the Bank from its larger competitors.
Products and Services
      The Bank offers a full array of financial products to meet the banking needs of its market area and targeted customers. To ensure the ongoing viability of the Bank’s product offerings, it regularly examines the desirability and profitability of existing and potential new products.
      Deposit and Checking Products. The Bank offers a traditional array of deposit products, including checking, savings and money market accounts, and time certificates of deposit. These products earn interest at rates established by management based on competitive market factors and the Bank’s desire to increase certain types or maturities of deposit liabilities. The Bank offers several types of checking accounts. Customers may avoid service charges by maintaining minimum balances. The Bank provides a check imaging service to the Bank’s checking account products, and Internet banking has been available since May 2004. The Bank’s Internet banking site offers customers the ability to electronically transfer funds between accounts, view current balances on accounts and place stop payment orders. The Bank also offers online electronic bill payment through the Bank’s Internet banking site for a nominal fee.
      Commercial Loans. The Bank specializes in loans to small businesses including lines of credit, equipment financing, real estate and construction loans, and agricultural loans. The Bank also participates in Small Business Administration and Rural Development Farm Services credit programs.
      Consumer Loans. The Bank offers a variety of loans to consumers, including loans for new and used automobiles, recreational vehicles and boats, and home equity improvement loans. The Bank also originates residential term real estate loans.
      Other Products and Services. The Bank offers safe deposit boxes and an ATM/debit card.
Market Area
      The general market area from which the Bank primarily seeks to attract customers is within 30 miles of its headquarters in Woodburn, including most of Marion County, located in the Mid-Willamette Valley of Oregon, and parts of Polk and Clackamas Counties. This trade area includes the cities of Woodburn, Wilsonville, Salem, Keizer, Aurora, Donald, Gervais, Hubbard, Mt. Angel, St. Paul, Scotts Mills and Silverton. However, the Bank draws most of its business from a primary trade area in proximity to its Woodburn locations.
      The Bank’s market area is significantly impacted by the Portland and Salem markets. Economic conditions in both market areas have improved in 2005 compared to 2004: unemployment rates for Portland dropped from 6.1% to 5.1%, and, for Salem, from 6.9% to 5.6% from December 2004 to

December 2005. Inflation in the Portland-Salem area, as measured by the Consumer Price Index, was 2.5% for the first half of 2005 versus 3.2% in the last half of 2004.
      The mid-Willamette Valley remains a fast-growing region. Marion County is projected to grow in population by 16% from 2000 to 2010. The City of Woodburn epitomizes this rapid growth, increasing nearly 50% in population from 1990 to 2000. An economic development study recently solicited by the City of Woodburn projects a further 71% growth in the city’s population to 35,000, and an 84% increase in total employment, by the year 2020.
      Woodburn is becoming somewhat of a bedroom community, as 46% of its residents work elsewhere. Employment in the Woodburn area includes 22% trade/transportation utilities, 22% natural resources/mining, 12% government, and 11% manufacturing. The number of retired persons and other factors affect income levels in the Woodburn area. Census data from 2000 shows that over 18% of the population in this area was age 65 and over compared to 13% for the state of Oregon in general. Based upon 2000 census data, the median household income for Woodburn was $33,722, or 82% of the median household income of $40,916 for the state of Oregon. The same data reports per-capita income in 2000 was $12,954 for Woodburn, 62% of per-capita income of $20,940 for the state of Oregon.
      Wilsonville grew 79% in population from 1990 to 2000, from 8,282 to 14,817. Current projections are for further growth to nearly 20,000 by 2008 and over 27,000 by 2020. Significant housing and commercial development is continuing in this area. Mt. Angel’s population grew at a relatively slow pace of approximately 6% between 1990 and 2000, although projections for future job growth exceed 14% in the next 10 years.
Competition
      Competition for deposits and loans continues to intensify due to the expansion of interstate banking and other regulatory changes. Furthermore, the growth of other financial services businesses, such as mortgage companies, finance companies, investment banking firms, credit unions, insurance companies and other businesses offering bank-like products has further widened the competition for deposits and loans. The Bank has the largest amount of local deposits of any bank in the city of Woodburn. The Bank competes against well-established branches of large banks in its primary market area. The large multi-bank holding companies have transferred a number of banking functions outside of the local area, but their branches are located over a wider geographic area than the Bank’s branches.
      Competition for deposits comes from commercial banks, savings and loan associations, credit unions, and money market funds, many of which have more locations or offer higher rates of interest than the Bank. Competition for funds also comes from issuers of corporate and governmental securities, securities brokerage firms, insurance companies, mutual funds, and other financial intermediaries. Other than with respect to large certificates of deposit, the Bank competes for deposits by offering deposit accounts at rates generally competitive with similar financial institutions in the area. The Bank’s principal competitive advantage with respect to the larger statewide and regional financial institutions is its status as a locally owned community bank, offering products and services tailored to the needs of the local community, and delivered through local decision-making and direct personal service.
      In competing for deposits, the Bank is subject to certain limitations not applicable to non-bank competitors. For example, legislation enacted in the 1980s authorized banks to offer deposit instruments with rates competitive with money market funds, but subject to restrictions not applicable to those funds.
      Competition for loans is primarily from the same financial institutions with which the Bank competes for deposits. The Bank competes for loan originations primarily through the efficiency and quality of services it provides to borrowers, the variety of commercial and mortgage loan products that the Bank can tailor to individual situations, and the level of interest rates and loan fees it charges. Factors which affect loan competition include the size and type of loan, availability of lendable funds, local and national economic conditions, current interest rate levels, the size and type of loan, and loan demand.

      The offices of the major banks and savings and loan associations have competitive advantages over the Bank in that they have higher national visibility and are able to maintain advertising and marketing activity on a much larger scale. The Bank’s local focus, however, allows it to invest more direct marketing resources within its market area than its competitors. Because single-borrower lending limits imposed by law are dependent on the capital of the institution, the branches of larger institutions with substantial capital bases are also at an advantage with respect to loan applications that are in excess of the Bank’s legal lending limits.
      At present, there are eight other commercial banks, including West Coast Bank, operating in the Bank’s market area, each with headquarters outside of the community. Those banks offer most of the services the Bank offers, and they may be in direct competition for the customers the Bank seeks to attract.
Employees
      Mid-Valley had a total of 31 full-time employees and 3 part-time employees at March 1, 2006.
Properties
      Mid-Valley leases its headquarters office space, totaling approximately 10,250 sq. ft., at the intersection of Pacific Highway and Highway 214, Woodburn, Oregon. Monthly payments on the lease total $6,457. The lease expires in February 2015.
      Mid-Valley leases space for a branch office located at 2540 Newberg Highway, Woodburn, Oregon. Lease costs are $33,800 per year, and the Bank has the ability to extend the lease term to June 2013.
      Mid-Valley leases space for the Wilsonville branch office located in the Charbonneau community shopping center. The base rent is $2,436 per month. The initial lease expiration of January 31, 2009 can be extended for an additional 10 years.
      Mid-Valley’s loan production office is in the Webb Professional Plaza, 8655 Citizens Drive, Wilsonville, in a 680 square foot facility that the Bank leases from an unrelated third party at a rent of $1,050 per month. The lease expires in November 2006.
      Mid-Valley’s temporary facility in Mt. Angel, Oregon, is located in the Community Room of the Mt. Angel Telephone Company, 215 E College Street, Mt. Angel, in an 1,100 square foot facility that the Bank leases at a rent of $1,100 per month. The lease expires in September 2006. The Bank has signed a lease for a permanent location in the Edelweiss Village Center, which is expected to open in late 2006.
Legal Proceedings
      There are no material pending legal proceedings to which Mid-Valley is a party or to which any of its properties is subject.
Supervision and Regulation
Introduction
      West Coast and Mid-Valley are subject to extensive regulation under federal and state law. These laws and regulations are primarily intended to protect depositors and borrowers, not shareholders. Changes in applicable laws or regulations or in the policies of banking and other government regulators may have a material effect on the business and prospects of West Coast and Mid-Valley. The following is a brief description of the significant laws and regulations that govern their activities (and is qualified in its entirety by reference to the particular statutory or regulatory provisions).

Holding Company Regulation
      Bank holding companies, including those like West Coast that have elected to become financial holding companies (together, “holding companies”), are subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”). As such, West Coast is regulated by, and under the supervision of, the Federal Reserve. West Coast must file reports with the Federal Reserve and must provide it with such additional information as the Federal Reserve may require. In addition, the Federal Reserve periodically examines West Coast and its subsidiaries, including West Coast Bank.
      Holding companies must, among other things, obtain prior Federal Reserve approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank; (2) merge or consolidate with another holding company; or (3) acquire substantially all of the assets of another bank or holding company.
      Holding companies must also act as a source of financial and managerial strength to subsidiary banks. This means that West Coast is required to commit, as necessary, resources to support West Coast Bank and must stop or cancel any action, including any payment of cash dividends, that the Federal Reserve concludes to be unsafe and unsound banking practices.
      Subsidiary banks of a holding company are subject to certain other restrictions under the Federal Reserve Act and Regulation W on transactions with affiliates generally and in particular on extensions of credit to the parent holding company or any affiliate, investments in the securities of the parent, and on the use of such securities as collateral for loans to any borrower. The various regulations and restrictions that apply may limit West Coast’s ability to obtain funds from West Coast Bank for its cash needs, including funds for payment of dividends and operational expenses.
Bank Regulation
      General. West Coast Bank and Mid-Valley are each Oregon state-chartered commercial banks operating in Oregon (and, as to West Coast Bank, the state of Washington) with deposits insured by the FDIC in an amount up to $100,000 per customer. As a result, they are each subject to supervision and regulation by the Oregon Department and the FDIC. In addition, West Coast Bank is subject, to a lesser extent, to supervision and regulation by the Washington Department of Financial Institutions. The banking regulators engage in regular examinations of each bank and have the authority to prohibit them from engaging in activities the regulators believe constitute unsafe or unsound banking practices.
      Insider Credit Transactions. Banks are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with others, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.
      Premiums for Deposit Insurance. Banks are required to pay semiannual deposit insurance premiums to the FDIC. Premiums are based on how much risk a particular institution presents to the Bank Insurance Fund. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. West Coast Bank and Mid-Valley presently qualify for the lowest premium level. The FDIC is currently revising the method of assessing deposit insurance premiums, although the exact method to be used in the future is not yet determined. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in unsafe or unsound condition, or has violated applicable laws, regulations or orders.

      Community Reinvestment Act and Fair Lending and Reporting Requirements. Both West Coast Bank and Mid-Valley are subject to the Community Reinvestment Act (“CRA”) and to certain fair lending and reporting requirements that relate primarily to home mortgage lending operations. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The federal banking agencies may take into account compliance with the CRA when regulating and supervising other activities, such as evaluating mergers, acquisitions and applications to open a branch or facility. In connection with its assessment of CRA performance, the FDIC assigns a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.” The current CRA rating of each of Mid-Valley and West Coast Bank is satisfactory.
      There are several rules and regulations governing fair lending and reporting practices by financial institutions. A bank may be subject to substantial damages, penalties and corrective measures for any violation of fair lending and reporting, including credit reporting, laws and regulations.
The Gramm-Leach-Bliley Act (Financial Services Modernization Act)
      The Gramm-Leach-Bliley Act of 1999 (the “GLB Act”) significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act repealed provisions of the Glass-Steagall Act that prohibited affiliations among bank holding companies, securities firms and insurance companies. The law allows qualifying bank holding companies to elect financial holding company status and, after approval thereof, to engage in a full range of financial services, including banking, securities, insurance and other activities. During 2005, West Coast elected to become a financial holding company.
      Separately, the GLB Act and related regulations impose privacy standards that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.
Capital Adequacy
      Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of holding companies and banks. If capital falls below minimum guideline levels, a financial holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.
      The FDIC and Federal Reserve use risk-based capital guidelines for banks and holding companies. Risk-based guidelines are designed to make capital requirements more sensitive to differences in risk profiles among banks and holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve may require that a banking organization maintain ratios in excess of the minimums, particularly organizations contemplating significant expansion. Current guidelines require all holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for holding companies includes common stockholders’ equity, qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, minus specified intangibles and accumulated other comprehensive income (loss).
      The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets minus intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated holding companies and for holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.
      FDICIA. The Federal Deposit Insurance Corporation Improvement Act (“FDICIA”), among other things, created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of five capital categories — well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized — depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be “undercapitalized” depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. Under current regulations, a “well-capitalized” institution must have a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10%, and a leverage ratio of at least 5% and not be subject to a capital directive order. Under these guidelines, both West Coast and Mid-Valley are considered well capitalized as of December 31, 2005.
      Under FDICIA, each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The managements of West Coast Bank and Mid-Valley believe that their respective banks currently satisfy all such standards.
Dividends to West Coast
      The principal source of West Coast’s cash reserves is dividends received from West Coast Bank. In addition, West Coast has issued trust preferred securities through wholly owned subsidiary grantor trusts. The banking regulators may prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank or holding company may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Oregon law also limits the ability of banks and bank holding companies to pay dividends. Under the restrictions of maintaining adequate minimum capital, at December 31, 2005, West Coast Bank could have declared dividends to the holding company totaling $47.2 million without obtaining prior regulatory approval. See “Summary — Comparative Stock Price and Dividend Information” beginning on page 11.
Stock Repurchases
      A holding company, except for certain “well-capitalized” and highly rated holding companies, is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve. West Coast has in place a stock repurchase program that complies with current banking regulations. Its stock repurchase program is partly dependent upon its ability to issue trust preferred securities which may be used to fund stock repurchases.
Interstate Banking and Branching
      The Riegle Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Act”) generally authorizes interstate branching and relaxes federal law restrictions on interstate banking.

Currently, holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. Oregon and Washington each enacted “opting in” legislation in accordance with the Interstate Act. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low income area.
The USA Patriot Act
      The USA Patriot Act was signed into law in October 2001. The USA Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Among other requirements, the USA Patriot Act requires banks to establish anti-money laundering programs, to adopt procedures and controls to detect and report money laundering, and to comply with certain enhanced recordkeeping obligations with respect to correspondent accounts of foreign banks.
Monetary and Fiscal Policy Effects on Interest Rates
      Community banking is a business which, to a large extent, depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of a bank’s earnings. Thus, the earnings and growth of West Coast and Mid-Valley are constantly subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The nature and timing of changes in such policies and their impact cannot be predicted.
Future Legislation
      Various legislation ranging from consumer protection legislation to additional legislation proposing to substantially change the financial institution regulatory system is considered by Congress from time to time. Future legislation may change banking statutes and the operating environment for banks in substantial and unpredictable ways. For instance, new legislation could increase or decrease the cost of doing business, limit or expand permissible activities, or change the competitive balance among various types of financial institutions. It is not possible to predict whether any legislation will be enacted that would have a material effect on the business of banking.
Mid-Valley Bank Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction
      You should read the following discussion, along with Mid-Valley Bank’s audited balance sheets for December 31, 2005 and 2004, the Bank’s statements of income, statements of changes in shareholders’ equity, and statements of cash flows for the years ended December 31, 2005 and 2004, and the notes to the financial statements, beginning on page F-3 of this proxy statement/ prospectus.

      The following is a summary of the Bank’s results of operations, key categories of its balance sheet, and selected financial ratios for its performance over the last two years:

Financial Highlights	2005	2004

	(In thousands, except
	per share data)
Interest income	$6,354	$5,420
Interest expense	1,582	1,021

Net interest income	4,772	4,399
Loan loss provision	164	134
Noninterest income	232	266
Noninterest expenses	3,836	3,342

Income before income taxes	1,004	1,189
Provision for income taxes	357	429

Net income	$647	$760

Basic earnings per common share	$0.57	$0.67
Diluted earnings per common share	$0.52	$0.62
Total assets	$100,246	$86,750
Total loans, net	$72,816	$60,441
Total deposits	$80,564	$70,197
Total shareholders’ equity	$8,933	$8,573

Selected Ratios	2005	2004

Return on average assets	0.68%	0.90%
Return on average equity	7.37%	9.12%
Tier one capital to average assets	9.45%	9.80%
Net interest margin	5.41%	5.58%
Loans/deposits	90.38%	86.10%

Asset Quality Ratios	2005	2004

Allowance for loans losses to ending total loans	1.13%	1.07%
Nonperforming loans to ending total loans	0.34%	0.00%
Net (recoveries) charge-offs to average loans	(0.02)%	0.06%
Results of Operations
      Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Mid-Valley’s management believes that the Bank’s most critical accounting policy upon which the Bank’s financial condition depends, and which involves the most complex or subjective decisions or assessments, is the allowance for loan losses. Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Bank’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio. Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment. The allowance may be affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged off and reduced by loans charged off.

Overview
      The Bank’s net income was $646,792 in 2005 or $0.52 per diluted share compared to $760,336, or $0.62 per diluted share for 2004. This represents a 15% decrease, which was primarily attributable to costs associated with expanding the Bank in two new locations in 2005 plus higher costs associated with being a public reporting company. The Bank’s return on average assets decreased from .90% in 2004 to .68% in 2005 and return on average equity declined from 9.12% in 2004 to 7.37% in 2005.
      This expansion into two new locations in 2005 helped continue the Bank’s strong growth. The Bank’s net loans increased 20% in 2005, from $60,441,000 at December 31, 2004 to $72,816,000 at December 31, 2005. Deposits increased 15% in 2005, from $70,197,000 at December 31, 2004 to $80,564,000 at December 31, 2005. Because the $12.4 million in net loan growth exceeded the $10.4 million increase in deposits, the Bank’s investment portfolio was reduced from $19,403,000 at December 31, 2004 to $18,653,000 at December 31, 2005 and borrowings from the FHLB were increased from $6,038,000 at December 31, 2004 to $10,146,000 at December 31, 2005.

Net Interest Income
      The Bank’s operating results depend primarily on net interest income. Net interest income is determined by the interest rate spread, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of matching the maturity and repricing characteristics of interest-earning assets and interest-bearing liabilities. Interest rate spread is the difference between the yields earned on interest-earning assets, primarily loans and to a lesser degree investment securities, and the rates paid on interest-bearing liabilities, primarily deposits.
      Tax-equivalent interest income increased 18% or $965,000 to $6,396,000 in 2005 from $5,431,000 in 2004. The growth in average earning assets from $79,071,000 in 2004 to $89,046,000 in 2005 contributed $691,000 of this increase, while the improvement in average earning asset yield from 6.87% in 2004 to 7.18% in 2005 contributed $274,000.
      Interest expense increased 55% or $561,000 to $1,582,000 in 2005 from $1,021,000 in 2004. The growth in average interest-bearing liabilities from $60,980,000 in 2004 to $69,643,000 in 2005 contributed $282,000 of this increase, while the increase in average interest-bearing liabilities cost from 1.67% in 2004 to 2.27% in 2005 contributed $279,000.
      As a result, tax-equivalent net interest income increased 9% or $404,000 to $4,814,000 in 2005 from $4,410,000 in 2004. The growth in the Bank from 2004 to 2005 was primarily responsible for this increase as the Bank’s tax-equivalent net interest margin decreased from 5.58% in 2004 to 5.41% in 2005.

      The following table identifies the average balances and yields earned on the various categories of earning assets, as well as average balances of other asset categories, together with average balances and the average rates paid for interest-bearing liabilities. Interest income in the following table has been adjusted to a tax-equivalent basis:

	2005			2004

		Interest	Average		Interest	Average
	Average	Income or	Yields	Average	Income or	Yields
	Balance	Expense	or Rates	Balance	Expense	or Rates

Interest-earning assets:
Loans(1)	$68,317,207	$5,526,004	8.09%	$59,919,679	$4,666,917	7.79%
Taxable securities	15,011,840	663,238	4.42%	17,790,243	714,542	4.02%
Non-taxable securities(2)	2,459,960	124,582	5.06%	666,638	34,644	5.20%
Interest-bearing deposits with a bank	1,242,980	34,358	2.76%	477,049	8,006	1.68%
Federal Home Loan Bank stock	285,295	1,117	0.39%	217,310	7,517	3.46%
Federal funds sold and securities purchased with agreements to resell	1,728,595	46,899	2.71%	—	—	0.00%

Total interest-earning assets	89,045,877	6,396,198	7.18%	79,070,919	5,431,626	6.87%
Cash and due from banks	4,150,936			4,004,613
Allowance for loan losses	(723,110)			(644,424)
Premises & equipment, net	1,203,146			369,642
Other assets	2,038,256			1,632,583

Total assets	$95,715,105			$84,433,333

Interest-bearing liabilities:
Savings and interest-bearing demand deposits	$28,252,321	303,502	1.07%	$30,275,274	269,708	0.89%
Time deposits	34,803,024	1,116,105	3.21%	25,941,903	675,575	2.60%
Federal Home Loan Bank borrowings	6,587,295	162,477	2.47%	4,762,590	75,857	1.59%

Total interest-bearing liabilities	69,642,640	1,582,084	2.27%	60,979,767	1,021,140	1.67%
Non-interest-bearing deposits	16,880,225			14,939,181
Other liabilities	412,985			173,648

Total liabilities	86,935,850			76,092,596
Shareholders’ equity	8,779,255			8,340,737

Total liabilities and shareholders’ equity	$95,715,105			$84,433,333

Net interest income(2)		$4,814,114			$4,410,486

Net interest spread			4.91%			5.19%

Average yield on earning assets(2)			7.18%			6.87%

Net interest income to earning assets(2)			5.41%			5.58%

(1)	Non-accrual loans are included in average balance. Includes mortgage loans held for sale.

(2)	Yields on tax-exempt securities have been stated on a tax-equivalent basis at a 34% effective rate.

      The following table indicates those portions of changes in interest income and interest expense that are the result of changes in loan volumes, and changes in interest rates earned or paid.

	2005 Compared to 2004			2004 Compared to 2003

	Increase (Decrease)			Increase (Decrease)
	Due to Change in			Due to Change in

	Volume	Rate	Net Change	Volume	Rate	Net Change

	(In thousands)
INTEREST- EARNING ASSETS:
Loans	$674	$185	$859	$865	$(79)	$786
Taxable securities	(142)	90	(52)	38	53	91
Non-taxable securities	91	(1)	90	(114)	(1)	$(115)
Interest-bearing deposits at other banks	18	9	27	—	4	4
Federal Home Loan Bank Stock	3	(9)	(6)
Federal funds sold and securities purchased with agreements to resell	47	—	47	(15)	11	(4)

Total	691	274	965	774	(12)	762

INTEREST-BEARING LIABILITIES:
Savings and interest-bearing demand deposits	(16)	50	34	31	(80)	(49)
Time deposits	262	178	440	(57)	(137)	(194)
Federal funds purchased and securities sold with agreements to repurchase and FHLB Borrowings	36	51	87	76	—	76

Total	282	279	561	50	(217)	(167)

Net increase (decrease) in net interest income	$409	$(5)	$404	$724	$205	$929

      The changing interest rate environment in 2005, including the shape and level of the yield curve, helped increase loan yields but also drove up the Bank’s cost of funds, particularly since during 2005 the Bank relied on higher cost time deposits and FHLB borrowings to fund asset growth. Mid-Valley’s management feels that growth in 2006 will be funded primarily by a broad array of deposits, including those from the new Mt. Angel branch.

Loan Loss Provision
      The loan loss provision in 2005 was $164,000, up from $134,000 in 2004, due primarily to loan growth in 2005. The total allowance for loan losses represented 1.13% of the loan portfolio at year end 2005, compared to 1.07% at year end 2004. It is Mid-Valley’s management’s opinion that the credit quality of the portfolio remains strong. Management analyzes the entire loan portfolio at least quarterly for individual loan credit quality and stays abreast of the economic conditions of the Bank’s market area, among other factors, when considering the appropriate level of the loan loss allowance. However, no assurance can be given that, in any particular period, loan losses will not be sustained that are larger than the amount reserved. In addition, changing economic factors and other conditions may require increases in the loan loss provision.

Noninterest Income
      Noninterest income was $232,000 for 2005 versus $267,000 for the prior year. The primary reason for the decrease in noninterest income in 2005 was due to the reduction in mortgage loan broker fees due to lower volume, and to a reduction in earnings on bank-owned life insurance which reflected an adjustment of prior year accruals.

Noninterest Expenses
      Noninterest expenses for 2005 of $3,836,000 were $494,000 higher than the $3,342,000 for 2004. Several categories of noninterest expense increased due to the growth of the Bank, and especially the new East Woodburn location and Mt. Angel branch, including a $144,000 or 8% increase in salaries and employee benefits, a $193,000 or 49% increase in occupancy and equipment costs, and an additional $25,000 or 25% increase in advertising costs to promote these locations. Professional fees increased $39,000 or 30%, primarily from costs associated with the Bank becoming a public company in 2004.

Income Taxes
      The Bank’s income tax expense in 2005 and 2004 fluctuated primarily due to the changing level of pre-tax income.
Investment Portfolio
      The Bank classifies all of its investment securities as available-for-sale. The following table illustrates the values of components of the Bank’s securities portfolio at December 31, 2005 and 2004:

	December 31,

	2005	2004

	(In thousands)
Investment Securities Available-For-Sale At Fair Value:
Mortgage-backed securities	$1,865	$1,080
US Government agencies	7,572	8,923
Corporate bonds	6,049	7,406
Obligations of state and political subdivisions	3,167	1,994

Total	$18,653	$19,403

      A key factor in the successful management of the Bank’s investment portfolio is managing the balance between volumes of certain types of securities, their yields, and their mix of maturities. The following table illustrates the weighted-average yields on each category of the Bank’s investment securities, and the distribution of their maturities, at December 31, 2005:

	December 31, 2005

		Weighted
	Carrying	Average
	Value	Yield(1)

	($ in thousands)
Mortgage-backed securities:
After 10 years	$1,865	4.63%
US Government agencies:
One to five years	3,882	3.98%
Five to ten years	2,713	5.24%
After ten years	977	5.00%

	7,572	4.56%

Corporate bonds:
One to five years	2,286	2.90%
Five to ten years	2,762	6.06%
After ten years	1,001	6.04%

	6,049	4.94%

Obligations of States and Political Subdivisions:
One to five years	101	8.33%
Five to ten years	1,388	4.56%
Over ten years	1,678	5.13%

	3,167	4.98%

Total	$18,653	4.76%

(1)	Weighted average yields are stated on a federal tax-equivalent basis at a 34% effective tax rate.
Loan Portfolio
      Net loans represented approximately 73% of the Bank’s total assets at December 31, 2005 and were approximately 70% of the Bank’s total assets at December 31, 2004. The Bank makes substantially all of its loans to customers located within its service area. Each type of loan has different risks. Commercial real estate loans include owner-occupied commercial properties, new construction residential housing, and income-producing properties. The primary risks of such loans include loss of income of the owner or occupier of the property, inability to market residential homes and the inability of the market to sustain rent levels. Other commercial loans include renewable operating lines of credit, short-term notes, and equipment financing. These types of loans are principally at risk due to insufficient business income. Accordingly, the Bank generally does not lend to start-up businesses or other companies lacking operating histories (except with Small Business Administration or other financing guarantees), and the Bank requires personal guarantees and secondary sources of repayment. Residential real estate loans include owner- or non-owner occupied residences, multi-family units, construction and secondary market loans pending sale. Generally, the risk associated with such loans is the loss of the borrower’s income. The Bank attempts to mitigate risk by a thorough review of the borrower’s credit and employment history, and limits the loan-to-value ratio to 80% to provide protection in the event of foreclosure. The Bank does not make long-term residential fixed-rate mortgages, but refers those loans to a non-related third-party lender. Installment loans consist of personal, automobile and home equity loans. The Bank has no loans defined as highly-leveraged transactions by the Federal Reserve Bank. Management calculates the allowance for loan losses by analyzing each loan in the Bank’s portfolio by risk and loan type and totaling the estimated reserve required for each loan. There can be no assurance that the allowance for loan losses will be adequate to cover potential loan losses in the loan portfolio.
      The largest volumes of the Bank’s loans are concentrated in real estate loans, including construction loans to real estate developers, commercial landlords, apartment operators, care facility operators, and certain agricultural loans to farmers, nursery operators and veterinarians. At December 31, 2005, real estate loans represented approximately 62%, or $46 million, of the Bank’s total loans. At December 31, 2004, real estate loans represented approximately 59%, or $36 million, of the Bank’s total loans.
      The following table illustrates the breakdown of the Bank’s loan portfolio by category at December 31, 2005 and 2004:

	2005		2004

	Amount	%	Amount	%

	($ in thousands)
Commercial	$16,765	22.7%	$13,485	22.0%
Real estate:
Commercial	21,259	28.8%	15,373	25.1%
Mortgage	13,573	18.4%	13,135	21.4%
Construction	8,279	11.2%	5,002	8.2%
Agriculture	2,898	3.9%	2,805	4.6%
Agriculture	10,130	13.7%	10,736	17.5%
Installment	952	1.3%	758	1.2%

Total	$73,856	100.0%	$61,294	100.0%

      A key factor in asset-liability management is the balancing between fixed- and floating-rate loan assets, and their relative maturities. The following table separates the Bank’s loan portfolio into fixed- and adjustable-rate loans, and identifies the relative maturities/repricing of the loans in each category:

	December 31, 2005

	Within	1-5	After
	1 Year	Years	5 Years	Total

	(In thousands)
Fixed-rate loan maturities/ repricing
Commercial	$521	$3,388	$2,734	$6,643
Real estate:
Commercial	20	1,772	908	2,700
Mortgage	188	762	114	1,064
Construction	2,814	71	—	2,885
Agriculture	250	57	—	307
Agriculture	9	575	—	584
Installment	256	541	87	884

Total	$4,058	$7,166	$3,843	$15,067

	Within	1-5	After
	1 Year	Years	5 Years	Total

	(In thousands)
Adjustable-rate loan maturities/ repricing
Commercial	$5,721	$4,401	$—	$10,122
Real estate:
Commercial	2,347	16,212	—	18,559
Mortgage	5,599	6,909	—	12,508
Construction	4,370	1,024	—	5,394
Agriculture	—	2,591	—	2,591
Agriculture	4,088	5,458	—	9,546
Installment	24	44	—	68

Total	$22,149	$36,639	$—	$58,788

Allowance for Loan Losses
      Another key factor in the successful operation of the Bank is management of credit risk. The following table demonstrates the status of the Bank’s nonperforming assets at December 31, 2005 and 2004:

	Years Ended
	December 31,

	2005	2004

	(In thousands)
Loans on nonaccrual basis	$—	$—
Accruing loans 90 days or more past due	250,000	—
Restructured loans	—	—
Other real estate owned (“OREO”)	—	—

Total non-performing assets	$250,000	$—

      The following table addresses changes in the allowance for loan losses, and amounts charged off against the allowance by category, as well as recoveries, the ratio of net charge-offs to average loans outstanding, and the ratio of the allowance for loan losses to average loans outstanding:

	Years Ended
	December 31,

	2005	2004

	($ in thousands)
Loans outstanding at end of year, net of allowance for loan losses and deferred loan fees	$72,816	$60,441

Average loans outstanding	$68,317	$59,920

Allowance for loan losses, beginning of year	$656	$556
Charge-offs:
Commercial	(3)	—
Real estate:	—	—
Commercial	—	—
Mortgage	—	—
Construction	—	—
Agriculture	—	—
Agriculture	—	—
Installment	—	(36)

Total charge-offs	(3)	(36)

Recoveries:
Commercial	7	2
Real estate:	—	—
Commercial	—	—
Mortgage	13	—
Construction	—	—
Agriculture	—	—
Agriculture	—	—
Installment	—	—

Total recoveries	20	2

Net loans recovered (charged off)	17	(34)

Loan loss provision	164	134

Allowance for loan losses, end of year	$837	$656

Ratio of net loans (recovered) charged off to average loans outstanding	(0.02)%	0.06%

Ratio of allowance for loan losses to ending total loans	1.13%	1.07%

      The allowance for loan losses represents management’s recognition of the assumed risks of extending credit. The allowance is established to absorb known and inherent losses in the loan portfolio at the balance sheet date. The allowance is maintained at a level considered adequate to provide for potential loan losses based on Mid-Valley’s management’s assessment of various factors affecting the portfolio. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operations and reduced by loans charged-off, net of recoveries.

      The Bank’s methodology for assessing the appropriate level of the allowance for loan losses consists of several key elements, which include the allocated allowance, specific allowances for impaired loans and the unallocated allowance.
      The allocated portion of the allowance is calculated by applying loss factors to outstanding loan balances segregated by differing risk categories. The differing risk categories are as follows: four passing categories (including superior, strong, satisfactory and acceptable), a watch category, substandard, doubtful and loss. For each risk category and type of loan, a loss factor is assigned based on historical loss experience (adjusted for current economic trends), management’s judgment, portfolio concentrations, and other conditions affecting the portfolio. Based on the above mentioned calculations, the base required allocation is then compared to actual current reserves and adjusted according to Mid-Valley’s management’s judgment.
      Impaired loans are either specifically allocated for in the allowance for loan losses or reflected as a partial charge-off of the loan balance. The Bank considers loans to be impaired when management believes that it is probable that all amounts due will not be collected according to the contractual terms. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the loan’s underlying collateral or related guaranty. Since a significant portion of the Bank’s loans is collateralized by real estate, the Bank primarily measures impairment based on the fair value of the underlying collateral or related guaranty. In certain other cases, impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Smaller balance homogeneous loans (typically installment loans) are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual installment loans for impairment disclosures. Generally, the Bank evaluates a loan for impairment when it is placed on nonaccrual status.
      The unallocated portion of the allowance is based upon the evaluation by the Bank’s management of various factors that are not directly measured in the determination of the allocated and specific allowances. Such factors include uncertainties in economic conditions, uncertainty in identifying triggering events that directly correlate to subsequent loss rates, risk factors that have not yet manifested themselves in loss allocation factors, and historical loss experience data that may not precisely correspond to the current portfolio. Also, loss data representing a complete economic cycle is not available for all sections of the loan portfolio. Accordingly, the unallocated allowance helps to minimize the risk related to the margin of imprecision inherent in the estimation of allocated loan losses. Due to the subjectivity involved in the determination of the unallocated portion of the allowance for loan losses, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period.
      Various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance in the future based on their judgment of the information available to them at the time of their examinations.
      The Bank had no loans on nonaccrual status or impaired loans at December 31, 2005 or 2004. The Bank had one loan past due 90 days or more and still accruing interest at December 31, 2005, and there were no loans past due 90 days or more at December 31, 2004.

      The table below identifies the amount of the allowance for loan losses allocated to each category of the Bank’s loans and the percentage of loans in each category at December 31, 2005 and 2004:

	2005		2004

		Percent of		Percent of
		Loans in Each		Loans in Each
	Allocated	Category to	Allocated	Category to
	Amount	Total Loans	Amount	Total Loans

	($ in thousands)
Commercial	$138	22.7%	$135	22.0%
Real Estate:
Commercial	205	28.8%	122	25.1%
Mortgage	131	18.4%	41	21.4%
Construction	91	11.2%	104	8.2%
Agriculture	67	3.9%	36	4.6%
Agriculture	144	13.7%	139	17.5%
Installment	8	1.3%	8	1.2%
Unallocated	53	—	71	—

Total	$837	100.0%	$656	100.0%

      For additional information about the Bank’s critical accounting policies related to its allowance for loan losses, see the discussion in note 1 to the Bank’s audited financial statements, starting on page F-7.
Deposits
      Customer deposits provide the funding source for most of the Bank’s earning assets. The following table provides a breakdown of deposits:

	Years Ended December 31,

	2005		2004

	Average	Average	Average	Average
	Balance	Rate	Balance	Rate

	($ in thousands)
Non-interest-bearing demand deposits	$16,880	0.00%	$14,939	0.00%
Interest-bearing demand deposits	26,386	1.12%	28,788	0.92%
Savings deposits	1,866	0.48%	1,487	0.25%
Time deposits	34,803	3.21%	25,942	2.60%
      The table below identifies the time to maturity or repricing of time certificates of deposit at December 31, 2005:

	December 31, 2005
	By Repricing Interval

	0-3 Months	3-6 Months	6-12 Months	Over 12 Months

	(In thousands)
Time deposits of less that $100,000	$7,075	$4,189	$8,297	$6,537
Time deposits of $100,000 or more	4,797	1,915	2,530	1,860

Totals	$11,872	$6,104	$10,827	$8,397

Asset-Liability Management and Interest Rate Sensitivity
      The Bank’s profitability is largely dependent upon its ability to manage its net interest income, the difference between the cost of deposits and borrowed funds and the income earned on loans and investments. The principal purpose of asset-liability management is to manage these sources and uses of funds to stabilize the Bank’s net interest income under various interest rate and economic conditions.

      The Bank analyzes its interest rate risk by the traditional gap analysis — the difference between the amount of interest-earning assets and interest-bearing liabilities that are repricing during a given period. Interest sensitivity relates to the effect of changing interest rates on net interest income. Assets and liabilities generally do not reprice simultaneously, in equal amounts, or at similar speeds. Interest-earning assets that have interest rates tied to an index, such as prime rate, or which mature in relatively short periods of time are considered interest-rate sensitive. Interest-bearing liabilities with interest rates that can be repriced in a discretionary manner, or which mature in short periods of time, are also considered interest-rate sensitive. The differences between the amounts of interest-sensitive assets and interest-sensitive liabilities, measured at various time periods, are referred to as sensitivity gaps. A positive gap occurs when more assets than liabilities will reprice, while conversely a negative gap is created when more liabilities than assets will reprice. As interest rates change, these gaps will cause either a beneficial or adverse effect on net interest income. A negative gap leads to a beneficial effect on net interest income if rates were to fall and an adverse effect if rates were to rise. Conversely, a positive gap would have a beneficial effect on net interest income in a rising interest rate environment and a negative effect if rates fall. The Bank actively manages its interest rate risk.
      At December 31, 2005, the Bank was in a liability, that is negative gap sensitivity, position. This interest sensitivity position is due to the large volume of immediately repriceable money market deposit accounts, short-term time certificates, and Federal Home Loan Bank (“FHLB”) borrowings, which exceed short-term assets of maturing/repriceable loans and investments. Banks generally have the risk of funding longer-term assets with short-term deposits. Recent increases in the federal funds rates have had a slight short-term negative effect on the Bank’s earnings. The short maturity of rate-sensitive assets and the overall growth rate the Bank is experiencing affect the negative gap position.
      The following table summarizes the Bank’s interest rate sensitivity position at December 31, 2005:

	December 31, 2005
	By Repricing Interval

	0-3 Months	3-12 Months	1-5 Years	Over 5 Years	Total

	($ in thousands)
Interest-earning assets
Interest-bearing deposits in other banks	$131	$903	$—	$—	$1,034
Securities available for sale	2,328	252	6,017	10,056	18,653
Loans	20,207	5,999	43,806	3,843	73,855

Total interest-earning assets	$22,666	$7,154	$49,823	$13,899	$93,542

Interest-bearing liabilities
Interest-bearing demand deposits	22,977	—	—	—	22,977
Savings deposits	2,091	—	—	—	2,091
Time deposits	11,872	16,931	8,397	—	37,200
Federal funds purchased and FHLB borrowings	7,250	—	2,896	—	10,146

Total interest-bearing liabilities	$44,190	$16,931	$11,293	$—	$72,414

Repricing interval gap	$(21,524)	$(9,777)	$38,530	$13,899	$21,128

Interest rate sensitivity gap	51.29%	42.25%	441.18%	n/a	129.18%
Cumulative interest rate sensitivity gap	51.29%	48.79%	109.98%	129.18%	129.18%
Liquidity
      Liquidity enables Mid-Valley to meet the withdrawals of its depositors and the borrowing needs of its loan customers at minimal cost. The Bank’s primary sources of funds for liquidity purposes are customer deposits, maturities of investment securities, sales of available-for-sale securities, loan repayments, advances on lines of credit from correspondent banks and from the FHLB, and purchases of federal funds. The Bank can anticipate the availability of funds from scheduled loan repayments, maturities of securities, and from borrowed funds. Customer deposits and unscheduled payments of loans are influenced by the interest rate environment, the condition of the economy, competition, and other factors. Deposits are the Bank’s primary source of new funds. At December 31, 2005 and 2004, total deposits were $80,564,000 and $70,197,000, respectively. At December 31, 2005, the Bank had a $20 million credit line with the FHLB of Seattle with existing FHLB stock and $2.5 million in available borrowings from correspondent banks. At December 31, 2004, the Bank had a $17 million credit line with the FHLB and $2.5 million in available borrowings from correspondent banks. To fully utilize the Bank’s available credit line, the Bank would be required to purchase additional FHLB stock and pledge additional collateral. The Bank had $10.1 million and $6.0 million advanced on the FHLB borrowing line at December 31, 2005 and 2004, respectively.
      Mid-Valley’s management anticipates that the Bank will rely primarily on deposit growth, maturities of investment securities, sale of available-for-sale securities, and loan repayments to meet its liquidity needs. Borrowings are also used to provide for short-term liquidity needs.
      Liquidity may be affected by the Bank’s routine commitments to extend credit. Historically, a significant portion of such commitments (such as lines of credit) have expired or terminated without funding. In addition, a certain portion of total commitments pertain to various construction projects. Under the terms of such construction commitments, completion of specified project benchmarks must be certified before funds may be drawn. At December 31, 2005 and 2004, the Bank had approximately $11.9 million and $9.0 million in outstanding commitments to extend credit, respectively.
Off-Balance-Sheet Arrangements
      The Bank’s significant off-balance-sheet commitments at December 31, 2005 were as follows:
      Commitments to extend credit $11,894,000
      See note 8 to Mid-Valley’s audited financial statements beginning on page F-17 for a discussion of the nature, business purpose and importance of off-balance-sheet arrangements.
      Total minimum lease payments under the Bank’s operating lease agreements were as follows at December 31, 2005:

	December 31, 2005

	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

Real estate leases	$179,000	$287,000	$166,000	$366,000	$998,000
Other leases	40,000	80,000	70,000	—	190,000

Total	$219,000	$367,000	$236,000	$366,000	$1,188,000

Capital Resources
      During 2005, shareholders’ equity increased $360,160. Of that increase, $646,792 was from net income, offset by a 304,132 decrease in accumulated other comprehensive income related to investment securities. Also, $17,500 of the increase was from the exercise of stock options. Shareholders’ equity increased by $687,906 during 2004. This increase primarily resulted from net income of $760,336, offset by a decline of $132,430 in accumulated other comprehensive income related to investment securities, and $60,000 from the exercising of stock options.
      Federal banking regulators require the Bank to calculate the adequacy of its capital using various measures, of which risk-based capital is a principal component. Calculation of risk-based capital ratios is an analysis that assigns weight to balance sheet and off-balance-sheet assets for their inherent risk. In order for the Bank to be classified as adequately capitalized, current regulations require a minimum Total

Risk-Based Capital Ratio (the ratio of total capital — which includes equity capital and the Bank’s allowance for loan losses — to total risk-weighted assets) of 8.0%. However, the Bank seeks to be classified as “well-capitalized,” which requires a Tier 1 Risk-Based Capital Ratio of 6.0% and a Total Risk-Based Capital Ratio of 10.0%. Well-capitalized institutions pay the lowest deposit premiums to the Bank Insurance Fund. The Bank’s Tier 1 Risk-Based Capital Ratio was 11.1% at December 31, 2005 and 12.4% at December 31, 2004. At December 31, 2005, the Bank’s Total Risk-Based Capital Ratio was 12.1% versus 13.4% one year earlier.
Factors That May Affect Future Results
      The following summarizes certain risks that the Bank’s management believes affect the Bank’s business. These should not be viewed as summarizing all risks.
      Proposed Acquisition. As discussed in “The Merger” beginning on page 29, the Bank has entered into a merger agreement pursuant to which it will be acquired by West Coast Bancorp. Although the merger transaction is expected to close in late May 2006, there is no assurance that the acquisition will be completed. The transaction is subject to approval of the Bank’s shareholders and banking regulators.
      Limited Operating History. The Bank commenced operations in October 1998. As a result of the Bank’s limited operating history, the Bank’s loan portfolio and general business strategy have not been fully tested by adverse economic conditions that could cause the Bank to suffer declines in net interest income and possible credit losses. No assurance can be given as to the ultimate success of the Bank, or as to the return, if any, that shareholders will receive on their investment.
      Credit Risk. Credit risk, which is the risk of losing principal and interest as a result of customers’ failure to perform in accordance with their loan obligations, is inherent in the lending business. Some loans are unsecured and repayment depends solely on the revenues of the borrowers. Other loans are secured and have real or personal property collateral as an additional source of recovery. However, a prolonged or more extreme downturn in the local or national economy or a rapid increase in interest rates could have an adverse effect on collateral values, business activity and income, and employment, with a corresponding adverse effect on borrowers’ ability to repay loans and on the Bank’s ability to recover losses from any collateral. The Bank has established an allowance for loan losses and periodically makes provisions to the allowance to reflect the level of losses determined by management to be inherent in the loan portfolio. However, the level of the allowance and the amounts of the provisions are only estimates based upon management’s judgment. There can be no assurance that actual losses incurred will not exceed the amount of the allowance or require substantial additional provisions, or that the capital of the Bank will be sufficient to absorb the actual losses experienced. The Bank’s lending activity emphasizes real estate construction and mortgage and agricultural loans, in addition to general consumer and commercial lending. As such, the Bank’s earnings and credit losses are directly affected by changes in the real estate and construction markets and in agriculture.
      Construction lending is generally considered to involve a higher degree of risk than long-term financing on improved, occupied real estate. The risk of loss on construction loans depends largely on the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated costs (including interest) of construction. If the estimate of construction costs proves to be inaccurate, the Bank may have to advance funds beyond the amount it originally committed to permit completion of the project and to protect the Bank’s security position. The Bank may also be confronted, at or prior to maturity of the loan, with a project of insufficient value to ensure full repayment, particularly if the demand for the type of property being built decreases during the construction period. In addition, if the borrower is unable to obtain permanent financing in a timely manner, the borrower may not be able to repay the construction loan.
      Marketing Focus. The Bank’s marketing focus on small businesses involves special risks to the extent that smaller companies may have shorter operating histories than larger companies, less sophisticated internal recordkeeping and financial planning capabilities, and greater debt-to-equity ratios, and may be subject to competitive disadvantages relative to larger businesses. Consequently, it is more difficult to accurately assess credit risks, and such borrowers are more susceptible to economic declines, with the result that loans to small- and medium-size business borrowers may be higher risk than loans to larger commercial enterprises.
      Interest Rate Risk, Economic Conditions and Related Uncertainties. Banking is a business that operates primarily on interest rate differentials. In general, the difference between the interest rates the Bank pays to obtain deposits and other borrowings, and the interest rates it earns on loans extended to its customers and on securities held in its portfolio, comprises the Bank’s net interest income. The sum of net interest income and other income (primarily mortgage loan brokerage fees and service charges) less the Bank’s costs of operations (including salaries, data processing, occupancy, equipment and provisions for loan losses) determines the Bank’s pre-tax income.
      Because the Bank’s net income is largely derived from net interest income, as interest rates change and net interest income changes as a result, the Bank’s earnings are affected. With fixed-rate assets (such as fixed-rate loans) and fixed-rate liabilities (such as certificates of deposit), the rate at which this change occurs depends on the maturity of the asset or liability. The differences between the amounts of interest-sensitive assets and interest-sensitive liabilities, measured over various time periods, are referred to as sensitivity gaps. Although the Bank strives to minimize risk from sensitivity gaps through asset/liability management practices, from time to time maturities may not be balanced. During such periods, a rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities and, therefore, on the results of the Bank’s operations.
      Interest rates and credit losses are highly sensitive to many economic factors, some of which are beyond the Bank’s control. Earnings and growth are subject to the influence of factors including inflation, recession and unemployment, both domestic and foreign, and specifically the economy of Woodburn, Wilsonville and the surrounding areas in Marion, Polk and Clackamas counties. Because the Bank’s loans and deposits are in concentrated geographic areas, the Bank’s business is more affected by local economic conditions and is more vulnerable than banks whose lending and deposit activities are in a larger, more economically diversified market or spread over multiple markets. The Bank’s business is directly affected by Woodburn’s economy, in which agriculture, warehousing and distribution, and durable goods manufacturing constitute significant sectors. The Bank may be adversely affected by periodic or structural declines in those industries. A prolonged or more extreme downturn in the local economy or a rapid increase in interest rates could have an adverse effect on business activity, employment and collateral values, with a corresponding adverse effect on loan growth, income, and on borrowers’ ability to repay loans.
      Management Risks. The success of the Bank depends significantly on the skills of its executive management, including those of its President and Chief Executive Officer, Donald R. Judson. Mr. Judson has an employment agreement with the Bank, which is terminable by either party on six months’ notice or terminable by the Bank immediately in the event of Mr. Judson’s wrongdoing, as specified in the Agreement. In the event of termination of the Agreement, Mr. Judson is prohibited from acting as an officer, director or employee of a bank of similar financial institution, except with the prior written consent of the Bank, within a 15-mile radius of the city limits of Woodburn, Oregon, for one year after termination. If for any reason Mr. Judson or other executive officers of the Bank should cease to be willing or able to serve the Bank, the operations of the Bank could be adversely affected until qualified successors are found.
      Technology Risks. The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Bank’s future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in the Bank’s operations. Many of the Bank’s competitors have substantially greater resources than the Bank to invest in technological improvements. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.
      Need for Adequate Capital. The Bank is required to maintain adequate capital levels as set by the FDIC. The FDIC evaluates capital using three ratios of the Bank’s capital to the Bank’s assets. The first ratio is of the Bank’s Tier 1 Capital (primarily shareholders’ equity) to the Bank’s total assets. This Tier 1 Leverage Capital Ratio must be at least 5.0% for the Bank to be considered well-capitalized. The Bank’s Tier 1 Leverage Capital Ratio at December 31, 2005, was 9.5%.
      The other two capital ratios measure the ratio of the Bank’s Tier 1 Capital and Total Capital (Tier 1 Capital plus other forms of capital, including the Bank’s allowance for loan losses) to the Bank’s assets weighted based upon the relative risk associated with those assets. For the Bank to be well-capitalized, the ratio of Tier 1 Capital to Risk-Weighted Assets must be at least 6.0% and the ratio of Total Capital to Risk-Weighted Assets must be at least 10.0%. The Bank’s ratio of Tier 1 Capital to Risk-Weighted Assets was 11.1% at December 31, 2005, and its ratio of Total Capital to Risk-Weighted Assets was 12.1% at that date.
      The Bank’s capital ratios could decline as the Bank grows, as assets increase more rapidly than capital from earnings. If the Bank ceased to have earnings at or above current levels, incurred losses, or was unable to raise additional capital when and if needed, the Bank would be unable to grow at current rates and could incur additional costs (including higher FDIC insurance premiums) and heightened regulatory scrutiny, as well as needing to raise additional capital. There can be no assurance that the Bank’s capital will remain adequate or that it will be able to generate additional capital in the future.
      Competition. The Bank’s business operates in a highly competitive banking environment, competing with a number of banks, savings and loan associations, credit unions and other financial services providers that possess greater financial resources than those of the Bank, some of which have offices in the immediate vicinity of the Bank. By virtue of their size, larger institutions have competitive advantages over the Bank due to higher public visibility from statewide and national marketing and advertising activities. In addition, lending limits imposed by law are dependent upon the capital of the financial institution, giving larger competitors with greater capital substantially greater lending limits than the Bank has. These competitors also provide services to their customers that the Bank does not offer. Furthermore, many non-bank competitors, such as credit unions, mutual funds and investment brokers, are not subject to the same regulatory burdens as banks — burdens that increase the costs of the Bank’s operation. For example, credit unions are not subject to corporate income taxation and do not have to comply with CRA requirements.
      Government Regulations. Banking is a highly regulated industry. The Bank is an Oregon state-chartered bank, and subject to supervision and regulation by the Director of the Oregon Department. The Bank is also subject to supervision and regulation by the FDIC. Regulatory agencies have the authority to limit or prohibit certain activities that may affect the safety and soundness of the Bank. These laws and regulations are intended primarily to protect customers, depositors and the deposit insurance fund, rather than shareholders.
      From time to time, legislation is proposed or enacted that would alter the powers of, and place restrictions on, banking organizations, and which could restructure part or all of the existing regulatory framework for banks. These proposals could, if implemented, have the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions and between banks and competitors that are not financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, the Oregon Legislature and before various state and federal bank regulatory agencies. It is impossible to accurately predict whether any such proposal, if adopted, would have a material impact on the business of the Bank or whether the Bank would be able to comply with such new regulations.
      Monetary Policy. The Bank is subject to the monetary and fiscal policies of the Federal Reserve. The Federal Reserve implements national monetary policies, such as seeking to curb inflation and combat recession, by its open market dealings in United States Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements, and through adjustments to the discount rate applicable to borrowings by banks from the Federal Reserve. The nature and timing of any future changes in such policies and their effect on the Bank cannot be accurately predicted.
      Lack of Public Trading Market. There is limited trading of the Bank’s common stock and it is unlikely that an established public market for the stock will develop at any time, if ever. The Bank does not qualify for the listing of its common stock on any securities exchange. If the Bank remains independent, it is not known whether substantial trading activity will take place for several years, if at all. There can also be no assurance that private sales can be negotiated at acceptable prices.
      Lack of Cash Dividends. The Bank’s current policy is to retain earnings to support the Bank’s expected future growth. Accordingly, no cash dividends will be declared by the Bank for the foreseeable future, and no assurance can be given that earnings will permit the payment of dividends of any kind in the future. The payment of dividends is subject to certain statutory requirements, and the Director of the Oregon Department has authority to require the Bank to suspend the payment of dividends.
      Anti-Takeover Provisions — Classified Board of Directors; Limits on Removal of Directors; Severance Arrangements. The Bank’s board of directors is divided into three classes, with one-third of the directors elected at each annual meeting for three-year terms. Directors may be removed without “cause” only upon the affirmative vote of holders of 80% of the outstanding shares. At April 14, 2006, the Bank’s directors and their affiliates held 11.9% of the Bank’s outstanding shares, but, with the exercise of stock options, the directors and their affiliates could hold 28.5% of the outstanding shares and could prevent removal of directors without “cause.” The existence of a classified board and these limits on removal of directors may have the effect of discouraging persons from proposing to acquire the Bank in a transaction, such as a tender offer. A potential acquiror could have difficulty in gaining control of the board of directors, because it would have to wait two years before being able to elect a majority of the directors.
      Under Mr. Judson’s Salary Continuation Agreement, if Mr. Judson’s employment is terminated within 12 months after a change of control, Mr. Judson will be entitled to receive a lump sum payment equal to his then current accrual balance under the Salary Continuation Plan, plus the next three plan years’ accrual amounts. Under no circumstances is the payment to exceed $527,143. This Agreement could discourage persons from proposing to acquire the Bank. In connection with the proposed merger of the Bank with a wholly owned banking subsidiary of West Coast, Mr. Judson has entered into a separate agreement with West Coast Bank providing for Mr. Judson’s employment with West Coast Bank for 90 days after the completion of the merger. If the merger is consummated in late May 2006, and Mr. Judson’s employment with West Coast Bank terminates 90 days later (per his agreement with West Coast Bank), Mr. Judson will receive approximately $289,800 under his Salary Continuation Agreement.
      Under applicable federal and Oregon laws and regulations, any potential acquiror will be required to notify and obtain the approval of the Oregon Department and one or more federal regulatory agencies before acquiring a substantial or controlling interest in the Bank. See “The Merger — Regulatory Approvals Required” beginning on page 41 for a discussion of approval requirements in connection with the merger.

MID-VALLEY SECURITY OWNERSHIP OF MANAGEMENT AND
PRINCIPAL SHAREHOLDERS
      The following table sets forth, as of April 14, 2006, information as to the shares of Mid-Valley common stock beneficially owned by each person who, to the knowledge of Mid-Valley, is the owner of more than 5% of the outstanding shares of Mid-Valley common stock, by each director and executive officer of Mid-Valley, and by the executive officers and directors of Mid-Valley as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

			Percent of Shares
Name and Position(1)	Number of Shares		Outstanding(2)

Patrick W. Hopper	106,526	(3)	9.3%
2624 Pebble Gold Ave. Henderson, NV 89074
Frank Clarke Berryman, Chairman of the Board of Directors	34,320	(4)	2.9%
Samuel A. Brentano, Director	33,608	(5)	2.9%
Robert L. Engle, Director	46,500	(6)	4.0%
Robert Fessler, Director	55,700	(7)	4.7%
Jerry L. Halter, Director(8)	34,400	(9)	2.9%
Ronald L. Halter, Director(8)	40,700	(10)	3.5%
William A. Halter, Director(8)	36,000	(11)	3.1%
Donald R. Judson, President, Chief Executive Officer and Director	46,500	(12)	3.9%
E. Gerald Schroeder, Vice Chairman of the Board of Directors	10,700	(13)	0.9%
Doug Templeton, Director	9,800	(14)	0.1%
Ken Triplett, Director	11,200	(15)	1.0%
Gene Wellman, Director	43,600	(16)	3.7%
Daniel Files, Senior Vice President and Credit Administrator	2,020	(17)	0.2%
Connie D. Kemp, Senior Vice President and Chief Operating Officer	10,020	(18)	0.9%
Robert K. Seibert, Vice President and Controller	2,020	(19)	0.2%
All directors and executive officers as a group (15 persons)	417,088	(20)	29.2%

(1)	Unless otherwise indicated, the address of each beneficial owner is 1755 Mt. Hood Avenue, Suite 120, Woodburn, Oregon 97071.

(2)	Calculated based on the number of shares outstanding at April 14, 2006 (1,146,930 shares), plus, with respect to each reporting person, the total number of shares that person has the right to acquire within 60 days following April 14, 2006. Each director has agreed to vote his shares in favor of the merger.

(3)	This information is based on information Mr. Hopper provided to the Bank.

(4)	Includes 25,500 shares subject to stock options that are exercisable within 60 days following April 14, 2006. Also includes 8,820 shares owned by Mr. Berryman’s wife, of which Mr. Berryman disclaims ownership.

(5)	Includes 23,300 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(6)	Includes 21,500 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(7)	Includes 16,000 shares held directly and 10,000 shares held by a family limited liability company of which Mr. Fessler is a member, for which Mr. Fessler has sole voting and investment power. Also includes 29,700 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(8)	Messrs. Jerry A. Halter, Ronald L. Halter and William A Halter are brothers.

(9)	Includes 23,200 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(10)	Includes 29,300 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(11)	Includes 24,000 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(12)	Includes 5,000 shares held jointly with Mr. Judson’s wife. Also includes 31,500 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(13)	Includes 10,400 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(14)	9,800 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(15)	Mr. Triplett is a co-owner of Triplett-Wellman, Inc., which owns 8,000 shares voted by Gene Wellman; see note (16) below. Also includes 11,200 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(16)	Includes 8,000 shares held by Mr. Wellman directly and 8,000 shares held by Triplett/ Wellman, Inc., of which Mr. Wellman is a co-owner, and as to which Mr. Wellman has sole voting and investment power. Also includes 27,600 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(17)	Includes 2,000 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(18)	Includes 10,000 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(19)	Includes 2,000 shares subject to stock options that are exercisable within 60 days following April 14, 2006.

(20)	Includes shares referred to in notes (4) through (7) and (9) through (19) above. The number of shares includes 281,000 shares subject to stock options that are exercisable by the Bank’s directors and executive officers within 60 days following April 14, 2006.
DESCRIPTION OF WEST COAST BANCORP STOCK
      West Coast is authorized to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. Each share of West Coast common stock has the same relative rights and is identical in all respects with every other share of West Coast common stock. The following summary is not a complete description of the applicable provisions of West Coast’s articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Sources of Additional Information” immediately preceding the table of contents.
Common Stock
      Voting Rights. The holders of West Coast common stock are entitled to voting rights, including one vote for each share held of record on all matters submitted to a vote of holders of West Coast common stock. Holders of shares of West Coast common stock are not entitled to cumulate votes for the election of directors.
      Dividends. The holders of West Coast common stock are entitled to such dividends as the West Coast board may declare from time to time out of funds legally available therefor. The sources of funds for dividends by West Coast to its shareholders include dividends from West Coast Bank and proceeds from the sale of trust preferred securities.

      Liquidation. In the event of liquidation, dissolution or winding up of West Coast, the holders of shares of West Coast common stock are entitled to share ratably in all assets remaining after payment of all debts, preferences, and other liabilities of West Coast.
      Other Characteristics. Holders of West Coast common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of West Coast common stock which may be issued. Therefore, the West Coast board may authorize the issuance and sale of shares of common stock of West Coast without first offering them to existing shareholders of West Coast. West Coast common stock is not subject to any redemption or sinking fund provisions.
Preferred Stock
      West Coast has no preferred stock outstanding at this time. Subject to certain limitations described in West Coast’s articles of incorporation, West Coast’s board of directors has the authority to establish and issue its preferred stock in series and to fix and determine the rights and preferences of the shares of any series so established, including, without limitation, the rate of dividend, whether the dividend will be cumulative, redemption features and terms, liquidation preferences, conversion rights, and voting rights, in each case without obtaining shareholder approval of such actions unless otherwise required by law or applicable regulations.
COMPARISON OF SHAREHOLDERS’ RIGHTS
      West Coast is incorporated under the laws of the state of Oregon under the Oregon Business Corporation Act (the “Corporation Act”). Accordingly, the rights of West Coast’s shareholders are governed by West Coast’s articles of incorporation, its bylaws, and the Corporation Act. Mid-Valley is incorporated under the laws of the state of Oregon under the Bank Act. Accordingly, the rights of Mid-Valley’s shareholders are governed by Mid-Valley’s articles of incorporation, its bylaws, and the Bank Act.
      Upon consummation of the merger, shareholders of Mid-Valley who receive stock consideration will become shareholders of West Coast and, as such, their rights will be governed by West Coast’s articles of incorporation, its bylaws, and the Corporation Act. The following is a summary of material differences between the rights of a West Coast shareholder under West Coast’s articles of incorporation and bylaws, and the rights of a Mid-Valley shareholder under Mid-Valley’s articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Sources of Additional Information” immediately preceding the table of contents.
Board of Directors
      West Coast. West Coast’s articles of incorporation provide that its board of directors will consist of not less than eight nor more than 20 directors, with the exact number fixed by resolution adopted by at least 75% of directors then in office. West Coast’s board of directors currently consists of nine members.
      Mid-Valley. Mid-Valley’s articles of incorporation provide that its board of directors will consist of not less than six nor more than 15 directors, with the exact number fixed by a majority of the whole board of directors (i.e., the total number of directors that there would be if there were no vacancies on the board). Mid-Valley’s board of directors currently consists of 12 members.
Classification of Directors
      West Coast. West Coast’s articles of incorporation do not provide for a classified or staggered board. All directors stand for election each year to a one-year term.
      Mid-Valley. Mid-Valley’s articles of incorporation provide that the board of directors will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term. The classified board is a potential obstacle for an acquiror or shareholder group seeking to gain control of the board.
Removal of Directors
      West Coast. West Coast’s articles of incorporation provide that a director may be removed without cause only by the affirmative vote of 66 2/3 % of outstanding shares entitled to vote for election of directors. Under the articles, “cause” exists only if the board of directors has reasonable grounds to believe that West Coast has suffered or will suffer substantial injury as a result of the gross negligence, willful misconduct, or dishonesty of the director whose removal is proposed.
      Mid-Valley. Mid-Valley’s articles of incorporation provide for a higher vote requirement than West Coast’s articles for removal of a director without cause. Mid-Valley’s articles provide that directors may only be removed without cause by the affirmative vote of 80% of outstanding shares entitled to vote for election of directors. “Cause” means a felony conviction, order for removal by a federal or state regulatory agency, or determination by a court that the director engaged in gross negligence or intentional misconduct in a matter substantially important to Mid-Valley.
Special Meetings of Shareholders
      West Coast. West Coast’s bylaws provide that special shareholder meetings may be called by the president, the board of directors, or holders of not less than 10% of the outstanding shares entitled to vote at the meeting.
      Mid-Valley. Mid-Valley’s bylaws require action by holders of a larger percentage of the outstanding stock to call a special meeting. The bylaws provide that special shareholder meetings may be called by the president, the chief executive officer, a majority of the board of directors, or by not fewer than three shareholders of record holding not less than one-third of the outstanding shares entitled to vote at the meeting. These more stringent requirements for call of a special meeting by shareholders could make it more difficult for shareholders to cause Mid-Valley to take certain actions or effect certain corporate changes.
Nomination of Director Candidates and Other Shareholder Proposals
      West Coast. West Coast’s bylaws provide detailed procedures that must be strictly complied with in order for a shareholder to nominate a director candidate for election at an annual shareholder meeting. These procedures include providing a specific form of notice to West Coast generally not less than 60 days prior to the annual meeting (unless notice of the meeting is not given by West Coast at least 90 days prior to the meeting, in which case the notice of nomination is due within 15 days after the first public disclosure of the meeting date). The bylaws require that the notice contain detailed information regarding the nominee and the shareholder making the nomination. Failure to comply with these procedural requirements will preclude a nomination from being considered at the meeting. These procedures could make it more difficult for a shareholder to oppose the board’s nominees, and to introduce competing nominees, at meetings of shareholders.
      Mid-Valley. Mid-Valley’s bylaws provided less detailed procedures that must be complied with in order for a shareholder to nominate a director candidate for election at an annual shareholder meeting. These procedures require that shareholders provide a notice and specified information to Mid-Valley’s secretary or cashier no later than 60 days prior to the meeting.
Indemnification of Officers and Directors
      West Coast. West Coast’s officers and directors are indemnified under one or more of the Corporation Act, West Coast’s articles of incorporation, its bylaws, and agreements with individual directors and certain officers. Under the Corporation Act, a corporation is required to indemnify its directors and officers when determined appropriate by a court. Unless the corporation’s articles provide otherwise, a corporation is also required under the Corporation Act to indemnify its directors and officers if they are successful in a proceeding brought in connection with their service to the corporation. The Corporation Act permits (but does not require) a corporation to further indemnify its directors, officers, employees, or agents for liabilities incurred while acting on behalf of the corporation, subject to meeting applicable standards of conduct (for example, acting in good faith and with reasonable belief the conduct is not opposed to the corporation’s best interest) and further limited in the case of certain criminal proceedings, actions by or in the right of the corporation (derivative actions), or actions charging receipt of an improper benefit.
      West Coast’s articles provide that it will indemnify its directors to the fullest extent permitted under the Corporation Act and may (but is not required to) indemnify its officers, employees, and agents. West Coast’s bylaws further provide that it will indemnify directors and officers, except for acts or omissions finally adjudged to be intentional misconduct or knowing violation of law, or, in derivative proceedings, if a director or officer is adjudged liable or as having obtained an improper personal benefit. The bylaws provide that West Coast may indemnify employees and agents on a case-by-case basis.
      In addition, West Coast has entered into individual agreements with its directors and certain officers that provide for indemnification, subject to specified limitations, in cases for which insurance coverage is not available.
      Mid-Valley. Mid-Valley directors and officers are entitled to indemnification under the Bank Act and Mid-Valley’s articles of incorporation. Provisions of the Bank Act governing indemnification of directors and officers are substantially similar to the indemnification provisions of the Corporation Act.
      In cases other than derivative actions, Mid-Valley’s articles of incorporation provide for indemnification of directors and officers against claims and costs arising from the fact that the person is or was a director or officer of Mid-Valley, as long as the indemnified person acted in good faith, did not engage in intentional misconduct, and, in the case of criminal actions, did not know that his or her conduct was unlawful.
      In the case of derivative actions, Mid-Valley’s articles provide for indemnification if the person acted in good faith, but not if the individual was adjudged to be liable to Mid-Valley for intentional misconduct, a knowing violation of law, an improper personal benefit, a breach of loyalty to the Bank, or an improper distribution, unless a court finds that the person is fairly and reasonably entitled to indemnification.
      Mid-Valley’s bylaws provide that the corporation may (but is not required to) indemnify its employees and agents under the circumstances described above.
Amendments of Articles of Incorporation
      West Coast. Under the Corporation Act, amendments to West Coast’s articles of incorporation generally require the affirmative vote of a majority of shares voted, except that certain provisions regarding change in control transactions, discussed below, can only be amended with approval of more than 75% of directors or 66 2/3 % of shares entitled to be voted on the matter.
      Mid-Valley. Under the Bank Act, amendments to Mid-Valley’s articles of incorporation generally require the affirmative vote of a majority of the shares eligible to vote on the amendment. Amending provisions of the articles governing the number and removal of directors, however, requires the affirmative vote of 80% of shares entitled to be voted or the unanimous approval of the board.
Approval of Mergers, Consolidations, and Sale of Substantial Assets
      West Coast. West Coast’s articles of incorporation impose heightened shareholder approval requirements for certain change in control transactions or sale of substantial assets. Under the articles, a “change in control” occurs if any person acquires beneficial ownership of 30% or more of the outstanding West Coast common stock, the corporation is merged or consolidated with another corporation and as a result less than 50% of the voting securities of the surviving corporation are owned by the West Coast shareholders immediately prior to the transaction, or upon the occurrence of other specified transactions. In the absence of prior board approval (by more than 75% of the directors), change in control transactions and sales of substantial assets require the affirmative vote of 66 1/3 % of shares entitled to be voted. These provisions of West Coast’s articles make it more difficult to consummate a change in control transaction involving the company.
      Mid-Valley. Mid-Valley’s articles do not contain a comparable provision requiring heightened shareholder approval of change in control transactions. However, the Bank Act requires the affirmative vote of 66 2/3 % of outstanding shares for approval of mergers and certain other significant corporate transactions.
Anti-Takeover Statutes
      West Coast. The Corporation Act contains provisions that may suspend voting rights of West Coast shares acquired in a “control share acquisition” unless the acquisition is approved by the board of directors, or shareholders (other than the acquiror) vote to restore the acquiror’s voting rights. A control share acquisition includes an acquisition of shares that increases the acquiror’s ownership percentage past certain threshold percentages. Whether the control share acquisition provisions apply to shares of West Coast depends on the number and location of West Coast shareholders at the time of the acquisition of stock in question.
      In addition, the Corporation Act imposes restrictions on certain business combination transactions between a corporation and “interested shareholders” who generally include owners of 15% or more of the corporation’s voting securities. The restricted transactions include a merger, share exchange, transaction involving significant assets of the corporation, stock issuance, and other specified transactions. For a period of three years following the date on which the shareholder becomes an interested shareholder, the corporation cannot engage in those transactions with an interested shareholder unless the business combination transaction or the transaction by which the shareholder became an interested shareholder was previously approved by the board, the interested shareholder owns 85% or more of the corporation’s voting stock (excluding stock held by certain insiders), or the business combination is approved by the board and by holders of 66 2/3 % of the corporation’s voting stock excluding the interested shareholder.
      These provisions of the Corporation Act may make it more difficult for a potential acquiror or a shareholder group to acquire control of West Coast.
      Mid-Valley. The Bank Act contains no provision similar to the Corporation Act’s anti-takeover statutes.
Dissenters’ Rights
      West Coast. Under the Corporation Act, a shareholder is entitled to dissent from and, upon perfection of the shareholder’s appraisal right, to obtain the fair value of his or her shares in the event of certain corporate actions, including certain mergers, share exchanges, sales of substantially all the assets of the corporation, conversions to a non-corporate entity, and certain amendments to the corporation’s articles of incorporation that materially and adversely affect shareholder rights. However, shareholders generally will not have such dissenters’ rights if shareholder approval is not required to effect the corporate action. Also, dissenters’ rights do not apply so long as West Coast’s common stock is listed on a national securities exchange or quoted on The Nasdaq National Market.
      Mid-Valley. The provisions governing dissenters’ rights under the Bank Act are substantially similar to the comparable provisions of the Corporation Act, except that the Bank Act does not provide for dissenters’ rights in connection with amendments to articles of incorporation. For a discussion of procedures for exercising dissenters’ rights and the method for determining fair value under the Bank Act, see “The Merger — Dissenters’ Rights” beginning on page 50.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows West Coast to incorporate by reference information into this proxy statement/ prospectus, which means that West Coast can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained directly in this document. This proxy statement/ prospectus incorporates by reference the following documents that West Coast has filed with the SEC:

1. West Coast’s Annual Report on Form 10-K for the year ended December 31, 2005;

2. West Coast’s current reports on Form 8-K filed January 25, 2006, January 27, 2006, and February 3, 2006;

3. West Coast’s definitive proxy statement on Schedule 14A filed on March 23, 2006; and

4. The description of West Coast’s common stock contained in the registration statement filed by West Coast pursuant to Section 12 of the Securities Exchange Act of 1934, and any amendment or reports filed for the purpose of updating that description.
      All documents filed by West Coast with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus and prior to the date West Coast files a post-effective amendment that indicates all securities offered have been sold or that deregisters all securities then remaining unsold are incorporated by reference into this document and are part of this proxy statement/ prospectus from the date of filing. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
      West Coast will provide, without charge, copies of any report incorporated by reference into this document, excluding exhibits that are not specifically incorporated by reference herein. You may obtain a copy of any document incorporated by reference by writing or calling West Coast at:

Investor Relations
West Coast Bancorp
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
(503) 684-0884
e-mail: Investor-Relations@wcb.com

In deciding how to vote on the merger, you should rely only on the information contained or incorporated by reference in this document. Neither West Coast nor Mid-Valley has authorized any person to provide you with any information that is different from what is contained herein.
      This proxy statement/ prospectus is dated April 14, 2006. You should not assume that the information contained in this document is accurate or complete as of any date other than such date, and neither the mailing of this document nor the issuance of shares of West Coast common stock will create any implication to the contrary.
      West Coast has supplied all information contained in or incorporated into this document relating to West Coast, and Mid-Valley has supplied all information contained in this document relating to Mid-Valley.

LEGAL OPINIONS
      The validity of the West Coast common stock to be issued in the merger is being passed upon by Miller Nash LLP. Miller Nash LLP will also deliver an opinion concerning certain federal income tax consequences of the merger.
EXPERTS
      The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting, incorporated in this proxy statement/ prospectus by reference from West Coast Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The audited financial statements of Mid-Valley at December 31, 2005 and 2004 and for the years then ended, have been included in this proxy statement/ prospectus in reliance on the report on page F-2 of Symonds, Evans & Company, P.C., an independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.
FUTURE MID-VALLEY SHAREHOLDER PROPOSALS
      Mid-Valley will hold an annual meeting of shareholders in 2007 only if the merger is not completed. To be eligible for inclusion in Mid-Valley’s proxy materials for the 2007 annual meeting of shareholders, if any, a proposal intended to be presented by a shareholder for action at that meeting must, in addition to complying with the shareholder eligibility and other requirements of the SEC’s rules governing such proposals, be received not later than November 29, 2006, by the Secretary of the Bank at the Bank’s principal executive offices at 1755 Mt. Hood Avenue, Suite 120, Woodburn, Oregon 97071.
OTHER MATTERS
      The Mid-Valley board of directors is not aware of any other business to come before the special meeting of Mid-Valley shareholders other than those matters described in this proxy statement/ prospectus. However, if any other matters should properly come before the special meeting, it is intended that the Mid-Valley proxy may be voted in respect thereof in accordance with the judgment of the person or persons voting the proxy.

MID-VALLEY BANK FINANCIAL STATEMENTS

REPORT OF SYMONDS, EVANS & COMPANY, P.C.,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Shareholders of Mid-Valley Bank
      We have audited the accompanying balance sheets of Mid-Valley Bank (the Bank) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Valley Bank as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
Portland, Oregon
January 19, 2006,
except for Note 17, as to which the date
is February 1, 2006

MID-VALLEY BANK
BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004

ASSETS
Cash and cash equivalents:
Cash and due from banks	$2,326,684	$2,516,834
Federal funds sold	1,500,000	—
Interest-bearing deposits with Federal Home Loan Bank	131,340	1,426,650

Total cash and cash equivalents	3,958,024	3,943,484
Investment securities available-for-sale	18,653,249	19,402,781
Time deposit with Federal Home Loan Bank	803,000	—
Time deposit with another financial institution	100,000	100,000
Federal Home Loan Bank stock	358,100	273,500
Loans, net	72,815,861	60,440,618
Premises and equipment, net	1,134,184	634,549
Accrued interest and other assets	2,423,512	1,954,746

Total assets	$100,245,930	$86,749,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Demand	$18,295,792	$16,020,271
Savings and interest-bearing demand	25,068,245	30,146,116
Time	37,199,912	24,031,054

Total deposits	80,563,949	70,197,441
Federal funds purchased	—	1,500,000
Federal Home Loan Bank borrowings	10,146,368	6,038,209
Accrued interest and other liabilities	602,510	441,085

Total liabilities	91,312,827	78,176,735
Shareholders’ equity:
Common stock, no par value; 5,000,000 shares authorized; 1,136,930 shares issued and outstanding (1,134,430 in 2004)	6,379,843	6,362,343
Undivided profits	3,017,427	2,370,635
Accumulated other comprehensive loss	(464,167)	(160,035)

Total shareholders’ equity	8,933,103	8,572,943

Total liabilities and shareholders’ equity	$100,245,930	$86,749,678

See accompanying notes to these financial statements.

MID-VALLEY BANK
STATEMENTS OF INCOME
Years ended December 31, 2005 and 2004

	2005	2004

Interest income:
Interest and fees on loans	$5,526,004	$4,666,917
Taxable interest on investment securities available-for-sale	663,238	714,542
Nontaxable interest on investment securities available-for-sale	82,224	22,865
Interest on federal funds sold and interest-bearing and time deposits	82,374	15,523

Total interest income	6,353,840	5,419,847
Interest expense:
Interest-bearing deposits and savings accounts	303,502	269,708
Time deposit accounts	1,116,105	675,575
Federal funds purchased and Federal Home Loan Bank borrowings	162,477	75,857

Total interest expense	1,582,084	1,021,140

Net interest income	4,771,756	4,398,707
Loan loss provision	164,000	133,900

Net interest income after loan loss provision	4,607,756	4,264,807
Noninterest income:
Service charges on deposit accounts	86,256	84,771
Mortgage loan brokerage fees	77,864	90,887
Earnings on Bank-owned life insurance	33,689	58,296
Gains (losses) on sales of investment securities available-for-sale, net	(13,326)	4,546
Other	47,281	28,229

Total noninterest income	231,764	266,729
Noninterest expenses:
Salaries and employee benefits	2,062,753	1,918,288
Data processing	489,554	456,582
Occupancy	337,536	184,235
Equipment	247,566	207,415
Professional fees	166,817	128,180
Advertising	124,836	99,718
Supplies	83,817	73,539
Director fees	79,450	65,200
Other	243,644	209,108

Total noninterest expenses	3,835,973	3,342,265

Income before income taxes	1,003,547	1,189,271
Provision for income taxes	356,755	428,935

Net income	$646,792	$760,336

Basic earnings per common share	$.57	$.67

Diluted earnings per common share	$.52	$.62

See accompanying notes to these financial statements.

MID-VALLEY BANK
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005 and 2004

					Accumulated
		Comprehensive			Other	Total
	Number	Income	Common	Undivided	Comprehensive	Shareholders’
	of Shares	(Loss)	Stock	Profits	Loss	Equity

Balances at December 31, 2003	1,122,430		$6,302,343	$1,610,299	$(27,605)	$7,885,037
Comprehensive income:
Net income	—	$760,336	—	760,336	—	760,336
Other comprehensive loss —
Unrealized losses on investment securities available-for-sale of approximately $136,000 (net of income taxes of approximately $83,000), net of reclassification adjustment for net gains on sales of investment securities available-for-sale included in net income	—	(132,430)	—	—	(132,430)	(132,430)

Comprehensive income	—	$627,906	—	—	—	—

Stock options exercised	12,000		60,000	—	—	60,000

Balances at December 31, 2004	1,134,430		6,362,343	2,370,635	(160,035)	8,572,943
Comprehensive income:
Net income	—	$646,792	—	646,792	—	646,792
Other comprehensive loss —
Unrealized losses on investment securities available-for-sale of approximately $312,000 (net of income taxes of approximately $191,000), net of reclassification adjustment for net losses on sales of investment securities available-for-sale included in net income	—	(304,132)	—	—	(304,132)	(304,132)

Comprehensive income	—	$342,660	—	—	—	—

Stock options exercised	2,500		17,500	—	—	17,500

Balances at December 31, 2005	1,136,930		$6,379,843	$3,017,427	$(464,167)	$8,933,103

See accompanying notes to these financial statements.

MID-VALLEY BANK
STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004

Cash flows from operating activities:
Net income	$646,792	$760,336
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premiums on investment securities available-for-sale	105,178	112,135
Dividends on Federal Home Loan Bank stock	(1,117)	(7,516)
Loan loss provision	164,000	133,900
Depreciation and amortization	213,163	108,591
Losses (gains) on sales of investment securities available-for-sale, net	13,326	(4,546)
Credit for deferred income taxes	(91,000)	(85,000)
Increase in accrued interest and other assets	(377,766)	(210,557)
Increase in accrued interest and other liabilities	347,364	302,724

Net cash provided by operating activities	1,019,940	1,110,067
Cash flows from investing activities:
Net increase in time deposits with Federal Home Loan Bank	(803,000)	—
Investment securities available-for-sale:
Purchases	(3,325,426)	(23,886,166)
Sales	2,231,789	18,299,959
Maturities, calls and principal repayments	1,234,594	3,057,083
Purchases of Federal Home Loan Bank stock	(83,483)	(228,897)
Loan originations, net	(12,539,243)	(6,167,791)
Purchases of premises and equipment, net	(712,798)	(538,213)

Net cash used in investing activities	(13,997,567)	(9,464,025)
Cash flows from financing activities:
Net increase in deposits	10,366,508	1,170,503
Net increase (decrease) in federal funds purchased	(1,500,000)	1,500,000
Net increase in Federal Home Loan Bank borrowings	4,108,159	6,038,209
Proceeds from exercise of stock options	17,500	60,000

Net cash provided by financing activities	12,992,167	8,768,712

Net increase in cash and cash equivalents	14,540	414,754
Cash and cash equivalents at beginning of year	3,943,484	3,528,730

Cash and cash equivalents at end of year	$3,958,024	$3,943,484

See accompanying notes to these financial statements.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1.	Description of business and summary of significant accounting policies

Description of business
      Mid-Valley Bank (the Bank) conducts a general banking business in the mid-Willamette Valley, Oregon area. Its activities include the usual lending and deposit functions of a commercial bank: commercial, real estate, agriculture, installment and mortgage loans; checking, money market, time deposit and savings accounts; safe deposit facilities; automated teller machines; Internet banking and mortgage loan brokerage services.

Method of accounting
      The Bank prepares its financial statements in conformity with accounting principles generally accepted in the United States and prevailing practices within the banking industry. The Bank uses the accrual method of accounting which recognizes income and gains when earned and expenses and losses when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, gains, losses and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents
      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits with the Federal Home Loan Bank (FHLB). Federal funds are generally sold for one-day periods and any interest-bearing deposits are invested for a maximum of 90 days.
      The Bank maintains balances in correspondent bank accounts which, at times, may exceed federally insured limits. Management believes that its risk of loss associated with such balances is minimal due to the financial strength of the correspondent banks. The Bank has not experienced any losses in such accounts.
      The Bank is required to maintain an average reserve balance (approximately $181,000 and $73,000 at December 31, 2005 and 2004, respectively) with the Federal Reserve Bank (the FRB) or maintain such reserve balance in the form of cash. This requirement was met by holding cash and maintaining an average reserve balance with the FRB of at least this amount.

Supplemental disclosures of cash flow information
      For the years reported, non-cash transactions resulted from a stock split, and unrealized losses on investment securities available-for-sale, net of income taxes, as disclosed in the accompanying statements of changes in shareholders’ equity.
      During the years ended December 31, 2005 and 2004, the Bank paid approximately $1,556,000 and $1,031,000, respectively, in interest expense.
      During the years ended December 31, 2005 and 2004, the Bank made income tax payments of approximately $534,000 and $294,000, respectively.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

1.	Description of business and summary of significant accounting policies (continued)

Investment securities
      Investment securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. The Bank had no held-to-maturity securities during the years ended December 31, 2005 or 2004.
      Investment securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in noninterest income. The Bank had no trading securities during the years ended December 31, 2005 or 2004.
      Investment securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss, net of income taxes.
      Management determines the appropriate classification of securities at the time of purchase.
      Gains and losses on the sales of investment securities available-for-sale are determined using the specific-identification method. Premiums and discounts on investment securities available-for-sale are recognized in interest income using the interest method, generally over the period to maturity.
      Declines in the fair values of individual available-for-sale securities below their cost that are deemed to be other-than-temporary would be reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things: (i) the length of time and the extent to which the fair value has been less than cost; (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value.

Time deposit with another financial institution
      The Bank’s time deposit with another financial institution is scheduled to mature in 2006 and is carried at cost, which approximates the estimated fair value. The time deposit is pledged as collateral so that the Bank can generate fee income from participation in the Independent Community Banks of America credit card program.

FHLB Stock
      The Bank’s investment in FHLB stock is carried at cost, which approximates the estimated fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 2005 and 2004, the Bank met its minimum required investment. The Bank may request redemption at par value of any FHLB stock in excess of the minimum required investment; however, stock redemptions are at the discretion of the FHLB.

Loans
      Loans are stated at the amount of unpaid principal, reduced by the allowance for loan losses and deferred loan fees.
      Interest income on all loans is accrued as earned on the simple interest method. The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

1.	Description of business and summary of significant accounting policies (continued)
reversed. Interest income on such loans is subsequently recognized only to the extent cash payments are received in excess of principal due.
      Loan origination and commitment fees, net of certain direct loan origination costs, are generally recognized as an adjustment of the yield of the related loan.

Allowance for loan losses
      The allowance for loan losses represents management’s recognition of the assumed risks of extending credit. The allowance is established to absorb known and inherent losses in the loan portfolio and related commitments to loan as of the balance sheet date. The allowance is maintained at a level considered adequate to provide for potential loan losses based on management’s assessment of various factors affecting the portfolio. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operations and reduced by loans charged-off, net of recoveries.
      The Bank’s methodology for assessing the appropriate level of the allowance for loan losses consists of several key elements, which include the allocated allowance, specific allowances for impaired loans and the unallocated allowance.
      The allocated portion of the allowance is calculated by applying loss factors to outstanding loan balances segregated by differing risk categories. Loss factors are generally based on historical loss experience, adjusted for current economic trends, management’s judgment, portfolio concentrations and other conditions affecting the portfolio.
      Impaired loans are either specifically allocated for in the allowance for loan losses or reflected as a partial charge-off of the loan balance. The Bank considers loans to be impaired when management believes that it is probable that all amounts due will not be collected according to the contractual terms. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the loan’s underlying collateral or related guaranty. Since a significant portion of the Bank’s loans are collateralized by real estate, the Bank primarily measures impairment based on the fair value of the underlying collateral or related guaranty. In certain other cases, impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Smaller balance homogeneous loans (typically installment loans) are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual installment loans for impairment disclosures. Generally, the Bank evaluates a loan for impairment when it is placed on nonaccrual status.
      The unallocated portion of the allowance is based upon management’s evaluation of various factors that are not directly measured in the determination of the allocated and specific allowances. Such factors include uncertainties in economic conditions, uncertainties in identifying triggering events that directly correlate to subsequent loss rates, risk factors that have not yet manifested themselves in loss allocation factors and historical loss experience data that may not precisely correspond to the current portfolio. Also, loss data representing a complete economic cycle is not available for all sections of the loan portfolio. Accordingly, the unallocated allowance helps to minimize the risk related to the margin of imprecision inherent in the estimation of allocated loan losses. Due to the subjectivity involved in the determination of the unallocated portion of the allowance for loan losses, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

1.	Description of business and summary of significant accounting policies (continued)
      Various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance in the future based on their judgment of the information available to them at the time of their examinations.

Premises and equipment
      Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed principally using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Amortization of leasehold improvements is included in depreciation and amortization expense in the accompanying financial statements.

Other real estate
      Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When the property is acquired, any excess of the loan balance over the estimated net realizable value is charged to the allowance for loan losses. Holding costs, subsequent write-downs to net realizable value, if any, and any disposition gains or losses are included in noninterest income and expenses. Other real estate was insignificant at December 31, 2005 and 2004.

Federal funds purchased
      Federal funds purchased are short-term borrowings that typically mature within one to 90 days.

Shareholders’ equity
      In September 2004, the Bank had a two-for-one stock split. All share and per-share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

Advertising
      Advertising costs are generally charged to expense during the year in which they are incurred.

Income taxes
      Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision or credit for income taxes.

Recently issued accounting standards
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) (SFAS 123R), “Share-Based Payment.” SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R will replace SFAS No. 123, “Accounting for Stock-Based Compensation,” and will supersede Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (collectively, “APB 25”). SFAS 123R will eliminate the ability to

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

1.	Description of business and summary of significant accounting policies (continued)
account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the statement of income based on their fair values on the date of the grant.
      SFAS 123R is effective for the Bank beginning on January 1, 2006. The Bank will transition to fair-value-based accounting for stock-based compensation using a modified version of prospective application (the “modified prospective application”). Under the modified prospective application, as it applies to the Bank, SFAS 123R applies to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006, must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.
      All of the Bank’s stock options granted on or before December 31, 2005 were fully vested at the date of grant. Therefore, based on the Bank’s stock-based compensation awards outstanding at December 31, 2005, the Bank does not expect to recognize any additional pre-tax compensation cost beginning in 2006 as a result of the adoption of SFAS 123R. Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption of SFAS 123R.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections (as amended), a Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 carries forward the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Under SFAS No. 154, every voluntary change in accounting principle requires retrospective application to prior periods’ financial statements, unless it is impracticable to do so. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Bank does not expect the adoption of SFAS No. 154 to have a material impact on the Bank’s financial statements.
      In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (the FSP). The FSP addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP nullifies certain requirements of FASB Emerging Issues Task Force (EITF) Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (EITF Issue 03-1) while retaining the disclosure requirements of EITF Issue 03-1 which were adopted in 2003. The FSP is effective for reporting periods beginning after December 15, 2005. The Bank does not expect the adoption of the FSP to have a material impact on the Bank’s financial statements.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

1.	Description of business and summary of significant accounting policies (continued)
      The American Institute of Certified Public Accountants’ Statement of Position (SOP) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP No. 03-3), addresses the accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP No. 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP No. 03-3 limits the interest income — including accretion of purchase price discounts — that may be recognized for certain loans and debt securities. Additionally, SOP No. 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for loan losses. SOP No. 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through an adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP No. 03-3 represents a significant change from current purchase accounting practice, whereby the acquiree’s allowance for loan losses is typically added to the acquirer’s allowance for loan losses. SOP No. 03-3 was effective for loans and debt securities acquired by the Bank beginning January 1, 2005. The adoption of SOP No. 03-3 did not have a material impact on the Bank’s financial statements.

Stock-based compensation
      The Bank currently measures its stock-based compensation arrangements under the recognition and measurement principles of APB No. 25. Accordingly, since the exercise price of each stock option that the Bank has granted has been equal to the market value of the underlying common stock on the date of grant, no compensation expense has been recognized.
      SFAS No. 123, as amended by SFAS No. 148, requires pro forma disclosures of net income and earnings per common share for companies not adopting its fair value accounting method for stock-based employee compensation. The following table illustrates the effects on net income and earnings per common share if the Bank had applied the fair value recognition provisions of SFAS No. 123 to the Bank’s stock-based compensation for the years ended December 31, 2005 and 2004:

	2005	2004

Net income, as reported	$646,792	$760,336
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related income tax effects	(99,820)	(103,860)

Pro forma net income	$546,972	$656,476

Earnings per common share:
Basic — as reported	$.57	$.67
Basic — pro forma	.48	.58
Diluted — as reported	.52	.62
Diluted — pro forma	.44	.54
      The effect of applying SFAS No. 123 to stock options granted in the years ended December 31, 2005 and 2004 resulted in an estimated weighted-average grant date fair value of $6.44 and $3.27, respectively.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

1.	Description of business and summary of significant accounting policies (continued)
The Bank used the Black-Scholes option-pricing model with the following weighted-average assumptions to value options granted during 2005 and 2004:

	2005	2004

Dividend yield	0%	0%
Estimated volatility	26.1%	23.4%
Risk-free interest rate	4.0%	3.3%
Estimated option lives	7.5 years	7.5 years
      The Black-Scholes option-pricing model was developed for use in estimating the fair value of publicly-traded options that have no vesting restrictions and are fully transferable. Additionally, the model requires the input of highly subjective assumptions. Because the Bank’s stock options have characteristics significantly different from those of publicly-traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in the opinion of the Bank’s management, the Black-Scholes option-pricing model does not necessarily provide a reliable single measure of fair value of the Bank’s stock options.
      As noted previously, the Bank expects to adopt the provisions of SFAS 123R on January 1, 2006. Among other things, SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the statement of income based on their fair values on the date of grant.

2.	Investment securities available-for-sale
      Investment securities available-for-sale consisted of the following at December 31, 2005 and 2004:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

2005

Mortgage-backed securities	$1,905,232	$—	$40,294	$1,864,938
U.S. Government agencies	7,759,432	—	187,635	7,571,797
Corporate bonds	6,499,482	10,424	460,470	6,049,436
Obligations of state and political subdivisions	3,237,761	929	71,612	3,167,078

	$19,401,907	$11,353	$760,011	$18,653,249

2004

Mortgage-backed securities	$1,079,048	$528	$—	$1,079,576
U.S. Government agencies	9,000,394	8,514	85,572	8,923,336
Corporate bonds	7,570,502	16,589	181,421	7,405,670
Obligations of state and political subdivisions	2,012,182	1,253	19,236	1,994,199

	$19,662,126	$26,884	$286,229	$19,402,781

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Investment securities available-for-sale (continued)
      A total of 33 and 28 individual securities had unrealized losses at December 31, 2005 and 2004, respectively. These securities, with unrealized losses segregated by length of impairment, were as follows:

	Less Than 12 Months		More Than 12 Months		Total

	Estimated	Unrealized	Estimated Fair	Unrealized	Estimated Fair	Unrealized
2005	Fair Value	Losses	Value	Losses	Value	Losses

Mortgage-backed securities	$1,864,938	$40,294	$—	$—	$1,864,938	$40,294
U.S. Government agencies	1,979,688	32,550	5,592,109	155,085	7,571,797	187,635
Corporate bonds	486,485	12,990	4,561,587	447,480	5,048,072	460,470
Obligations of state and political subdivisions	1,574,270	32,525	1,491,880	39,087	3,066,150	71,612

Total	$5,905,381	$118,359	$11,645,576	$641,652	$17,550,957	$760,011

	Less Than 12 Months		More Than 12 Months		Total

	Estimated	Unrealized	Estimated Fair	Unrealized	Estimated Fair	Unrealized
2004	Fair Value	Losses	Value	Losses	Value	Losses

U.S. Government agencies	$3,705,547	$47,009	$2,458,438	$38,563	$6,163,985	$85,572
Corporate bonds	3,469,264	85,672	2,929,711	95,749	6,398,975	181,421
Obligations of state and political subdivisions	1,626,381	16,698	266,565	2,538	1,892,946	19,236

Total	$8,801,192	$149,379	$5,654,714	$136,850	$14,455,906	$286,229

      In the opinion of management, the Bank has the ability and intent to hold the investment securities available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses on the above investment securities are primarily due to increases in market interest rates over the yields available at the time the underlying securities were purchased by the Bank. Management expects the fair value of these investment securities to recover as the investments approach their maturity dates or repricing dates, or if market yields for such investments decline. Management does not believe that any of the securities are impaired due to reasons of credit quality. Accordingly, management believes that none of the impairments detailed in the table above are other-than-temporary and, accordingly, no impairment losses have been recorded.
      The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value

Due after one year through five years	$6,486,856	$6,268,850
Due after five years through ten years	7,301,254	6,863,023
Due after ten years	5,613,797	5,521,366

	$19,401,907	$18,653,239

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Investment securities available-for-sale (continued)
      Investment securities available-for-sale with a carrying value of approximately $1,461,000 and $1,494,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.
      Gross realized gains and losses on sales of investment securities available-for-sale during the years ended December 31, 2005 and 2004 were as follows:

	Gross	Gross	Net Gains
	Realized	Realized	(Losses) on
	Gains	Losses	Sales

2005	$681	$(14,007)	$(13,326)
2004	119,606	(115,060)	4,546

3.	Loans
      Loans consisted of the following at December 31, 2005 and 2004:

	2005	2004

Commercial	$16,764,556	$13,485,275
Real estate:
Commercial	21,258,762	15,373,311
Mortgage	13,572,915	13,134,612
Construction	8,279,370	5,002,032
Agriculture	2,898,453	2,805,288
Agriculture	10,129,740	10,735,975
Installment	951,751	757,920

	73,855,547	61,294,413
Less:
Allowance for loan losses	836,523	655,569
Deferred loan fees	203,163	198,226

	1,039,686	853,795

Loans, net	$72,815,861	$60,440,618

      A substantial portion of the Bank’s loans is collateralized by real estate in the mid-Willamette Valley, Oregon area. Accordingly, the ultimate collectibility of a substantial portion of the Bank’s loan portfolio is susceptible to changes in the local market conditions.
      In the normal course of business, the Bank finances qualified construction projects. The majority of residential construction loans are sold into the secondary market after completion of the projects.
      Also in the normal course of business, the Bank participates portions of loans to third-parties in order to extend the Bank’s lending capability or to mitigate risk. At December 31, 2005 and 2004, the portion of these loans participated to third-parties (which are not included in the accompanying financial statements) totaled approximately $6,235,000 and $6,020,000, respectively. The Bank also purchases portions of loans from third-parties. At December 31, 2005 and 2004, the Bank had approximately $8,671,000 and $8,501,000 of loans which were purchased from third-parties (which are included in the accompanying financial statements). Of these loans, approximately $7,562,000 and $6,632,000 at December 31, 2005 and 2004, respectively, were purchased from the same financial institution.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Allowance for loan losses
      Transactions in the allowance for loan losses for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004

Balance at beginning of the year	$655,569	$556,453
Loan loss provision	164,000	133,900
Loans charged-off	(3,323)	(36,237)
Recoveries of loans previously charged-off	20,277	1,453

Balance at end of the year	$836,523	$655,569

      The Bank had no loans on nonaccrual status or impaired loans at December 31, 2005 or 2004. The Bank had one loan for $250,000 past due 90 days or more and still accruing interest at December 31, 2005, and no loans past due 90 days or more and still accruing interest at December 31, 2004.

5.	Premises and equipment
      Premises and equipment consisted of the following at December 31, 2005 and 2004:

	2005	2004

Furniture and equipment	$770,654	$620,438
Leasehold improvements	1,003,954	55,597

	1,774,608	676,035
Less accumulated depreciation and amortization	640,424	427,261

	1,134,184	248,774
Construction in progress (see note 10)	—	385,775

Premises and equipment, net	$1,134,184	$634,549

6.	Time deposits
      Time deposits in excess of $100,000 aggregated approximately $11,102,000 and $4,795,000 at December 31, 2005 and 2004, respectively.
      At December 31, 2005, the scheduled annual maturities of all time deposits were approximately as follows:

2006	$28,803,000
2007	6,564,000
2008	1,249,000
2009	543,000
2010	41,000

$37,200,000

7.	Borrowings
      At both December 31, 2005 and 2004, the Bank had $2,500,000 in available short-term borrowings under a federal funds line of credit with a bank. There were no outstanding borrowings under the federal

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	Borrowings (continued)
funds line of credit at December 31, 2005. Borrowings outstanding under the federal funds line of credit at December 31, 2004 were $1,500,000. In addition, at December 31, 2005 and 2004, the Bank had a credit line with FHLB up to 20% of the Bank’s total assets, subject to the Bank maintaining a certain level of investment in FHLB stock and the pledging of supporting collateral, including deposit accounts held at FHLB and certain real estate loans. Borrowings outstanding under the credit line with FHLB were $10,146,368 and $6,038,209 at December 31, 2005 and 2004, respectively, with fixed interest at rates ranging from 2.08% to 4.49% at December 31, 2005 (1.38% to 2.88% at December 31, 2004).
      At December 31, 2005, the scheduled annual maturities of the Bank’s outstanding FHLB borrowings were approximately as follows:

2006	$8,272,000
2007	1,874,000

$10,146,000

8.	Commitments, guarantees and contingencies
      In the ordinary course of business, the Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of amounts recognized in the accompanying balance sheets. The contractual amounts of these instruments reflect the extent of the Bank’s involvement in these particular classes of financial instruments. The Bank’s off-balance-sheet financial instruments at December 31, 2005 and 2004 consisted of commitments to extend credit of approximately $11,894,000 and $9,040,000, respectively. At December 31, 2005 and 2004, the Bank had no commitments to extend credit at below-market interest rates and held no derivative financial instruments.
      The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in underwriting and offering commitments and conditional obligations as it does for on-balance-sheet financial instruments.
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon the extension of credit, is based on management’s credit evaluation of the customer. Collateral held, if any, for commitments varies but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.
      The Bank leases certain land, facilities and equipment under operating leases, some of which include renewal options and escalation clauses. At December 31, 2005, the aggregate minimum rental

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	Commitments, guarantees and contingencies (continued)
commitments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were approximately as follows:

2006	$219,000
2007	196,000
2008	171,000
2009	118,000
2010	118,000
Thereafter	366,000

Total minimum lease payments	$1,188,000

      Total rental expense was approximately $225,000 and $150,000 for the years ended December 31, 2005 and 2004, respectively.
      In the ordinary course of business, the Bank becomes involved, from time to time, in litigation arising from normal banking activities. In the opinion of management, the ultimate disposition of these actions will not have a material adverse effect on the Bank’s financial statements at, and for the year ended, December 31, 2005.

9.	Income taxes
      The provision (credit) for income taxes for the years ended December 31, 2005 and 2004 was approximately as follows:

	2005	2004

Current:
Federal	$415,000	$438,000
State	33,000	76,000

	448,000	514,000
Deferred	(91,000)	(85,000)

Provision for income taxes	$357,000	$429,000

      The provision for income taxes results in an effective tax rate that is different than the federal income tax statutory rate. The nature of the differences for the years ended December 31, 2005 and 2004 were approximately as follows:

	2005	2004

Expected federal income tax provision at statutory rate	$341,000	$404,000
State income taxes, net of federal effect	22,000	50,000
Effect of nontaxable interest income, net	(37,000)	(27,000)
Other, net	31,000	2,000

Provision for income taxes	$357,000	$429,000

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	Income taxes (continued)
      The components of the deferred tax assets and liabilities at December 31, 2005 and 2004 were approximately as follows:

	2005	2004

Deferred tax assets:
Allowance for loan losses	$309,000	$237,000
Deferred loan fees, net	78,000	76,000
Net unrealized losses on investment securities available-for-sale	284,000	99,000
Other	101,000	69,000

Total deferred tax assets	772,000	481,000
Deferred tax liabilities:
Accrual-to-cash adjustments	166,000	146,000
Premises and equipment	36,000	51,000
Other	17,000	7,000

Total deferred tax liabilities	219,000	204,000

Net deferred tax assets	$553,000	$277,000

      Management believes that, based upon the Bank’s historical performance, the net deferred tax assets will be recognized in the normal course of operations, and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

10.	Transactions with related parties
      Certain directors, officers and principal shareholders of the Bank (and the companies with which they are associated) are customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank’s business. The Bank expects to continue to have such banking transactions in the future. All loans, and commitments to loan, to such parties are generally made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. In the opinion of management, these transactions do not involve more than the normal risk of collectibility or present any other unfavorable features.
      An analysis of activity with respect to such loans for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004

Balance at beginning of year	$976,205	$1,125,041
Additions	156,223	38,330
Repayments	(156,829)	(187,166)

Balance at end of year	$975,599	$976,205

      During the years ended December 31, 2005 and 2004, the Bank paid approximately $440,000 and $291,000, respectively, to a company owned by certain directors of the Bank for construction-related costs at a new branch location.
      At December 31, 2005 and 2004, the Bank also had commitments to extend credit to certain directors, officers and principal shareholders of the Bank (and the companies with which they are associated) of approximately $647,000 and $675,000, respectively.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

11.	Benefit plans
      The Bank maintains a contributory Simple IRA pension plan, which covers substantially all employees. Employees may make voluntary tax-deferred contributions to the plan. During the years ended December 31, 2005 and 2004, the Bank made contributions to the Plan aggregating 2% of employee compensation. The amounts charged to operations for the Bank’s contributions to the plan totaled approximately $26,000 and $34,000 during the years ended December 31, 2005 and 2004, respectively.
      In 2002, the Bank implemented a salary continuation plan for certain key executives that provides defined benefits to the participants upon termination of employment or change in control. The defined benefits are for a period of 20 years. The benefits are subject to certain vesting requirements, and vested amounts are generally payable upon termination or change in control in either a lump-sum or monthly installments. The salary continuation plan also includes death benefit provisions related to the participants. To assist in the funding of the salary continuation plan, the Bank has purchased bank-owned life insurance policies on the participants. The cash surrender value of these policies at December 31, 2005 and 2004 was approximately $1,143,000 and $1,111,000, respectively. At December 31, 2005 and 2004, the liability related to the salary continuation plan included in accrued interest and other liabilities in the accompanying balance sheets totaled approximately $186,000 and $116,000, respectively. The amount of expense charged to operations in 2005 and 2004 related to the salary continuation plan was approximately $70,000 and $60,000, respectively. For financial reporting purposes, such expense amounts have not been adjusted for income earned on the bank-owned life insurance policies. The amount of income earned (net of related policy load charges, mortality costs and surrender charges incurred) on the bank-owned life insurance policies, which was included in other noninterest income in the accompanying statements of income was approximately $34,000 and $58,000 in 2005 and 2004, respectively.
      Additionally, the Bank has a deferred compensation plan for a certain bank executive that provides defined benefits upon termination of employment. The defined benefits were originally scheduled to be paid in monthly installments over a period of five years. However, in conjunction with the retirement of the executive in 2005, the Bank’s Board of Directors (the Board) agreed to pay the full defined benefit in a single lump-sum payment. This payment was made in January 2006. At December 31, 2005 and 2004, the liability related to this deferred compensation plan included in accrued interest and other liabilities in the accompanying balance sheets totaled approximately $66,000 and $52,000, respectively. The amount of expense charged to operations in 2005 and 2004 for the deferred compensation plan was approximately $14,000 and $27,000, respectively.

12.	Basic and diluted earnings per common share
      The Bank’s basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. The Bank’s diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding plus dilutive common shares related to stock options.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

12.	Basic and diluted earnings per common share (continued)
      The numerators and denominators used in computing basic and diluted earnings per common share for the years ended December 31, 2005 and 2004 can be reconciled as follows:

	Net Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

2005
Basic earnings per common share —
Income available to common shareholders	$646,792	1,135,558	$0.57

Effect of assumed conversion of stock options	—	117,699

Diluted earnings per common share	$646,792	1,253,257	$0.52

2004
Basic earnings per common share —
Income available to common shareholders	$760,336	1,132,988	$0.67

Effect of assumed conversion of stock options	—	84,661

Diluted earnings per common share	$760,336	1,217,649	$0.62

13.	Stock-based compensation plan
      Under the Bank’s Restated Combined Incentive and Nonqualified Stock Option Plan (the Plan), the Bank may grant options for up to 400,000 shares of its common stock to certain key employees and directors. The exercise price of each option is the fair market value of the Bank’s common stock on the date of grant. Options become exercisable at the discretion of the Board, and, during the years ended December 31, 2005 and 2004, all options granted were fully vested on the date of grant. Generally, options expire after a period of 10 years. At December 31, 2005 and 2004, 60,800 and 85,800 shares, respectively, reserved under the Plan were available for future grant.
      Activity related to the Plan for the years ended December 31, 2005 and 2004 was as follows:

	2005		2004

		Weighted-		Weighted-
		Average		Average
	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price

Balance at beginning of year	290,200	$6.41	251,000	$5.74
Granted	25,000	16.50	51,200	9.38
Exercised	(2,500)	7.00	(12,000)	5.00

Balance at end of year	312,700	$7.22	290,200	$6.41

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

13.	Stock-based compensation plan (continued)
      Information regarding the number, weighted-average exercise price and weighted-average remaining contractual life of options by exercise price at December 31, 2005 is as follows:

	Options Outstanding and Exercisable

			Weighted
			Average
		Weighted-	Remaining
	Number of	Average	Contractual Life
Exercise Price	Options	Exercise Price	(Years)

$ 5.00	164,000	$5.00	4.5
7.50	72,500	7.50	7.0
9.38	51,200	9.38	8.0
16.50	25,000	16.50	9.0

	312,700	$7.22	6.5

14.	Estimated fair value of financial instruments
      The following disclosures are made in accordance with the provisions of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” which requires the disclosure of fair value information about financial instruments where it is practicable to estimate that value.
      In cases where quoted market values are not available, the Bank primarily uses present value techniques to estimate the fair value of its financial instruments. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current market exchange.
      In addition, as the Bank normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments but which may have significant value. The Bank does not believe that it would be practicable to estimate a representational fair value for these types of items at December 31, 2005 and 2004.
      Because SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Bank.
      The Bank uses the following methods and assumptions to estimate the fair value of its financial instruments:

Cash and cash equivalents: The carrying amount approximates the estimated fair value of these instruments.

Investment securities available-for-sale: The market value of investment securities, which is based on quoted market values or the market values for comparable securities, represents the estimated fair value.

Time deposit with FHLB: The carrying amount approximates the estimated fair value.

Time deposit with another financial institution: The carrying amount approximates the estimated fair value.

FHLB stock: The carrying amount approximates the estimated fair value.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

14.	Estimated fair value of financial instruments (continued)

Loans: The estimated fair value of loans is calculated by discounting the contractual cash flows of the loans using December 31, 2005 and 2004 origination rates. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated.

Bank-owned life insurance: The carrying amount approximates the estimated fair value of these instruments.

Deposits: The estimated fair value of demand deposits, consisting of checking, savings and certain interest-bearing demand deposit accounts, is represented by the amounts payable on demand. At the reporting date, the estimated fair value of time deposits is calculated by discounting the scheduled cash flows using the December 31, 2005 and 2004 rates offered on those instruments.

Federal funds purchased: The carrying amount approximates the estimated fair value.

FHLB borrowings: The fair value of the FHLB borrowings is estimated using discounted cash flow analysis based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.
      The estimated fair values of the Bank’s significant on-balance sheet financial instruments at December 31, 2005 and 2004 were approximately as follows:

	2005		2004

	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Financial assets:
Cash and cash equivalents	$3,958,024	$3,958,000	$3,943,484	$3,943,000
Investment securities available-for-sale	18,653,249	18,653,000	19,402,781	19,403,000
Time deposit with FHLB	803,000	803,000	—	—
Time deposit with another financial institution	100,000	100,000	100,000	100,000
FHLB stock	358,100	358,000	273,500	274,000
Loans, net	72,815,861	73,524,000	60,440,618	65,347,000
Bank-owned life insurance	1,142,761	1,143,000	1,111,075	1,111,000
Financial liabilities:
Deposits	80,563,949	79,683,000	70,197,441	69,676,000
Federal funds purchased	—	—	1,500,000	1,500,000
FHLB borrowings	10,146,368	10,013,000	6,038,209	5,886,000

15.	Regulatory matters
      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

15.	Regulatory matters (continued)
      Quantitative measures established by regulation to ensure capital adequacy generally require the Bank to maintain minimum amounts and ratios (set forth in the tables below) of Tier 1 capital to average assets and Tier 1 and total capital to risk-weighted assets (all as defined in the regulations). Management believes that, at December 31, 2005 and 2004, the Bank met or exceeded all relevant capital adequacy requirements.
      At December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification from the regulators that management believes would change the Bank’s regulatory capital categorization.
      The Bank’s actual and required capital amounts and ratios are presented in the following tables (dollars in thousands):

					Regulatory
					Minimum to be
			Regulatory		“Well
			Minimum		Capitalized”
			to be		Under Prompt
			“Adequately		Corrective Action
	Actual		Capitalized”		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2005:

Tier 1 capital (to average assets)	$9,397	9.5%	$3,979	4.0%	$4,974	5.0%
Tier 1 capital (to risk-weighted assets)	9,397	11.1	3,374	4.0	5,061	6.0
Total capital (to risk-weighted assets)	10,234	12.1	6,748	8.0	8,435	10.0

December 31, 2004:

Tier 1 capital (to average assets)	8,732	9.8	3,552	4.0	4,440	5.0
Tier 1 capital (to risk-weighted assets)	8,732	12.4	2,813	4.0	4,220	6.0
Total capital (to risk-weighted assets)	9,388	13.4	5,627	8.0	7,034	10.0

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

16.	Selected quarterly financial data (unaudited)
      The following table sets forth the Bank’s unaudited data regarding operations for each quarter of 2005 and 2004. This information, in the opinion of management, includes all normal recurring adjustments necessary to fairly state the information set forth therein (in thousands, except per-share amounts):

	2005

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

Interest income	$1,756	$1,665	$1,501	$1,432
Interest expense	443	427	421	291

Net interest income	1,313	1,238	1,080	1,141
Loan loss provision	45	67	—	52

Net interest income after loan loss provision	1,268	1,171	1,080	1,089
Noninterest income	77	52	72	31
Noninterest expenses	978	856	1,007	995

Income before income taxes	367	367	145	125
Provision for income taxes	130	128	53	46

Net income	$237	$239	$92	$79

Basic earnings per common share	$0.21	$0.21	$0.08	$0.07

Diluted earnings per common share	$0.19	$0.19	$0.07	$0.06

	2004

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$1,425	$1,367	$1,354	$1,274
Interest expense	252	277	253	239

Net interest income	1,173	1,090	1,101	1,035
Loan loss provision	3	—	79	52

Net interest income after loan loss provision	1,170	1,090	1,022	983
Noninterest income	53	55	81	77
Noninterest expenses	907	892	779	764

Income before income taxes	316	253	324	296
Provision for income taxes	112	91	113	113

Net income	$204	$162	$211	$183

Basic earnings per common share	$0.18	$0.14	$0.19	$0.16

Diluted earnings per common share	$0.16	$0.13	$0.17	$0.15

17.	Subsequent event
      On February 1, 2006, the Bank entered into a definitive agreement (the “Merger Agreement”) with West Coast Bancorp and West Coast Bank, pursuant to which West Coast Bancorp will acquire the Bank in exchange for cash and West Coast Bancorp common stock. Terms of the Merger Agreement call for

MID-VALLEY BANK
NOTES TO FINANCIAL STATEMENTS — (Continued)

17.	Subsequent event (continued)
West Coast Bancorp to issue approximately 607,800 shares of its common stock and to pay approximately $5.0 million in cash in exchange for all outstanding Bank common stock. In addition, West Coast Bancorp will pay approximately $3.5 million in cash for outstanding options to purchase Bank common stock. Based on the closing price for West Coast Bancorp common stock on January 31, 2006, the aggregate transaction value would be approximately $25.2 million. The merger transaction is subject to the approval of the Bank’s shareholders and banking regulators and is expected to close late in the second quarter of 2006.
These financial statements have not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
among
WEST COAST BANCORP
and
WEST COAST BANK
and
MID-VALLEY BANK
Dated as of February 1, 2006

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
      This AGREEMENT AND PLAN OF MERGER, dated as of February 1, 2006 (this “Agreement”), is by and among WEST COAST BANCORP, an Oregon corporation (“Bancorp”), WEST COAST BANK, an Oregon state-chartered bank (“WCB”), and MID-VALLEY BANK, an Oregon state-chartered bank (“Mid-Valley”).
      WHEREAS, the boards of directors of Bancorp and WCB and of Mid-Valley have determined that it is in the best interests of their respective companies and shareholders to consummate the merger provided for herein in which Mid-Valley will, subject to the terms and conditions set forth herein, merge with and into WCB (the “Merger”), so that WCB is the surviving bank in the Merger;
      WHEREAS, as an inducement for Bancorp and WCB to enter into this Agreement and consummate the Merger, each of the directors of Mid-Valley is entering into agreements dated as of the date of this Agreement pursuant to which, among other things, each such person has agreed to (i) vote their shares of Mid-Valley common stock in favor of approval of the Merger, (ii) the cancellation of any unexercised stock options at the time of the Merger in exchange for a cash payment based on the cash to be paid for a portion of the shares in the Merger; and (iii) refrain from competing with Bancorp and WCB for a period of one year; and
      WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;
      NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
      1.1     The Merger. Subject to the terms and conditions of this Agreement, Mid-Valley will merge with and into WCB at the Effective Time (as defined in Section 1.2) in accordance with the Oregon Bank Act (the “Act”). WCB will be the surviving bank (hereinafter sometimes called the “Surviving Bank”) in the Merger, and will continue its existence under the laws of the State of Oregon. Upon consummation of the Merger, the separate existence of Mid-Valley will terminate.
      1.2     Effective Time; Closing. The Merger shall become effective as set forth in a plan of merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”), which will be filed with the Director of the Department of Consumer and Business Services of the State of Oregon (the “Oregon Director”), on the Closing Date (as defined below). The date and time when the Merger becomes effective, as set forth in the Plan of Merger, is herein referred to as the “Effective Time.” Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at a date, time, and place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII of this Agreement (the “Closing Date”).
      1.3     Legal Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in ORS 711.190.
      1.4     Effects on Capital Stock. Subject to the other provisions of this Agreement, at and after the Effective Time:

(a) Each share of the common stock, no par value, of Bancorp (“Bancorp Common Stock”) issued and outstanding immediately prior to the Effective Time will remain an issued and outstanding share of common stock of Bancorp.

(b) Each share of the common stock, no par value, of WCB (“WCB Common Stock”) issued and outstanding immediately prior to the Effective Time will remain an issued and outstanding share of common stock of the Surviving Bank.

(c) Except as set forth in Article II of this Agreement with respect to Dissenting Shares and Treasury Shares (each as defined therein), each share of the common stock, no par value per share, of Mid-Valley (“Mid-Valley Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive either Bancorp Common Stock or cash, or a combination of Bancorp Common Stock and cash, as provided in Article II of this Agreement.
      1.5     Articles of Incorporation. At the Effective Time, the Articles of Incorporation of WCB, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Bank.
      1.6     Bylaws. At the Effective Time, the Bylaws of WCB, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Bank.
      1.7     Directors and Officers.
      (a) From and after the Effective Time, the board of directors of the Surviving Bank will include the members of the board of directors of WCB as constituted immediately prior to the Effective Time, together with such additional directors who may thereafter be elected, all of whom shall hold office until their successors are elected and qualified.
      (b) From and after the Effective Time, the officers of the Surviving Bank will be the officers of WCB immediately prior to the Effective Time, together with such additional officers as may thereafter be appointed, all of whom shall hold office until such time as their successors are appointed in accordance with the Bylaws of the Surviving Bank.
      1.8     Tax Consequences. It is intended that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will constitute a “plan of reorganization” for the purposes of Section 368 of the Code.
ARTICLE II
CONVERSION OF MID-VALLEY SHARES
      2.1     Conversion of Mid-Valley Common Stock. Subject to the provisions of this Agreement, at the Effective Time:

(a) By virtue of the Merger and without any further action, each share of Mid-Valley Common Stock issued and outstanding immediately prior to the Effective Time (other than shares (“Dissenting Shares”) as to which a dissenting shareholder has taken the actions required by ORS 711.175 relating to dissenters’ rights) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Sections 2.2 and 2.3 below, either: (1) cash (the “Cash Consideration”) in an amount equal to the Per Share Shareholder Consideration (as defined below), or (2) a number of shares of Bancorp Common Stock in an amount equal to (x) the Per Share Shareholder Consideration divided by (y) the Bancorp Average Closing Price (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”), provided that any shares (such shares, “Treasury Shares”) of Mid-Valley Common Stock owned (other than in a fiduciary capacity) by Bancorp or any of its Subsidiaries (as defined in Section 4.1(b)) will not be converted in the Merger but will be cancelled without consideration. Each Dissenting Share shall be treated in accordance with the provisions of the Act relating to dissenters’ rights.
      For purposes of this Article II:

“Bancorp Average Closing Price” means the average (rounded to the nearest penny) of the Daily Closing Prices of Bancorp Common Stock for the 10 trading days immediately preceding the Determination Date.

“Daily Closing Price” means for any trading day, subject to the following sentence, the last reported trade price as such prices are reported by the automated quotation system of the National Association of Securities Dealers, Inc., or in the absence thereof by such other source upon which

Bancorp and Mid-Valley shall mutually agree. If there are no reported trades on any trading day, such day shall be deemed to be a non-trading day.

“Determination Date” means the date which is five business days immediately prior to the Closing Date.

“Exchange Ratio” means 0.7066.

“Mid-Valley Additional Shares” means the number of Mid-Valley Closing Shares in excess of 1,146,930.

“Mid-Valley Closing Shares” means the number of shares of Mid-Valley common stock outstanding on the Closing Date.

“Per Share Shareholder Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (x) the Total Shareholder Consideration by (y) Mid-Valley Closing Shares.

“Total Cash Amount” means (a) $5,008,965 plus (b) the product of (x) $4.8119 times (y) the Mid-Valley Additional Shares.

“Total Shareholder Consideration” means the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

“Total Stock Amount” means:

(i) if the Bancorp Average Closing Price is equal to or less than $30.15, the “Total Stock Amount” equals the product of (x) the Exchange Ratio times (y) Mid-Valley Closing Shares times (z) 0.75; or

(ii) if the Bancorp Average Closing Price is more than $30.15, the “Total Stock Amount” equals the product of (a) the Exchange Ratio times (b) Mid-Valley Closing Shares times (c) 0.75 times (d) the quotient obtained by dividing $30.15 by the Bancorp Average Closing Price.
      “Total Stock Consideration” means the product of (x) the Total Stock Amount times (y) the Bancorp Average Closing Price.
      A Mid-Valley shareholder may elect to receive a combination of cash and Bancorp Common Stock in exchange for his or her shares of Mid-Valley Common Stock, provided that with respect to each individual share held, a shareholder must elect to receive either the Cash Consideration or the Stock Consideration.
      (b) All of the shares of Mid-Valley Common Stock converted into the Merger Consideration pursuant to this Article II will no longer be outstanding and will automatically be canceled and cease to exist as of the Effective Time, and each certificate (each a “Mid-Valley Certificate”) previously representing any shares of Mid-Valley Common Stock shall thereafter represent only the right to receive the Merger Consideration and any cash to be paid in lieu of fractional shares, in each case into which the shares of Mid-Valley Common Stock represented by such Mid-Valley Certificate have been converted pursuant to this Section 2.1 and Sections 2.3 and 2.5 of this Agreement. Mid-Valley Certificates previously representing shares of Mid-Valley Common Stock shall be exchanged for certificates representing whole shares of Bancorp Common Stock, cash and cash in lieu of fractional shares, in each case without any interest in accordance with this Agreement.
      (c) If prior to the Effective Time (or as of a record date prior to the Effective Time), the outstanding shares of Bancorp Common Stock or Mid-Valley Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment will be made to the Cash Consideration and Stock Consideration.

      2.2     Election Forms.
      (a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Mid-Valley Common Stock shall pass, only upon proper delivery of such certificates to the exchange agent selected by Bancorp (the “Exchange Agent”)) in such form as Bancorp and Mid-Valley may agree (the “Election Form”) shall be mailed no less than 35 days prior to the Effective Time, or on such other date as Bancorp and Mid-Valley may agree (the “Mailing Date”), to each holder of record of Mid-Valley Common Stock as of the close of business on the third business day prior to the Mailing Date (the “Election Form Record Date”).
      (b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (1) the Stock Consideration in respect of all of such holder’s Mid-Valley Common Stock (such shares, “Stock Election Shares”); (2) the Cash Consideration in respect of all of such holder’s Mid-Valley Common Stock (such shares, “Cash Election Shares”); or (3) the Stock Consideration in respect of that portion of such holder’s shares of Mid-Valley Common Stock that is equal to any whole percentage specified by such holder that is a multiple of 5 percent, rounded to the nearest whole share (“Special Stock Election Shares”), and the Cash Consideration in respect of that portion of such holder’s shares of Mid-Valley Common Stock that is equal to any whole percentage specified by such holder that is a multiple of 5 percent, rounded to the nearest whole share (“Special Cash Election Shares”), provided such percentages together shall equal 100 percent. Any shares of Mid-Valley Common Stock (other than Dissenting Shares and Treasury Shares) with respect to which the Exchange Agent has not received an effective, properly completed Election Form in which an election is made on or before 5:00 p.m., Pacific Time on the date prior to the Determination Date (the “Election Deadline”) shall be deemed to be “No Election Shares.”
      (c) Bancorp shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Mid-Valley Common Stock after the Election Form Record Date and prior to the Election Deadline, and Mid-Valley shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.
      (d) Any election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. At Bancorp’s sole discretion, an election received after the Election Deadline may be accepted if honoring such election does not result in any Mid-Valley shareholder who submitted an election prior to the Election Deadline not receiving the form of consideration such shareholder had elected. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Mid-Valley Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, and no alternative Election Form is properly completed and received by the Exchange Agent at or prior to the Election Deadline, the shares of Mid-Valley Common Stock represented by the revoked Election Form shall become No Election Shares, and Bancorp shall cause the certificates representing Mid-Valley Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent or Bancorp regarding such matters shall be binding and conclusive. Neither Bancorp nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

      2.3     Allocation and Proration of Merger Consideration.
      (a) Notwithstanding anything in this Agreement to the contrary, the number of shares of Mid-Valley Common Stock to be converted into the right to receive Stock Consideration in the Merger (the “Stock Election Number”) shall be equal to the quotient rounded to the nearest whole share obtained by dividing (x) the Total Stock Consideration by (y) the Per Share Shareholder Consideration. The number of shares of Mid-Valley Common Stock to be converted into the right to receive Cash Consideration in the Merger (the “Cash Election Number”) shall be equal to the number of shares of Mid-Valley Common Stock outstanding immediately prior to the Effective Time less the sum of (i) the Stock Election Number, (ii) the number of Dissenting Shares, if any, and (iii) the number of Treasury Shares.
      (b) Within 10 business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Bancorp shall cause the Exchange Agent to effect the allocation among the holders of Mid-Valley Common Stock of rights to receive Bancorp Common Stock or cash in the Merger in accordance with the Election Forms and as follows:

(i) If the aggregate number of Cash Election Shares and Special Cash Election Shares (collectively, the “Cash Shares”) is greater than the Cash Election Number, then:

(A) All Stock Election Shares and Special Stock Election Shares (collectively, the “Stock Shares”), together with all No Election Shares, shall be converted into the right to receive the Stock Consideration (and cash in lieu of any fractional shares);

(B) The Exchange Agent shall select from among the Cash Shares, by a pro-rata selection process, a sufficient number of shares to be converted to Stock Shares (“Stock Designated Shares”) so that the number of Stock Designated Shares, when added to the existing Stock Shares, shall equal as closely as practicable the Stock Election Number, and all such Stock Designated Shares shall be converted into the right to receive the Stock Consideration (and cash in lieu of any fractional shares); and

(C) All remaining Cash Shares that are not Stock Designated Shares shall be converted into the right to receive the Cash Consideration.

(ii) If the aggregate number of Stock Shares exceeds the Stock Election Number, then:

(A) All Cash Shares and all No Election Shares shall be converted into the right to receive the Cash Consideration;

(B) The Exchange Agent shall select from among the Stock Shares, by a pro-rata selection process, a sufficient number of shares to be converted to Cash Shares (“Cash Designated Shares”) so that the number of Cash Designated Shares, when added to the existing Cash Shares, shall equal as closely as practicable the Cash Election Number, and all such Cash Designated Shares shall be converted into the right to receive the Cash Consideration; and

(C) All remaining Stock Shares that are not Cash Designated Shares shall be converted into the right to receive the Stock Consideration (and cash in lieu of any fractional shares).

(iii) If neither clause (i) or (ii) above is applicable, the Exchange Agent shall select from among the No Election Shares, by a pro-rata selection process, a sufficient number of shares to be deemed Stock Election Shares, such that the total number of Stock Shares equals the Stock Election Number and any remaining No Election Shares shall be deemed to be Cash Shares and (1) all Cash Shares and No Election Shares in respect of which a Cash Election is deemed to have been made shall be converted into the right to receive the Cash Consideration and (2) all Stock Shares and No Election Shares in respect of which a Stock Election is deemed to have been made shall be converted into the right to receive the Stock Consideration (and cash in lieu of any fractional shares).
      2.4     Mid-Valley Stock Options. At the Effective Time, each option to purchase shares of Mid-Valley Common Stock granted under any stock option or similar plan of Mid-Valley (the “Mid-Valley Stock Option Plans”), which is outstanding and unexercised immediately prior to the Effective Time (the

“Mid-Valley Closing Options”) shall be cancelled in exchange for a cash payment for each share subject to the option equal to the amount calculated as follows: (a) the sum of $4.8119 plus the product of (x) .52995 times (y) the Bancorp Average Closing Price minus (b) the quotient rounded to the nearest ten-thousandth, obtained by dividing (w) $135,000 by (z) the Mid-Valley Closing Options minus (c) the per share exercise price for such Mid-Valley Closing Option; provided that if the Bancorp Average Closing Price is in excess of $30.15, then the amount in clause (y) above shall be $30.15.
      2.5     Dissenting Shares. Notwithstanding anything to the contrary in this Agreement, all Dissenting Shares shall not be converted into or represent a right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to payment under the Act, at which time such shares shall either be converted into the right to receive Bancorp Common Stock or cash pursuant to Sections 2.2 and 2.3.
      2.6     No Fractional Shares. No fractional shares of Bancorp Common Stock and no certificates therefor will be issued to represent any fractional interest, and any holder thereof will be paid cash in lieu of fractional shares equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the Bancorp Average Closing Price.
ARTICLE III
EXCHANGE OF SHARES
      3.1     Bancorp to Make Shares and Cash Available. At or prior to the Effective Time, Bancorp will deposit with the Exchange Agent, for the benefit of the holders of Mid-Valley Certificates, for exchange in accordance with this Article III, certificates representing the number of shares of Bancorp Common Stock issuable in the Merger and the amount of cash payable in the Merger, including cash payable in lieu of any fractional shares (such certificates for shares of Bancorp Common Stock and cash, the “Exchange Fund”). The Exchange Agent will not be entitled to vote or exercise any rights of ownership with respect to the Bancorp Common Stock held by it from time to time, except that it shall receive and hold all dividends or distributions paid or distributed in respect of such shares for the account of the persons entitled thereto.
      3.2     Exchange of Shares and Cash.
      (a) As soon as practicable after completion of the allocation procedures set forth in Section 2.3, the Exchange Agent shall mail to each holder of record of a Mid-Valley Certificate or Certificates who has not previously submitted such holder’s Mid-Valley Certificates, a form letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Mid-Valley Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Mid-Valley Certificates in exchange for the Merger Consideration. After completion of the allocation procedures set forth in Section 2.3 and upon proper surrender of a Mid-Valley Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed and duly executed letter of transmittal or Election Form, as the case may be, the holder of such Mid-Valley Certificate will be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that whole number of shares of Bancorp Common Stock into which the shares of Mid-Valley Common Stock shall have been converted and (ii) a check representing the aggregate Cash Consideration and/or amount of cash in lieu of fractional shares, if any, that such holder has the right to receive in respect of the Mid-Valley Certificate surrendered pursuant to the provisions of Article II of this Agreement, and the Mid-Valley Certificate so surrendered shall be canceled. No interest will be paid or accrued on the Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Mid-Valley Certificates.
      (b) No dividends or other distributions declared after the Effective Time with respect to Bancorp Common Stock will be paid to the holder of any unsurrendered Mid-Valley Certificate until the holder thereof shall have surrendered such Mid-Valley Certificate in accordance with Article II or this Article III. After the surrender of a Mid-Valley Certificate in accordance with Article II or this

Article III, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, that theretofore had become payable with respect to shares of Bancorp Common Stock represented by such Mid-Valley Certificate.
      (c) If any certificate representing shares of Bancorp Common Stock is to be issued in a name other than that in which the Mid-Valley Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Mid-Valley Stock Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Bancorp Common Stock in any name other than that of the registered holder, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
      (d) After the Effective Time, there shall be no transfers of the shares of Mid-Valley Common Stock on the stock transfer books of Mid-Valley. If, after the Effective Time, Mid-Valley Certificates representing such shares are presented for transfer to the Exchange Agent, they will be canceled and exchanged for certificates representing shares of Bancorp Common Stock or cash, or both, as provided in this Article III.
      (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Mid-Valley for 12 months after the Effective Time will be paid to Bancorp. Any shareholders of Mid-Valley who have not previously complied with this Article III shall thereafter look only to Bancorp for payment of the Merger Consideration and unpaid dividends and distributions on the Bancorp Common Stock deliverable in respect of each share of Mid-Valley Common Stock that such shareholder is entitled to receive pursuant to this Agreement, in each case without any interest thereon. Notwithstanding the foregoing, none of Bancorp, WCB, Mid-Valley, the Exchange Agent, or any other person shall be liable to any former holder of shares of Mid-Valley Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
      (f) In the event any Mid-Valley Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Bancorp, the posting by such person of a bond in such amount as Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Mid-Valley Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Mid-Valley Certificate the shares of Bancorp Common Stock, cash, and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.
      (g) Mid-Valley Certificates surrendered for exchange by any person constituting an “affiliate” of Mid-Valley for purposes of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), shall not be exchanged for certificates representing Bancorp Common Stock until Bancorp has received a written agreement from such person as specified in Section 7.5.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MID-VALLEY
      Except as set forth in the disclosure schedule of Mid-Valley delivered to Bancorp and WCB concurrently herewith (the “Mid-Valley Disclosure Schedule”), Mid-Valley hereby represents and warrants to Bancorp and to WCB as follows:
      4.1     Corporate Organization.
      (a) Mid-Valley is an Oregon state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Oregon, with its principal executive offices located in Woodburn, Oregon. Mid-Valley has the banking power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to so qualify will not have or be reasonably likely to have a Material Adverse Effect (as defined below) on Mid-Valley. Mid-Valley has previously furnished Bancorp true and correct copies of its Articles of Incorporation and Bylaws as in effect as of the date of this Agreement. Mid-Valley is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation to the fullest extent permitted by law and all premiums and assessments required to be paid in connection therewith have been paid. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Bancorp, WCB, Mid-Valley or the Surviving Bank, as the case may be, a material adverse effect on the business, results of operations or financial condition or prospects of such party and its Subsidiaries taken as a whole.
      (b) Mid-Valley has no Subsidiaries. As used in this Agreement, the word “Subsidiary” means any bank, corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes.
      (c) Mid-Valley does not own beneficially, directly or indirectly, more than 5 percent of any class of equity securities or similar interests of any corporation, bank, business trust, association, or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.
      (d) Except as set forth on the Mid-Valley Disclosure Schedule, the minute book of Mid-Valley accurately reflects in all material respects all corporate actions of the shareholders and board of directors (including committees of the board of directors) of Mid-Valley.
      4.2     Capitalization. The authorized capital stock of Mid-Valley consists of 5,000,000 shares of capital stock of one class, Mid-Valley Common Stock. At the close of business on January 31, 2006, there were 1,146,930 shares of Mid-Valley Common Stock outstanding, and no shares of Mid-Valley Common Stock were reserved for issuance under outstanding agreements, other than 302,700 shares of Mid-Valley Common Stock issuable upon the exercise of outstanding stock options issued under the Mid-Valley Stock Option Plans. All of the issued and outstanding shares of Mid-Valley Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights with no liability attaching to the ownership thereof. Except as stated above, Mid-Valley does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Mid-Valley Common Stock or any securities representing the right to purchase or otherwise receive any shares of Mid-Valley Common Stock. Mid-Valley has previously provided Bancorp with a true and correct list of the option holders, the date each option to purchase Mid-Valley Common Stock was granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the Mid-Valley Stock Option Plans. Since September 30, 2005, no shares of Mid-Valley capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Mid-Valley, and no dividends or other distributions have been declared, set aside, made or paid to Mid-Valley shareholders.
      4.3     Authority; No Violation.
      (a) Mid-Valley has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, except that Mid-Valley must obtain shareholder approval before such transactions can be consummated. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Mid-Valley. The board of directors of Mid-Valley has directed that the Merger be submitted to Mid-Valley’s shareholders for approval at a meeting of such shareholders and, except for approval of the Merger by the affirmative vote of the holders of two-thirds of the outstanding shares of Mid-Valley Common Stock, no other corporate proceedings on the part of Mid-Valley are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Mid-Valley and (assuming due authorization, execution and delivery by Bancorp and WCB) constitutes a valid and binding obligation of Mid-Valley, enforceable against Mid-Valley in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
      (b) Neither the execution and delivery of this Agreement by Mid-Valley nor the consummation by Mid-Valley of the transactions contemplated hereby, nor compliance by Mid-Valley with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Mid-Valley, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Mid-Valley or its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Mid-Valley under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Mid-Valley is a party, or by which it or its properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, will not have or be reasonably likely to have a Material Adverse Effect on Mid-Valley.
      4.4     Consents and Approvals. Except for (i) the filing of any requisite applications with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and with the Federal Deposit Insurance Corporation (the “FDIC”) in connection with the Merger, (ii) the filing of any required applications or notices with any state agencies and approval of such applications and notices with respect to the Merger (the “State Approvals”), (iii) the filing with the Securities and Exchange Commission (“SEC”) and the FDIC of a proxy statement/ prospectus in definitive form relating to the meeting of Mid-Valley’s shareholders to be held in connection with approval of the Merger (the “Proxy Statement”) and the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included, (iv) the filing of the Plan of Merger with the Oregon Director pursuant to the Act, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bancorp Common Stock pursuant to this Agreement, (vi) the approval of the Merger by the shareholders of Mid-Valley, and (vii) the consents and approvals set forth in the Mid-Valley Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (A) the execution and delivery by Mid-Valley of this Agreement and (B) the consummation by Mid-Valley of the Merger and the other transactions contemplated hereby.
      4.5     Reports. Except as described in the Mid-Valley Disclosure Schedule, Mid-Valley has timely and properly filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003, with (i) any state regulatory authority, (ii) the FDIC, and (iii) any self-regulatory organization (collectively, “Regulatory Agencies”), and all other material reports and statements required to be filed by it since January 1, 2003, and has paid all fees and assessments due and payable in connection therewith. All such reports and statements filed with any Regulatory Agency are collectively referred to herein as the “Mid-Valley Reports.” As of their respective dates, the Mid-Valley Reports complied in all material respects with all the rules and regulations promulgated by applicable Regulatory Agencies and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Copies of all the Mid-Valley Reports have been provided to Bancorp by Mid-Valley or the information in such reports is available to Bancorp on www.ffiec.gov. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Mid-Valley, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Mid-Valley, investigation into the business or operations of Mid-Valley since January 1, 2003. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examination of Mid-Valley.
      4.6     Financial Statements. Mid-Valley has previously delivered to Bancorp copies of the balance sheets of Mid-Valley as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for 2002 through 2004, inclusive, in each case accompanied by the audit report of Symonds, Evans & Company, P.C., an independent registered public accounting firm, and (b) the unaudited balance sheet of Mid-Valley as of September 30, 2005, and the related unaudited statement of income, cash flows and changes in shareholders’ equity for the nine-month period then ended. The financial statements referred to in this Section 4.6 (including the related notes) fairly present the results of the operations and changes in shareholders’ equity and financial position of Mid-Valley for the respective periods or as of the respective dates and each of such statements has been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto, subject to normal year-end adjustments in the case of unaudited statements and except that unaudited statements do not include all applicable footnotes.
      4.7     Broker’s Fees. Except for D. A. Davidson & Co., neither Mid-Valley nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
      4.8     Absence of Certain Changes or Events.
      (a) Since September 30, 2005, Mid-Valley has not, except for increases in the ordinary course of business consistent with past practice and except as described in the Mid-Valley Disclosure Schedule, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus other than customary year-end bonuses.
      (b) Since September 30, 2005, (i) Mid-Valley has not incurred any material liability, except in the ordinary course of business consistent with past practice and except for the incurrence of expenses related to this Agreement and the transactions contemplated hereby and (ii) no event has occurred that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mid-Valley.
      4.9     Legal Proceedings. Mid-Valley is not a party to any, and there are no pending or, to the best of Mid-Valley’s knowledge, threatened, legal, administrative, arbitral or other proceedings or investigations of any nature (i) against Mid-Valley or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement. There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Mid-Valley or its assets. The Mid-Valley Disclosure Schedule includes a list of all litigation involving Mid-Valley that was material to Mid-Valley’s business taken as a whole and that has been active or been threatened in writing since January 1, 2003.
      4.10     Taxes and Tax Returns.
      (a) Mid-Valley has filed all federal, state, county, local and foreign tax returns (all such returns being accurate and complete in all material respects) required to be filed by it on or prior to the date hereof (and as of the date of any certificate delivered pursuant to Section 8.2(a) of this Agreement) and has paid or made provisions for the payment of all Taxes (as defined below) and other governmental charges which have been incurred or are due or claimed to be due from it (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges that (1) are not yet delinquent or are being contested in good faith and (2) have not been finally determined. There are no material disputes pending, or claims asserted for, Taxes or assessments upon Mid-Valley, nor has Mid-Valley been requested to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by Mid-Valley from its employees for all prior periods in compliance with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so would not have a Material Adverse Effect on Mid-Valley, (ii) federal, state, county and local returns that are accurate and complete in all material respects have been filed by Mid-Valley for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes, (iii) the amounts shown on such federal, state, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by Mid-Valley in its financial statements, and (iv) there are no tax liens upon any property or assets of Mid-Valley except liens for current taxes not yet due.
      (b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, county, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, and other taxes, charges, levies or like assessments, together with all penalties and additions to tax and interest thereon.
      (c) Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Mid-Valley would not be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).
      (d) No disallowance of a deduction under Section 162(m) of the Code for employee remuneration of any amount paid or payable by Mid-Valley under any contract, plan, program, arrangement or understanding will occur as a result of payments made on or prior to the Closing Date.
      4.11     Employee Benefits.
      (a) The Mid-Valley Disclosure Schedule sets forth a true and complete list of each material plan, arrangement or agreement regarding compensation or benefits for any employees, former employees, directors, or former directors that is maintained, sponsored or obligated to be contributed to as of the date of this Agreement (the “Mid-Valley Benefit Plans”) by Mid-Valley.
      (b) Mid-Valley has delivered to Bancorp true and complete copies of each of the Mid-Valley Benefit Plans and the most recent determination letter from the Internal Revenue Service or opinion letter (if applicable) for each such plan.
      (c) Except as set forth in the Mid-Valley Disclosure Schedule, (i) each of the Mid-Valley Benefit Plans has been operated and administered in all material respects in compliance with its provisions and applicable law, including but not limited to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, (ii) each of the Mid-Valley Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, (iii) with respect to each Mid-Valley Benefit Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such Mid-Valley Benefit Plan did not, as of its latest valuation date, exceed the then current market value of the assets of such Mid-Valley Benefit Plan allocable to such accrued benefits, (iv) no Mid-Valley Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Mid-Valley beyond their retirement or other termination of service, other than (x) coverage mandated by applicable law other than as a result of having to follow the Plan’s terms, (y) deferred compensation benefits accrued as liabilities on the books of Mid-Valley or (z) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary), (v) no liability under ERISA has been incurred by Mid-Valley that has not been satisfied in full, and no condition exists that presents a material risk to Mid-Valley of incurring a material liability thereunder, (vi) no Mid-Valley Benefit Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA or a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, (vii) all contributions or other amounts payable by Mid-Valley as of the Effective Time with respect to each Mid-Valley Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, ERISA and the Code, (viii) Mid-Valley has not engaged in a transaction which could result in either a material civil penalty or a material tax, (ix) Mid-Valley is not a member of an affiliated service group, as defined in Code Section 414(m), and does not have any leased employees, as defined in Code Section 414(n), and (x) to the best knowledge of Mid-Valley, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Mid-Valley Benefit Plans or any trusts related thereto. Mid-Valley has no subsidiary, trade or business, whether or not incorporated, that would be deemed an affiliate for purposes of ERISA.
      (d) Except as set forth in the Mid-Valley Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment, including, without limitation, severance, unemployment compensation, golden parachute or otherwise, becoming due to any director, officer or employee of Mid-Valley, (ii) materially increase any benefits otherwise payable under any Mid-Valley Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.
      4.12     Compliance With Applicable Law.
      (a) Mid-Valley holds and has at all times held all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to all, and has complied with and is not in default in any material respect under any, applicable laws, statutes, orders, rules, or regulations of any Governmental Entity relating to Mid-Valley, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Mid-Valley, and Mid-Valley does not know of, nor has it received notice of, any material violations of any of the above.
      (b) Except as would not have a Material Adverse Effect, (i) no real property presently or previously owned, or presently operated or leased by Mid-Valley or, to the best of its knowledge, securing any obligations owed to it has been used as a storage site for hazardous wastes or disposal site for hazardous substances or wastes within the meaning of any applicable federal, state, or local statute, law, rule, or regulation, and no hazardous wastes have been transferred from or to such real property, (ii) no real property previously operated or leased by Mid-Valley was used as a storage site for hazardous wastes or a disposal site for hazardous substances or wastes and no hazardous wastes were transferred from or to such real property during the time of such operation or lease, (iii) no Governmental Entity has issued any citation or notice of violation relating to any environmental matter concerning any real property owned, operated, or leased by Mid-Valley or, to the best of its knowledge, securing any obligations owed to it, and Mid-Valley has not received any notice that any such real property may or will be included on any list of areas affected by any release of any hazardous substance or that it has or may be named as a responsible or potentially responsible party with respect to any hazardous substance site, and (iv) Mid-Valley has not received any notice of any threatened investigation, proceeding, or litigation concerning any such real property with respect to any environmental matter and does not know of any basis for any such investigation, proceeding, or litigation.
      4.13     Certain Contracts. Except as set forth on the Mid-Valley Disclosure Schedule,
      (a) Mid-Valley is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) that, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Mid-Valley, Bancorp, the Surviving Bank, or any of their respective Subsidiaries to any officer or employee thereof, (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-B of the SEC), (iv) that restricts the conduct of any line of business by Mid-Valley, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Mid-Valley has previously delivered to Bancorp true and correct copies of all employment, consulting, and compensation agreements that are in writing and a written summary of all such contracts that are material to Mid-Valley and not in writing. Each contract, arrangement, commitment or understanding of the type described in this section, whether or not set forth in the Mid-Valley Disclosure Schedule, is referred to herein as a “Mid-Valley Contract.” Mid-Valley does not know of, nor has it received notice of, any violation of any Mid-Valley Contract by any of the other parties thereto that, individually or in the aggregate, would have a Material Adverse Effect on Mid-Valley.
      (b) (i) Each Mid-Valley Contract is valid and binding and in full force and effect, (ii) Mid-Valley has in all material respects performed all obligations required to be performed by it to date under each Mid-Valley Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect on Mid-Valley, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Mid-Valley or, to the knowledge of Mid-Valley, on the part of any other party under any such Mid-Valley Contract, except where such default, individually or in the aggregate, would not have a Material Adverse Effect on Mid-Valley. Section 4.4 of the Mid-Valley Disclosure Schedule specifies consents and approvals that are required by a party to a Mid-Valley Contract to maintain such Mid-Valley Contract in effect following the Merger.
      4.14     Properties. Except as disclosed or reserved against in its financial statements described in Section 4.6 of this Agreement, and except as set forth in the Mid-Valley Disclosure Schedule, Mid-Valley has good and marketable title, free and clear of all liens, pledges, security interests or other encumbrances or restrictions of any kind (other than liens for current taxes not yet delinquent) to all of the properties and assets, tangible or intangible, owned by it as of the date of this Agreement. All leased properties, whether real property, fixtures, equipment or other property, are leased under leases or subleases that, if a Mid-Valley Contract, would satisfy the requirements of Section 4.13(b) above and that are enforceable in accordance with their respective terms (except as they may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equity principles).
      4.15     Agreements With Regulatory Agencies. Mid-Valley is not subject to any cease-and-desist or other order issued by, is not a party to any written agreement, consent agreement or memorandum of understanding with, is not a party to any commitment letter or similar undertaking to, is not subject to any order or directive by, is not a recipient of any supervisory letter from, and has not adopted any board resolutions at the request of (each, whether or not set forth in the Mid-Valley Disclosure Schedule, a “Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business.
      4.16     Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the balance sheets of Mid-Valley referenced in Section 4.6, except for liabilities incurred in the ordinary course of business consistent with past practice, and except as set forth in the Mid-Valley Disclosure Schedule, since September 30, 2005, Mid-Valley has not incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has or could result in a liability in excess of $100,000.
      4.17     Fiduciary Activities. Mid-Valley has properly administered in all material respects, all accounts which could reasonably be expected to be material to its financial condition and for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither Mid-Valley nor any director, officer or employee of Mid-Valley has committed any breach of trust with respect to any such fiduciary account which is material to, or could reasonably be expected to be material to, the financial condition of Mid-Valley, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.
      4.18     Material Interests of Certain Persons. No officer or director of Mid-Valley, or any “associate” (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Mid-Valley. The Mid-Valley Disclosure Schedule sets forth a summary of the Loans (as defined in Section 4.21(a)) from Mid-Valley to the present officers, directors and employees of Mid-Valley, and any associate or related interest of any such person, which Loans were required to be approved by or reported to the board of directors of Mid-Valley.
      4.19     Registration Obligations. Mid-Valley is not under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.
      4.20     Patents, Trademarks and Trade Names. The Mid-Valley Disclosure Schedule sets forth a correct and complete list of (i) all patents, registered trademarks, trade names and registered copyrights owned by Mid-Valley (“Mid-Valley Proprietary Intellectual Property”) and (ii) all patents, registered trademarks, trade names, copyrights, technology and processes used by Mid-Valley in its business which are used pursuant to a license or other right granted by a third party (together with the Mid-Valley Proprietary Intellectual Property, herein referred to as the “Mid-Valley Intellectual Property”). Mid-Valley owns, or has the right to use pursuant to valid and effective agreements, all Mid-Valley Intellectual Property, and the consummation of the transactions contemplated hereby will not alter or impair any such rights in a manner that would have a Material Adverse Effect on Mid-Valley. Mid-Valley will use its reasonable best efforts to obtain any consents relating to Mid-Valley Intellectual Property that are described as material on Schedule 4.4 of the Mid-Valley Disclosure Schedule. No claims are pending or, to the best knowledge of Mid-Valley, threatened against Mid-Valley by any person with respect to the use of any Mid-Valley Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement relating to such Mid-Valley Intellectual Property. To the best knowledge of Mid-Valley, the current use by Mid-Valley of the Mid-Valley Intellectual Property does not infringe on the rights of any person, except for such infringements which in the aggregate could not reasonably be expected to have a Material Adverse Effect on Mid-Valley.
      4.21     Loan Portfolio.
      (a) Except as set forth in the Mid-Valley Disclosure Schedule, Mid-Valley is not a party to any written or oral loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than Loans the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of December 31, 2005, over 90 days delinquent in payment of principal or interest or in default of any other provision.
      (b) Except where failure would not have a Material Adverse Effect, each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
      4.22     Allowance for Loan Losses. The allowance for loan losses shown on the balance sheet of Mid-Valley as of September 30, 2005 was, and the allowance for loan losses to be shown on subsequent financial statements of Mid-Valley prepared prior to the Closing Date will be, adequate to provide for reasonably anticipated losses, net of recoveries, on loans outstanding (including accrued interest receivable) as of the dates thereof.
      4.23     Insurance. The Mid-Valley Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders, or bonds maintained by Mid-Valley (“Insurance Policies”). Mid-Valley is insured with reputable insurers against such risks and in such amounts as the management of Mid-Valley reasonably determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Mid-Valley is not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.
      4.24     Internal Controls. Mid-Valley has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of Mid-Valley is permitted only in accordance with management’s general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
      4.25     Accuracy of Information. The statements with respect to Mid-Valley contained in this Agreement, the Mid-Valley Disclosure Schedule, and any other written documents executed and delivered by or on behalf of Mid-Valley pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BANCORP AND WCB
      Except as set forth in the disclosure schedule of Bancorp and WCB delivered to Mid-Valley concurrently herewith (the “Bancorp Disclosure Schedule”), Bancorp and WCB each hereby represent and warrant to Mid-Valley as follows:
      5.1     Corporate Organization.
      (a) Bancorp is a corporation duly organized and validly existing under the laws of the State of Oregon. Bancorp has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Bancorp. Bancorp is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).
      (b) The WCB Disclosure Schedule sets forth a complete and correct list of all Subsidiaries of Bancorp, all shares or other ownership interests of which are owned by Bancorp free and clear of any liens, charges, encumbrances, and security interests whatsoever. All of such shares or other interests are duly authorized and validly issued and are fully paid and free of preemptive rights, with no liability attaching to the ownership thereof. No Subsidiary of Bancorp has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
      (c) Each Subsidiary of Bancorp (i) is duly organized and validly existing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on Bancorp or WCB, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. Except as set forth on the Bancorp Disclosure Schedule, Bancorp does not own beneficially, directly or indirectly, more than 5 percent of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.
      (d) The minute books of Bancorp and each Subsidiary of Bancorp accurately reflect in all material respects all corporate actions of its shareholders and board of directors (including committees of the boards of directors).
      5.2     Capitalization. (a) The authorized capital stock of Bancorp consists of (i) 50,000,000 shares of Bancorp Common Stock, of which as of December 31, 2005, 14,723,734 shares were issued and outstanding, and (ii) 10,000,000 shares of preferred stock no par value, none of which is outstanding. As of December 31, 2005, no shares of Bancorp Common Stock were reserved for issuance under outstanding agreements, other than 1,693,135 shares of Bancorp Common Stock issuable upon the exercise of outstanding stock options. All of the issued and outstanding shares of Bancorp Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no liability attaching to the ownership thereof. Except as stated above, Bancorp does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Bancorp Common Stock or any other equity securities of Bancorp or any securities representing the right to purchase or otherwise receive any shares of Bancorp Common Stock. The shares of Bancorp Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no liability attaching to the ownership thereof.
      5.3     Authority; No Violation.
      (a) Bancorp and WCB each have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the boards of directors of Bancorp and WCB and by Bancorp, as the sole shareholder of WCB. No further corporate proceedings on the part of Bancorp or WCB are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Bancorp and WCB and (assuming due authorization, execution and delivery by Mid-Valley) constitutes a valid and binding obligation of Bancorp and WCB, enforceable against Bancorp and WCB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.
      (b) Neither the execution and delivery of this Agreement by Bancorp or WCB, nor the consummation by Bancorp or WCB of the transactions contemplated hereby, nor compliance by Bancorp or WCB with any of the terms or provisions hereof, will (i) violate any provisions of the Articles of Incorporation or Bylaws of Bancorp or WCB or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bancorp or any Subsidiary of Bancorp or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Bancorp, WCB or any Subsidiary of Bancorp under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Bancorp or any Subsidiary of Bancorp is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have or be reasonably likely to have a Material Adverse Effect on Bancorp or WCB.
      5.4     Consents and Approvals. Except for (i) the filing of any requisite applications and notices, as applicable, with the Federal Reserve Board and with the FDIC in connection with the Merger, (iii) the filing of the State Approvals, (iv) the filing with the SEC and the FDIC of the Proxy Statement and the S-4, (v) the filing of the Plan of Merger with the Oregon Director, (vi) such filings and approvals as are required to be made or obtained under the securities or Blue Sky laws of various states in connection with the issuance of the shares of Bancorp Common Stock pursuant to this Agreement, (vii) the application listing on the Nasdaq National Market the shares of Bancorp Common Stock to be issued to the holders of Mid-Valley Common Stock in the Merger, and (viii) the approval of the Merger by the shareholders of Mid-Valley as provided in Section 8.1(a) below, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (A) the execution and delivery by Bancorp and WCB of this Agreement and (B) the consummation by Bancorp and WCB of the Merger and the other transactions contemplated hereby.
      5.5     Financial Reports and SEC Documents; Material Adverse Effect.
      (a) Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2004 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, “Bancorp’s SEC Documents”) with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Bancorp SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Bancorp and the Bancorp Subsidiaries as of its date and each of the statements of income and changes in shareholders’ equity and cash flows in such Bancorp SEC Documents (including any related notes and schedules thereto) fairly presents or will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of Bancorp for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end adjustments in the case of unaudited statements and except that unaudited statements do not include all applicable footnotes.
      (b) Since September 30, 2005, (A) each of Bancorp and its Subsidiaries has conducted its respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events, would reasonably be expected to have a Material Adverse Effect with respect to Bancorp or any Subsidiary of Bancorp.
      5.6     Reports. Bancorp, WCB and each other Bancorp Subsidiary has timely and properly filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2003, with applicable Regulatory Agencies, and all other material reports and statements required to be filed by them since January 1, 2003, and have paid all fees and assessments due and payable in connection therewith. All such reports and statements filed with any Regulatory Agency are collectively referred to herein as the “WCB Reports.” As of their respective dates, the WCB Reports complied in all material respects with all the rules and regulations promulgated by applicable Regulatory Agencies, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Bancorp and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Bancorp, investigation into the business or operations of Bancorp or any of the Bancorp Subsidiaries since January 1, 2003. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Bancorp or any of the Bancorp Subsidiaries.

      5.7     Brokers’ Fees. Neither Bancorp nor any Bancorp Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
      5.8     Legal Proceedings. Neither Bancorp nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Bancorp’s knowledge, threatened, legal, administrative, arbitral or other proceedings or investigations of any nature (i) against Bancorp or any of its Subsidiaries that, either alone or when combined with all similar proceedings, has or could result in a liability in excess of $1,000,000 or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement. There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Bancorp or any of its Subsidiaries, or upon the assets of Bancorp or any is of its Subsidiaries, except those which would not have a Material Adverse Effect on Bancorp and its Subsidiaries taken as a whole.
      5.9     Allowance for Loan Losses. The allowance for loan losses shown on the consolidated balance sheet of Bancorp as of September 30, 2005 was, and the allowance for loan losses to be shown on subsequent consolidated financial statements of Bancorp prepared prior to the Closing Date will be, adequate to provide for reasonably anticipated losses, net of recoveries, on loans outstanding (including accrued interest receivable) as of the dates thereof.
      5.10     Compliance With Applicable Law. Bancorp and each Bancorp Subsidiary holds, and has at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and has complied with and is not in default in any material respect under any, applicable laws, statutes, orders, rules, or regulations of any Governmental Entity relating to Bancorp or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Bancorp or WCB, and neither Bancorp nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above.
      5.11     Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Bancorp as of September 30, 2005, except for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2005, and except as set forth in the Bancorp Disclosure Schedule, since September 30, 2005, neither Bancorp nor any Bancorp Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has or could result in a liability in excess of $1,000,000.
ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS
      6.1     Conduct of Mid-Valley Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Bancorp, Mid-Valley shall (i) conduct its business in the usual, regular and ordinary course consistent with past practice and maintain its corporate existence in good standing, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, (iii) maintain proper business and accounting records in accordance with GAAP and past practice, (iv) use all commercially reasonable efforts to obtain any approvals or consents required to maintain existing contracts in effect following the Merger and (v) take no action that would adversely affect or delay the ability of Mid-Valley or Bancorp to obtain any Requisite Regulatory Approvals (as defined in Section 7.1(b) below) or to perform its covenants and agreements under this Agreement.
      6.2     Negative Covenants. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as described in the Mid-Valley

Disclosure Schedule, Mid-Valley shall not, without the prior written consent of Bancorp, which consent Mid-Valley may obtain from either Bancorp’s Chief Executive Officer or its Chief Financial Officer:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any Loan;

(b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant or issue any stock appreciation rights or any right to acquire any shares of its capital stock; or issue any additional shares of capital stock or securities or obligations convertible into or exchangeable for shares of its capital stock except pursuant to the exercise of stock options outstanding as of the date hereof;

(c) except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, or cancel, release or assign any indebtedness;

(d) except for transactions in the ordinary course of business consistent with past practice and except for the enforcement of bona fide security interests, make any material investment either by purchase of stock or securities (except as permitted by Section 6.2(j)) contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(e) enter into or terminate any contract or agreement, or make any change in any of its Loans, leases or contracts, other than (i) renewals of Loans, contracts and leases without material adverse changes of terms, (ii) extensions of Loans or other credit facilities in the ordinary course of business consistent with past practice and in an amount as to any individual transaction not exceeding $500,000 (except under preexisting commitments), (iii) increases in principal amounts owing under any outstanding Loans, provided any such Loan is not then on Mid-Valley’s watch list and, provided further, that the Loan would not be in excess of $500,000 immediately after the increase, (iv) any contract listed in the Mid-Valley Disclosure Schedule as an exception to this covenant and (v) other leases or contracts involving the payment or receipt, as to any individual lease or contract, of an amount not exceeding $30,000;

(f) pay any bonuses to employees, officers and directors other than bonuses properly and fully accrued in the financial statements of Mid-Valley referenced in Section 4.6 and earned under the terms of Mid-Valley bonus plans or programs in place as of September 30, 2005, increase or accelerate in any manner the compensation or fringe benefits of any of its employees other than increases for employees in the ordinary course of business consistent with past practice; become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement; or enter into or commit itself to enter into any employment agreement with or for the benefit of any employee or potential employee;

(g) make any contribution to any benefit plan except as required by the terms of such plan in effect as of the date of this Agreement;

(h) settle any claim, action or proceeding against Mid-Valley for any payment in excess of $10,000;

(i) amend its articles of incorporation or its bylaws;

(j) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; provided, however, that, during any calendar month, purchases and/or sales of securities for or from Mid-Valley’s investment portfolio will not be deemed to be a material restructuring or change in the investment portfolio, if the total of such purchases and sales during the month is no more than 10 percent of the value of the investment portfolio at the beginning of such month;

(k) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VIII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

(l) agree to take any of the actions prohibited by this Section 6.2.

      6.3     Bancorp Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Bancorp shall not, and shall not permit any Subsidiary of Bancorp to, without the prior written consent of Mid-Valley:

(a) reclassify any of its capital stock or make, declare, or pay any dividend or make any other distribution on, any shares of its capital stock or any securities or obligations, convertible into or exchangeable for any shares of its capital stock (except for regular cash dividends in amounts determined by Bancorp’s Board of Directors, dividends paid to Bancorp by any of its wholly owned Subsidiaries and repurchases of Bancorp Common Stock in accordance with Bancorp’s existing share repurchase program);

(b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions of the Merger set forth in Article VIII not being satisfied or in a material violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(c) take any action that would adversely affect or delay its ability to obtain any Requisite Regulatory Approvals or to perform its covenants and agreements under this Agreement;

(d) amend its articles of incorporation or bylaws; or

(e) agree to take any of the actions prohibited by this Section 6.3.
ARTICLE VII
ADDITIONAL AGREEMENTS
      7.1     Regulatory Matters.
      (a) Bancorp and Mid-Valley will promptly prepare the Proxy Statement, Bancorp will promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and Mid-Valley will promptly file the Proxy Statement with the FDIC. Each of Bancorp and Mid-Valley will use all reasonable efforts to have the S-4 declared effective under the Securities Act, and to have the FDIC approve the Proxy Statement for mailing, as promptly as practicable after such filings, and Mid-Valley will thereafter mail the Proxy Statement to its shareholders. Bancorp shall also use all reasonable efforts to obtain all necessary state securities law or Blue Sky permits and approvals required to carry out the transactions contemplated by this Agreement, and Mid-Valley shall furnish all information concerning Mid-Valley and the holders of Mid-Valley Common Stock as may be reasonably requested in connection with any such action, and Bancorp shall furnish all information concerning Bancorp and WCB and the holders of Bancorp Common Stock as may reasonably be requested in connection with any such action, all of which information will be true and correct as of the date provided.
      (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all waivers, permits, consents, approvals and authorizations of all Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (all such waivers, permits, consents, approvals and authorizations being referred to herein as the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals, and to obtain as promptly as practicable all consents of third parties which are necessary or advisable to consummate the transactions contemplated by this Agreement. Bancorp and Mid-Valley shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Bancorp and its Subsidiaries or Mid-Valley, as the case may be, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all Requisite Regulatory Approvals and all consents of third parties necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.
      (c) Bancorp and Mid-Valley shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4, or any other statement, filing, notice or application made by or on behalf of Bancorp, its Subsidiaries or Mid-Valley to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
      (d) Bancorp and Mid-Valley shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.
      7.2     Access to Information.
      (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Mid-Valley shall afford to the officers, employees, accountants, counsel and other representatives of Bancorp, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records (other than reports or documents which Mid-Valley is not permitted to disclose under applicable law) and all other information concerning its business, properties and personnel as such party may reasonably request. Mid-Valley shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Mid-Valley customers, jeopardize the attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.
      (b) Bancorp shall hold all information furnished to it pursuant to Section 7.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated November 23, 2005, between Bancorp and Mid-Valley (the “Confidentiality Agreement”).
      (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.
      7.3     Shareholder Approval. Mid-Valley shall call a meeting of its shareholders to be held as soon as practicable for the purpose of submitting the Merger to its shareholders for approval. Subject to fiduciary requirements under applicable law, the board of directors of Mid-Valley shall recommend such approval to its shareholders and shall use reasonable efforts to solicit such approval.
      7.4     Legal Conditions to Merger; Closing Documents. Each of Bancorp and Mid-Valley shall, and Bancorp shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper, or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement, (b) to obtain (and to cooperate with the other parties to obtain) all Requisite Regulatory Approvals and the consent of any other third party which is required to be obtained by Mid-Valley or Bancorp or its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and (c) to deliver at the Closing all opinions, certificates, and other documents required to be delivered by it at the Closing.
      7.5     Affiliates. Each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Mid-Valley has delivered or will deliver a written agreement, substantially in the form of Exhibit B hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Bancorp Common Stock held by such “affiliate” as and to the extent described in the Agreement. Notwithstanding any other provision of this Agreement, no certificate for Bancorp Common Stock shall be delivered in exchange for Mid-Valley Certificates held by any such “affiliate” who shall not have executed and delivered such an agreement.
      7.6     Employee Benefit Plans.
      (a) Mid-Valley will take all action necessary or required to terminate or amend, if requested by Bancorp, all qualified retirement and welfare benefit plans and all non-qualified benefit plans and compensation arrangements as of the Closing Date of the Merger.
      (b) Not less than 30 days prior to the Closing Date, Mid-Valley will prepare and mail to each holder of stock options granted under the Mid-Valley Stock Option Plans a notice in accordance with the plans and the related award agreements informing each such holder that unexercised options will be cancelled at the Effective Time of the Merger, in exchange for a cash payment, in accordance with Section 2.4 of this Agreement.
      (c) From and after the Effective Time, and subject to applicable law, Bancorp shall provide to the employees of Bancorp and its Subsidiaries who formerly were employees of Mid-Valley employee benefits substantially the same as those provided to similarly situated employees of Bancorp and its Subsidiaries. From and after the Effective Time, employees of Bancorp or its Subsidiaries who were employees of Mid-Valley immediately prior to the Effective Time shall receive full credit for all purposes under any qualified retirement and welfare benefit plans, non-qualified benefit plans, and compensation plans of Bancorp (including severance, vacation and sick leave), except the accrual of benefits, for their length of service prior to the Effective Time with Mid-Valley to the extent such service would be recognized under such plans if such service had been with Bancorp and its Subsidiaries and to the extent that service credit would not violate any applicable income tax qualification rule. Employees of WCB after the Effective Time who were formerly employees of Mid-Valley will be entitled to carry over unused vacation days and sick leave accrued as of the Closing Date, provided future accrual of vacation days and sick leave and the use of such benefits will be subject to limitations under Bancorp policies as in effect from time to time.
      7.7     Indemnification; Directors’ and Officers’ Insurance.
      (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Mid-Valley (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on (i) the fact that he or she is or was a director or officer of Mid-Valley, or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that, after the Effective Time, Bancorp shall indemnify and hold harmless, as permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney fees) and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.
      (b) Any Indemnified Party wishing to claim indemnification under Section 7.7(a), upon learning of any claim, action, suit, proceeding or investigation, shall promptly notify Bancorp thereof, provided that the failure to so notify shall not affect the obligations of Bancorp under this Section 7.7 except to the extent such failure to notify materially prejudices Bancorp. In the event of any such threatened or actual claim, action, suit, proceeding, or investigation, (1) Bancorp shall have the right to assume the defense thereof and upon such assumption Bancorp shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Bancorp elects not to assume such defense or counsel for the Indemnified Parties or if Bancorp advises the Indemnified Parties that there are issues which raise conflicts of interest between Bancorp and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Bancorp, and Bancorp shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties; provided, however, that Bancorp shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded, based on the advice of counsel, that the use of one counsel would present such counsel with a conflict of interest, and (2) such Indemnified Party shall cooperate fully in the defense of such matter. Bancorp shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and Bancorp shall have no obligation to any Indemnified Party if a court of competent jurisdiction shall determine that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Notwithstanding the foregoing, Bancorp shall have no obligation to indemnify the Indemnified Parties except to the extent they would be entitled to such indemnification under the provisions of Bancorp’s articles of incorporation or bylaws or any agreement to which Bancorp is a party as in effect on the date of this Agreement if such Indemnified Parties had been officers or directors of Bancorp at the time of the event giving rise to such indemnification.
      (c) For a period of three years from the Effective Time, Bancorp shall use its best efforts to cause to be maintained in effect the current policies of directors and officers’ insurance maintained by Mid-Valley (provided that Bancorp may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not substantially less advantageous than such policy) with respect to claims arising from acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that if Bancorp is unable to maintain or obtain the insurance called for by this Section 7.7(c), Bancorp shall use its best efforts to obtain as much comparable insurance as is available.
      (d) In the event Bancorp or any of its successors or assigns (i) consolidates with or merges into any other corporation or other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, corporation, or other entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Bancorp assume the obligations set forth in this Section 7.7.
      (e) The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
      7.8     Competing Transactions. Neither Mid-Valley, nor any of its directors, officers, representatives or agents, will, directly or indirectly, solicit, authorize the solicitation of, or, except to the extent that the board of directors of Mid-Valley shall conclude in good faith, after taking into account the written advice of its outside counsel, that to fail to do so could reasonably be determined to violate its fiduciary obligations under applicable law, enter into any discussions with any other entity or group concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of such common stock, or any other equity security of Mid-Valley, (ii) to make a tender or exchange offer for any shares of such common stock or other equity security of Mid-Valley, (iii) to purchase, lease or otherwise acquire the assets of Mid-Valley, except in the ordinary course of business or (iv) to merge, consolidate or otherwise combine with Mid-Valley. Notwithstanding anything herein to the contrary, Mid-Valley and its board of directors shall be permitted to comply with Rule 14e-2 promulgated under the Exchange Act with respect to any such acquisition proposal. If any corporation, partnership, person or other entity or group makes an offer or inquiry to Mid-Valley concerning any of the foregoing, Mid-Valley will promptly disclose such offer or inquiry to Bancorp.
      7.9     Additional Agreements. In case, at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Bancorp. Pending the Effective Time, Bancorp and Mid-Valley shall consult with one another and cooperate as reasonably requested by Bancorp to facilitate the integration of their respective operations as promptly as practicable after the Effective Time. Such cooperation shall include, if requested, communicating with employees, consultation regarding material contracts, renewals, and capital commitments to be entered into by Mid-Valley, making reasonable arrangements for employee training prior to the Effective Time, and taking action to facilitate an orderly conversion of data processing operations to occur promptly following the Effective Time.
      7.10     Advise of Changes. Bancorp and Mid-Valley shall each promptly advise the other party of any change or event having, or that would be reasonably likely to have, a Material Adverse Effect on Bancorp or WCB, on one hand, or Mid-Valley, on the other hand, or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.
      7.11     Publicity. Except as otherwise required by applicable law, neither Bancorp nor Mid-Valley shall, and Bancorp shall not permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.
      7.12     Nasdaq Listing. Bancorp agrees to use its reasonable best efforts to list, prior to the Closing Date, on the Nasdaq National Market shares of Bancorp Common Stock to be issued to the holders of Mid-Valley Common Stock in the Merger.
      7.13     Accruals and Reserves. To the extent permitted by GAAP, Mid-Valley will establish, immediately prior to the Effective Time of the Merger, such additional accruals and reserves as may be necessary to provide for the costs and expenses relating to the consummation by Mid-Valley of the Merger and the other transactions contemplated by this Agreement.
      7.14     Salary Continuation Agreements. As of the Effective Time, Bancorp shall assume and honor, and shall cause WCB to assume and honor, in accordance with their terms all agreements listed in Section 7.14 of the Mid-Valley Disclosure Schedule. The provisions in this Section 7.14 are intended to be for the benefit of, and shall be enforceable by, each officer who is a party to such an agreement.
      7.15     Updating Disclosure Schedules. During the period between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement, each of the parties shall revise and supplement its Disclosure Schedule to ensure that such Disclosure Schedule remains accurate and complete. Notwithstanding anything to the contrary contained in this Agreement, supplementation of such Disclosure Schedule following the execution of this Agreement will not be deemed a modification of that party’s representations or warranties contained herein.

ARTICLE VIII
CONDITIONS PRECEDENT
      8.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Merger shall have been approved and adopted by the requisite affirmative vote of the holders of Mid-Valley Common Stock.

(b) Other Approvals. All Requisite Regulatory Approvals shall have been obtained and remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and all other material consents or approvals of any third party required in connection with the consummation of the Merger as set forth in the Mid-Valley Disclosure Schedule shall have been obtained.

(c) Registration Statement; Blue Sky. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or the FDIC. Bancorp shall have received all state securities law or Blue Sky authorizations necessary to carry out the transactions contemplated by this Agreement.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

(e) Nasdaq Listing. Shares of Bancorp Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market.

(f) Tax Opinion. Bancorp and Mid-Valley shall have received an opinion of Miller Nash LLP, dated as of the Closing Date, in a form reasonably acceptable to Mid-Valley, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Closing Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Miller Nash LLP may require and rely upon representations contained in certificates of officers of Bancorp, WCB, Mid-Valley and others.
      8.2     Conditions to Obligation of Bancorp and WCB. The obligation of Bancorp and WCB to effect the Merger is also subject to the satisfaction or waiver by Bancorp and WCB at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Mid-Valley set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Bancorp shall have received a certificate signed on behalf of Mid-Valley by the Chief Executive Officer and Interim Chief Financial Officer of Mid-Valley to the foregoing effect.

(b) Performance of Obligations of Mid-Valley. Mid-Valley shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Bancorp shall have received a certificate signed on behalf of Mid-Valley by the Chief Executive Officer and Interim Chief Financial Officer of Mid-Valley to such effect.

(c) No Casualty Losses, Etc. Mid-Valley shall not have sustained from the date of this Agreement any material loss or interference with its business from any civil disturbance or any fire,

explosion, flood or other calamity, whether or not covered by insurance, which has had or could reasonably be expected to have a Material Adverse Effect on Mid-Valley.

(d) No Material Adverse Change. Since September 30, 2005, no change shall have occurred and no circumstances shall exist which have had or might reasonably be expected to have a Material Adverse Effect on Mid-Valley.

(e) Comfort Certificate. Bancorp shall have received from the Chief Executive Officer and Interim Chief Financial Officer of Mid-Valley a letter, dated as of the effective date of the S-4 and updated as of the Closing Date, to the effect that:

(i) the interim quarterly financial statements of Mid-Valley for the preceding quarter are prepared in accordance with GAAP applied on a basis consistent with the audited financial statements of Mid-Valley, except that the quarterly financial statements are subject to normal year-end adjustments and do not include all applicable footnotes;

(ii) he is responsible for establishing and maintaining internal controls;

(iii) he has designed such internal controls to ensure that material information relating to Mid-Valley is made known to him by others within Mid-Valley;

(iv) he has evaluated the effectiveness of Mid-Valley’s internal controls as of December 31, 2005;

(v) he has disclosed to Mid-Valley’s auditors, to the audit and compliance committee of Mid-Valley’s board of directors, and to Bancorp:

(A) all significant deficiencies in the design or operation of internal controls that could adversely affect Mid-Valley’s ability to record, process, summarize, and report financial data and any material weaknesses in internal controls; and

(B) to the best of his knowledge, any fraud, whether or not material, that involves management or other employees who have a significant role in Mid-Valley’s internal controls.

(f) Legal Opinion. Bancorp shall have received an opinion of Tonkon Torp LLP in a form reasonably acceptable to Bancorp dated as of the Closing Date. In rendering such opinion, Tonkon Torp LLP may require and rely upon representations contained in certificates of officers of Mid-Valley and others.

(g) Dissenters’ Rights. The number of Dissenting Shares shall not exceed in the aggregate 15 percent of the outstanding shares of Mid-Valley Common Stock.

(h) Corporate Documentation. Mid-Valley shall have delivered the following to Bancorp no later than the Closing:

(A) Certified copies of the articles of incorporation and bylaws of Mid-Valley;

(B) Certificate of Good Standing of Mid-Valley issued by the Oregon Director within 10 days of the Closing Date; and

(C) Such books and records of Mid-Valley as Bancorp may reasonably request.

(i) Agreements. Each director of Mid-Valley shall have executed and delivered agreements covering the matters described in the recitals of this Agreement.
      8.3     Conditions to Obligation of Mid-Valley. The obligation of Mid-Valley to effect the Merger is also subject to the satisfaction or waiver by Mid-Valley at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Bancorp and WCB set forth in this Agreement shall be true and correct in all material respects as of the date of this

Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Mid-Valley shall have received a certificate signed on behalf of Bancorp and WCB by the Chief Executive Officer and the Chief Financial Officer of Bancorp and WCB to the foregoing effect.

(b) Performance of Obligations of WCB. Bancorp and WCB shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Mid-Valley shall have received a certificate signed on behalf of Bancorp and WCB by the Chief Executive Officer and the Chief Financial Officer of Bancorp and WCB to such effect.

(c) Fairness Opinion. The opinion of D. A. Davidson & Co. dated as of the date the board of directors of Mid-Valley shall have approved this Agreement and updated or confirmed as of a date immediately before Mid-Valley mails the Proxy Statement to its shareholders, to the effect that the consideration to be received by shareholders of Mid-Valley pursuant to the Merger is fair from a financial point of view shall not have been withdrawn. Bancorp and WCB will provide D.A. Davidson & Co. such information as it may reasonably request in order to render its opinion. Mid-Valley has provided a copy of such opinion to Bancorp.

(d) No Material Adverse Change. Since September 30, 2005, no change shall have occurred and no circumstances shall exist which have had or may reasonably be expected to have a Material Adverse Effect on Bancorp or WCB.

(e) Legal Opinion. Mid-Valley shall have received an opinion of Miller Nash LLP in a form reasonably acceptable to Mid-Valley and dated as of the Closing Date. In rendering such opinion, Miller Nash LLP may require and rely upon representations contained in certificates of officers of Bancorp and/or WCB and others.

ARTICLE IX
TERMINATION AND AMENDMENT
      9.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Mid-Valley:

(a) by mutual written consent of Bancorp and Mid-Valley;

(b) by either the board of directors of Bancorp or the board of directors of Mid-Valley (i) if any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either the board of directors of Bancorp or the board of directors of Mid-Valley if the Merger shall not have been consummated on or before August 31, 2006 (or such later date as shall have been agreed to in writing by Bancorp and Mid-Valley acting through their respective boards of directors), unless the failure of the Closing to occur by such date shall be due to the breach by the party seeking to terminate this Agreement of any representation, warranty, covenant, or other agreement of such party set forth herein;

(d) by either the board of directors of Bancorp or the board of directors of Mid-Valley (provided that the terminating party (and WCB, if Bancorp is the terminating party) is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing;

(e) by either Bancorp or Mid-Valley if approval of the shareholders of Mid-Valley shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders, including any reasonable adjournment or postponement thereof (unless Section 9.1(g) shall apply, in which case it shall control);

(f) by the board of directors of Mid-Valley upon written notice to Bancorp if the board of directors of Mid-Valley shall in good faith determine that a Takeover Proposal (as defined below) constitutes a Superior Proposal (as defined below); provided, however, that Mid-Valley shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) unless (i) it is not then in breach of any covenant contained in this Agreement, (ii) concurrently with such notice of termination it has entered into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided Bancorp at least five days’ prior written notice advising Bancorp that the board of directors of Mid-Valley is prepared to accept a Superior Proposal and given Bancorp, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with Bancorp in good faith with respect to such terms) in such a manner as would enable Mid-Valley’s board of directors to proceed with the transactions contemplated by this Agreement and (iv) it delivers to Bancorp simultaneously with such notice of termination the fee referred to in Section 9.2 below. As used in this Agreement: “Takeover Proposal” means a bona fide proposal or offer by a person to make a tender or exchange offer, or to engage in a merger, consolidation or other business combination involving Mid-Valley or to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of, Mid-Valley; and “Superior Proposal” means a bona fide proposal or offer made by a person to acquire Mid-Valley pursuant to a tender or exchange offer for all of the outstanding Mid-Valley Common Stock, a merger, consolidation or other business combination, or an acquisition of all or substantially all of the assets of Mid-Valley, on terms which the board of directors of Mid-Valley shall determine in good faith, after taking into account the advice of counsel, to be more favorable to Mid-Valley and its shareholders than the transactions contemplated hereby; or

(g) by Bancorp upon written notice to Mid-Valley if (A) the board of directors of Mid-Valley fails to recommend, withdraws, or modifies in a manner materially adverse to Bancorp, its approval or recommendation of the Merger, or (B) after a third party shall have made a proposal to Mid-Valley or its shareholders to engage in or enter into an agreement with respect to an Acquisition Event (as defined below) or an Acquisition Event shall have occurred, the Merger is not approved at the meeting of Mid-Valley shareholders contemplated by this Agreement. “Acquisition Event” means any of the following: (i) a merger, consolidation or similar transaction involving Mid-Valley or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of Mid-Valley representing 25 percent or more of the assets of Mid-Valley or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities represent 25 percent or more of the voting power of Mid-Valley, in each case with or by a person or entity other than Bancorp or an affiliate of Bancorp.

(h) by the board of directors of Mid-Valley, upon its prompt written notice to Bancorp prior to the Determination Date, in the event that:

(i) The Bancorp Determination Price (as defined below) is less than $24.67; and

(ii) (a) the number obtained by dividing the Bancorp Determination Price by $27.41, is less than (b) the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then multiplying the quotient obtained by 0.85.

For purposes of this Section 9.1(h), the following terms have the meanings indicated below:

“Bancorp Determination Price” means the price per share of Bancorp Common Stock calculated based on the average (rounded to the nearest penny) of the Daily Closing Price

(as defined in Section 2.1) per such share for the three trading days (the “Measurement Period”) preceding a particular measurement date.

“Final Index Price” means the closing price applicable to the Index on the last trading day of the Measurement Period.

“Index” means the Nasdaq Bank Index.

“Initial Index Price” means the closing price applicable to the Index for the trading day immediately preceding the public announcement of this Agreement.

If Bancorp declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the Bancorp Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(h).

(i) by either the board of directors of Bancorp or the board of directors of Mid-Valley, upon such terminating party’s prompt written notice to the other party prior to the Determination Date, in the event that:

(i) there shall have been (A) (1) an outbreak of war (whether or not declared) or other significant international hostilities involving the United States, (2) domestic civil disturbances within the United States, or (3) a calamity or crisis in the United States, including a terrorist act or acts within the United States, that creates a national emergency; (B) a banking moratorium or other suspension of payments by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States; or (C) adverse and material changes in economic conditions in the United States in general that dramatically disrupt the securities markets, in each case that in the terminating party’s reasonable, good faith judgment makes it inadvisable to proceed with the Merger; and

(ii) the Bancorp Determination Price (as defined in Section 9.1(h)) is less than $21.93.
      9.2     Termination Payment. If (a) this Agreement is terminated pursuant to Section 9.1(f), or (b) this Agreement is terminated pursuant to Section 9.1(g) and prior to or within 12 months after such termination, Mid-Valley shall enter into an agreement or publicly announce an intention to engage in an Acquisition Event, or an Acquisition Event shall have occurred, then Mid-Valley shall promptly pay to Bancorp a fee equal to $1,000,000.
      9.3     Effect of Termination. In the event of termination of this Agreement by either Bancorp or Mid-Valley as provided in Section 9.1, none of Bancorp, its Subsidiaries, Mid-Valley, or any of the officers or directors of any of them shall have any liability or further obligation of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except the following provisions shall apply:

(a) Sections 7.2(b), 9.2, 9.4 ,10.1, and 10.2 of this Agreement, and the Confidentiality Agreement, shall survive any termination of this Agreement;

(b) In the event of a termination by Bancorp under Section 9.1(d), any termination under Section 9.1(g) (unless Section 9.2 applies or becomes applicable, in which case it shall control and any payments made hereunder will be applied to amounts due under Section 9.2), or a failure by Mid-Valley to use reasonable efforts to consummate the Merger in accordance with the terms of this Agreement, Mid-Valley shall promptly, but in no event later than five business days after termination, pay to Bancorp a fee of $200,000;

(c) In the event of any termination under Section 9.1(e), Mid-Valley shall promptly, but in no event later than five business days after termination, pay to Bancorp a fee of $150,000;

(d) In the event of a termination by Mid-Valley under Section 9.1(d) or failure by Bancorp to use reasonable efforts to consummate the Merger in accordance with the terms of this Agreement,

Bancorp shall promptly, but in no event later than five business days after termination, pay to Mid-Valley a fee of $200,000; and

(e) Notwithstanding anything to the contrary contained in this Agreement, neither Bancorp, WCB nor Mid-Valley shall be relieved or released from any liabilities or damages arising out of a willful breach of any provision of this Agreement.

      9.4     Attorney Fees. In the event any party shall seek enforcement of any provision of this Article IX, the party that substantially prevails in such enforcement proceeding shall be entitled to recover reasonable costs and attorney fees (including at trial and on appeal). The prevailing party shall be the party which prevails affirmatively or defensively on claims having the greatest value or importance as determined by the court.
      9.5     Amendment; Waiver.
      (a) Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Mid-Valley; provided, however, that after any approval of the transactions contemplated by this Agreement by Mid-Valley’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that reduces the amount or changes the form of the consideration to be delivered to the Mid-Valley shareholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      (b) At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by Mid-Valley’s shareholders, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the Merger Consideration or changes the form of such consideration. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE X
GENERAL PROVISIONS
      10.1     Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants, and agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements that by their terms apply in whole or in part after the Effective Time.
      10.2     Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement shall be borne equally by Bancorp and Mid-Valley.
      10.3     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail

(return receipt requested), or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Bancorp or WCB, to:

West Coast Bancorp
5335 S.W. Meadows Road, Suite 201
Lake Oswego, Oregon 97035
Facsimile: (503) 684-0781

Attention:	Robert D. Sznewajs, President and

Chief Executive Officer

with copies to:

Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon 97204
Facsimile: (503) 224-0155
Attention: Mary Ann Frantz, Esq.

(b) if to Mid-Valley, to:

Mid-Valley Bank
1755 Mt. Hood Avenue, Suite 120
Woodburn, Oregon 97071
Facsimile: (503) 981-2371

Attention:	Donald R. Judson, President and

Chief Executive Officer

with copies to:

Tonkon Torp LLP
888 S.W. Fifth Ave., Ste. 1600
Portland, Oregon 97204-2099
Facsimile: (503) 972-3716
Attention: Carol Dey Hibbs, Esq.
      10.4     Interpretation. When a reference is made in this Agreement to Sections, Exhibits, or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require Bancorp, WCB, Mid-Valley or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule, or regulation.
      10.5     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
      10.6     Entire Agreement. This Agreement (including the Confidentiality Agreement and the other documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
      10.7     Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Oregon, without regard to any applicable conflicts of law rules thereof.

      10.8     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
      10.9     Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.
      10.10     Third Party Beneficiaries. Except as otherwise specifically provided in Section 7.7(e) and 7.14, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
      IN WITNESS WHEREOF, Bancorp, WCB and Mid-Valley have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

WEST COAST BANCORP

By	/s/ Robert D. Sznewajs

Title	President and Chief Executive Officer

WEST COAST BANK

By	/s/ Robert D. Sznewajs

Title	President and Chief Executive Officer

MID-VALLEY BANK

By	/s/ F. Clarke Berryman

Title	Chairman of the Board

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER
      This AMENDMENT No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Agreement”) dated as of February 1, 2006, by and among West Coast Bancorp (“Bancorp”), West Coast Bank (“WCB”), and Mid-Valley Bank (“Mid-Valley”) is dated as of March 21, 2006.
      In consideration of the mutual covenants, representations, warranties and agreements contained herein and intending to be legally bound hereby, the parties agree as follows:
      1. In the sole discretion of Bancorp, the merger contemplated by the Agreement may be altered such that Mid-Valley will be merged with and into an interim bank subsidiary formed and wholly owned by Bancorp (“Interim Bank Sub”) rather than directly with WCB (the “Modified Merger”). In the event that Bancorp decides to exercise its discretion to cause the Modified Merger, Bancorp will give Mid-Valley a written notice to that effect in accordance with Section 10.3 of the Agreement. Effective upon receipt of such notice, the Agreement will be modified as follows:

(a) In the recitals to the Agreement, the definition of the Merger will be replaced with the definition of the Modified Merger, Interim Bank Sub will be deemed to be the Surviving Bank, and each reference to “Bancorp and WCB” will include Interim Bank Sub, except in subsection (iii) of the second recital, as the directors of Mid-Valley will not be required to refrain from competing with Interim Bank Sub;

(b) Section 1.1 of the Agreement will be deemed to provide that Mid-Valley will merge with and into Interim Bank Sub, Interim Bank Sub will be deemed to be the surviving bank in the Modified Merger, and all references to the Surviving Bank in the Agreement will be deemed to be references to Interim Bank Sub;

(c) All references to WCB in Sections 1.4(b), 1.5, 1.6, and 1.7 will be deemed to be references to Interim Bank Sub;

(d) The Bancorp Disclosure Schedule will be deemed, as of the Closing Date, to include Interim Bank Sub in the list of Bancorp Subsidiaries;

(e) All representations and warranties in Article V of the Agreement relating to WCB and to Bancorp’s other Subsidiaries will be deemed, as of the Closing Date, to include Interim Bank Sub as appropriate;

(f) All references to WCB in Sections 7.10, 8.2, 8.3(a), 8.3(b) and 8.3(d), 9.1(d) and 9.3(e) will be deemed to be references to WCB and Interim Bank Sub;

(g) All references to Subsidiary(ies) of Bancorp in Sections 6.3, 7.1(b) and (c), 7.4, 7.9, 7.11 and 9.3 will be deemed to include Interim Bank Sub;

(h) All references to party(ies) to the Agreement will include Interim Bank Sub;

(i) Requisite Regulatory Approvals (as defined in Section 7.1(b) of the Agreement) will be deemed to include all waivers, consents, permits, approvals and authorizations necessary or advisable in connection with the Modified Merger and the Purchase and Assumption (as defined in Section 5 below); and

(j) Section 8.1(f) will be deemed to refer to the Modified Merger (including for this purpose the effect of the Purchase and Assumption), and, in addition to the matters specified in Section 8.1(f), the tax opinion from Miller Nash LLP will opine that (1) the Modified Merger will not result in the recognition of taxable income or gain by WCB, Interim Bank Sub, Mid-Valley, or Bancorp and (2) the Purchase and Assumption will be treated as an intercompany transaction under Code Section 1502 and will not result in current recognition of taxable income or gain by WCB, Interim Bank Sub, or Bancorp.

      2. Bancorp will, and will cause its Subsidiaries as appropriate, to include in each application to obtain a Requisite Regulatory Approval, to the extent applicable, requests in the alternative for approval of (1) the Merger between Mid-Valley and WCB and (2) the actions described in clauses (a), (b), and (c) of Section 3 below.
      3. Notwithstanding Section 1 of this Amendment, Bancorp will not exercise its discretionary authority unless and until it has obtained the Requisite Regulatory Approvals, to the extent required, with respect to (a) the formation of Interim Bank Sub as an interim bank, (b) the Modified Merger, and (c) the status of the Bancorp Deposit (as defined in Section 5 below) as insured by the FDIC following the Modified Merger. If the Requisite Regulatory Approvals described in the preceding sentence have not been obtained by the Determination Date (as defined in Section 2.1 of the Agreement), but the Requisite Regulatory Approvals with respect to the Merger have been obtained by that date, this Amendment will be rescinded and of no further force and effect. Notwithstanding any other provision in this Amendment, if the Modified Merger has not occurred by June 30, 2006, this Amendment will be rescinded and of no further force and effect.
      4. In the event that Bancorp exercises its discretion pursuant to this Amendment to effect the Modified Merger, the Plan of Merger attached as Exhibit A to the Agreement and referenced in Section 1.2 of the Agreement will be revised accordingly prior to filing with the Oregon Director.
      5. In the event that Bancorp exercises its discretion pursuant to this Amendment to effect the Modified Merger, on or prior to the Closing Date, Bancorp or one or more of its Subsidiaries will transfer at least $250,000 to Mid-Valley as a deposit (the “Bancorp Deposit”). No later than one business day following the Closing Date, all assets held by Interim Bank Sub will be transferred to WCB and all liabilities of Interim Bank Sub, other than the Bancorp Deposit, will be assumed by WCB (the “Purchase and Assumption”).
      6. Immediately following the Effective Time, each employee of Mid-Valley who becomes an employee of Bancorp or one of its Subsidiaries will become an employee of either Bancorp or a Bancorp Subsidiary other than Interim Bank Sub.
      7. In the event that Bancorp exercises its discretion pursuant to this Amendment to effect the Modified Merger, the Mid-Valley Disclosure Schedule will be updated to include additional third-party consents that will be required only in connection with the Modified Merger and the subsequent Purchase and Assumption (“Schedule of Additional Consents”). The Schedule of Additional Consents will be deemed to have been included in the Mid-Valley Disclosure Schedule as of the date of the Agreement. By virtue of providing the Schedule of Additional Consents, Mid-Valley will not be deemed to provide an update to the Mid-Valley Disclosure Schedule under Section 7.15 of the Agreement or to act in violation or breach of any Section of the Agreement. Bancorp will waive any failure to obtain a consent listed in the Schedule of Additional Consents for purposes of Section 8.1(b) of the Agreement; provided, that Mid-Valley has used reasonable efforts to obtain any such consents pursuant to Section 7.4 of the Agreement.
      8. Bancorp will cause the Proxy Statement contained in the Form S-4 to include a description of the material terms and effects of the potential modification of the transactions contemplated by the Agreement as amended by this Amendment.
      9. In the event that Bancorp intends to exercise its discretion under this Amendment to effect the Modified Merger, Bancorp and WCB will, and will cause Interim Bank Sub to, use their reasonable best efforts to obtain all Requisite Regulatory Approvals necessary to consummate the Modified Merger, the Purchase and Assumption, and all other transactions contemplated by the Agreement as amended by this Amendment, and Bancorp and its Subsidiaries will not thereby be deemed to have taken any action described in Section 6.3(c) of the Agreement. Mid-Valley agrees to cooperate with Bancorp and WCB in obtaining such approvals.
      10. All capitalized terms used but not defined in this Amendment will have the meanings ascribed to them in the Agreement.

      11. All terms and conditions contained in the Agreement will remain in full force and effect except to the extent expressly modified by this Amendment.
      IN WITNESS WHEREOF, Bancorp, WCB and Mid-Valley have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.
WEST COAST BANCORP

By	/s/ Robert D. Sznewajs

Robert D. Sznewajs
Title: President and Chief Executive Officer
WEST COAST BANK

By	/s/ Robert D. Sznewajs

Robert D. Sznewajs
Title: President and Chief Executive Officer
MID-VALLEY BANK

By	/s/ Donald R. Judson

Donald R. Judson
Title: President and Chief Executive Officer

APPENDIX B
OREGON STATUTE REGARDING DISSENTERS’ RIGHTS
Chapter 711 of the Oregon Revised Statutes (Oregon Bank Act):
      711.175. Stockholder’s right to dissent to merger, share exchange, transfer of assets or liabilities or conversion. (1) A stockholder of an Oregon stock bank or Oregon trust company may dissent from the following:

(a) A plan of merger pursuant to which the Oregon stock bank or Oregon trust company is not the resulting insured institution;

(b) A plan of merger pursuant to which the Oregon stock bank or Oregon trust company is the resulting insured stock institution and the number of its voting shares outstanding immediately after the merger, plus the number of shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will exceed by more than 20 percent the total number of voting shares of the resulting insured stock institution outstanding immediately before the merger;

(c) A plan of share exchange pursuant to which the Oregon stock bank or Oregon trust company in which the stockholder owns shares is acquired;

(d) An acquisition transaction requiring the stockholder’s approval pursuant to ORS 711.170 (5); and

(e) A plan of conversion pursuant to which the Oregon stock bank or Oregon trust company is to be converted to a limited liability company.
      (2) To perfect a stockholder’s right to dissent to a transaction described in subsection (1) of this section, the stockholder must send or deliver a notice of dissent to the Oregon stock bank or Oregon trust company prior to or at the meeting of the stockholders at which the transaction is submitted to a vote, or the stockholder must vote against the transaction.
      (3) A stockholder may not dissent as to less than all the shares registered in the name of the stockholder, except a stockholder holding, as a fiduciary or nominee, shares registered in the stockholder’s name for the benefit of more than one beneficiary, may dissent as to less than all of the shares registered in the fiduciary or nominee’s name if any dissent as to the shares held for a beneficiary is made as to all the shares held by the fiduciary for that beneficiary or nominee. The fiduciary’s rights shall be determined as if the shares to which the fiduciary has dissented and the other shares are registered in the names of different stockholders.
      711.180. Rights of stockholder dissenting to merger, share exchange, transfer of assets or liabilities or conversion; demand required; notice and offer to pay for shares; costs of appraisal of shares; when rights not applicable. (1) Any stockholder of an Oregon stock bank or Oregon trust company who dissented to a transaction listed under ORS 711.175 (1) and who desires to receive the value in cash of those shares, shall make written demand upon the Oregon stock bank, Oregon trust company or its successor and accompany the demand with the surrender of the share certificates, properly indorsed within 30 days after the stockholders’ meeting at which a vote to approve the transaction involving an Oregon stock bank or Oregon trust company was taken. Any stockholder failing to make written demand within the 30-day period shall be bound by the terms of the proposed plan of merger, plan of share exchange, plan of conversion or acquisition transaction agreement.
      (2) Within 30 days after a transaction listed under ORS 711.175 (1) is effected, the Oregon stock bank, Oregon trust company or its successor shall give written notice thereof to each dissenting stockholder who has made demand under this section at the address of the stockholder on the stock record books of the Oregon stock bank or Oregon trust company, and shall make a written offer to each such stockholder to pay for the shares at a specified price in cash determined by the Oregon stock bank, Oregon trust company or its successor to be the fair value of the shares as of the effective date of the transaction. The notice and offer shall be accompanied by a statement of condition of the Oregon stock bank or Oregon trust company, the shares of which the dissenting stockholder held, as of the latest available date and not more than four months prior to the consummation of the transaction, and a statement of income of the Oregon stock bank or Oregon trust company for the period ending on the date of the statement of condition.
      (3) Any stockholder who accepts the offer of the Oregon stock bank, Oregon trust company or its successor within 30 days following the date on which notice of the offer was mailed or delivered to dissenting stockholders shall be paid the price per share offered, in cash, within 30 days following the date on which the stockholder communicates acceptance in writing to the Oregon stock bank, Oregon trust company or its successor. Upon payment, the dissenting stockholder shall cease to have any interest in the shares previously held by the stockholder.
      (4) If, within 30 days after notice of the offer, one or more dissenting stockholders do not accept the offer of the Oregon stock bank, Oregon trust company or its successor or if no offer is made, then the value of the shares of the dissenting stockholders who have not accepted the offer shall be ascertained, as of the effective date of the transaction, by an independent, qualified appraiser chosen by the Director of the Department of Consumer and Business Services. The valuation determined by the appraiser shall govern and the appraiser’s valuation of the shares shall not be appealable except for one or more of the reasons set forth in ORS 36.705 (1)(a) to (d) for vacation of an arbitrator’s award, and for one of the grounds for modification or correction of an arbitrator’s award under ORS 36.710. Any appeal must be made within 30 days after the date of the appraiser’s valuation and is subject to ORS 183.415 to 183.500. The Oregon stock bank, Oregon trust company or its successor shall pay the dissenting shareholders the appraised value of the shares within 30 days after the date the appraiser sends the Oregon stock bank, Oregon trust company or its successor written notice of the appraiser’s valuation.
      (5) The director shall assess the reasonable costs and expenses of the appraisal proceeding equally to the Oregon stock bank, Oregon trust company or its successor and to the dissenting shareholders, as a group, if the amount offered by the Oregon stock bank, Oregon trust company or its successor is between 85 percent and 115 percent of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the Oregon stock bank, Oregon trust company or its successor to the dissenting stockholders, as a group, if the amount offered by the Oregon stock bank, Oregon trust company or its successor is 115 percent or more of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the dissenting shareholders, as a group, to the Oregon stock bank, Oregon trust company or its successor if the amount offered by the Oregon stock bank, Oregon trust company or its successor is 85 percent or less of the appraised value of the shares. The director’s decision regarding assessment of fees and costs may be appealed as provided in ORS 183.415 to 183.500.
      (6) Amounts required to be paid by the Oregon stock bank, Oregon trust company or its successors, or the dissenting shareholders under this section shall be paid within 30 days after the director’s assessment of any fees or costs becomes final or, if the director’s decision is appealed, within 30 days after a final determination of the fees and costs is made.
      (7) The director may require, as a condition of approving a transaction listed in ORS 711.175 (1), the replacement of all or a portion of the stockholders’ equity of an Oregon stock bank or Oregon trust company expended in payment to dissenting stockholders under this section.
      (8) A stockholder may not receive the fair value of the stockholder’s shares under this section:

(a) If the plan of merger provides that all stockholders of the Oregon stock bank receive common stock of a holding company pursuant to a merger with an interim banking institution chartered under ORS 707.025, the stockholder’s Oregon stock bank or Oregon trust company and the interim banking institution are the only parties to the merger and the stockholders’ relative interests in the holding company are in substantially the same proportions as the stockholders’ relative interests in the Oregon stock bank or Oregon trust company, except for nominal changes in the stockholders’ interests resulting from elimination of fractional shares;

(b) If the shares held by the dissenting stockholder immediately before the effective date of a transaction listed in ORS 711.175 (1) are listed on any national securities exchange or are listed for trading on the National Association of Securities Dealers Automated Quotation stock market on either the national market or smallcap market; or

(c) If the plan of stock exchange provides that all stockholders of the Oregon stock bank or Oregon trust company receive stock of a holding company pursuant to the plan of stock exchange with the result that the stockholders’ relative interests in the holding company are in substantially the same proportions as the stockholders’ relative interests in the Oregon stock bank or Oregon trust company, except for nominal changes in stockholders’ interests resulting from elimination of fractional interests.

      711.185. Stockholder withdrawal of demand for payment for shares made under ORS 711.180. (1) A dissenting stockholder making a demand under ORS 711.180 may withdraw the demand if:

(a) The Oregon stock bank, Oregon trust company or its successor consents to the withdrawal; or

(b) The dissenting stockholder pays the stockholder’s pro rata share of the appraisal costs and the Oregon stock bank’s or Oregon trust company’s reasonable costs and expenses, including attorney fees and costs.
      (2) When a dissenting stockholder withdraws the demand under subsection (1) of this section, the stockholder’s status as a stockholder shall be restored, without prejudice to any corporate proceedings taking place in the interim.

APPENDIX C
April 10, 2006
Board of Directors
Mid-Valley Bank
1755 Mt. Hood Avenue, Suite 120
Woodburn, OR 97071
Members of the Board:
      You have requested that we confirm, as of the date hereof, our written opinion letter dated February 1, 2006 as to the fairness, from a financial point of view, to the holders of the common stock (the “Company Common Stock”) of Mid-Valley Bank (the “Company”), of the Merger Consideration (as defined below) to be received by such holders pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, West Coast Bancorp (“West Coast”), and West Coast Bank. As more fully described in the Merger Agreement, the Company will merge with West Coast Bank or, pursuant to the amendment to the Merger Agreement, with another West Coast banking subsidiary. The total consideration that the shareholders of the Company will receive is $5.0 million in net cash and 607,815 shares of West Coast common stock (the “Merger Consideration”), based on current Mid-Valley shares and options outstanding. The total cash paid and West Coast shares issued might increase if Mid-Valley stock options are exercised between the date of this letter and the closing of the transaction. Company shareholders will have the option to choose either cash, stock or a combination of both. Option holders will have their options cashed out at the net deal value per share minus the strike price.
      In arriving at our opinion, we reviewed (i) the Merger Agreement dated February 1, 2006, and the Amendment No. 1 dated March 21, 2006, and exhibits thereto; (ii) certain financial statements and other historical financial and business information about the Company and West Coast made available to us from published sources and/or from the internal records of the Company and West Coast; (iii) certain financial assumptions and forecasts of the Company and West Coast reviewed with management of the Company and West Coast regarding the Company’s and West Coast’s business, financial condition, results of operations and prospects; (iv) a comparison of certain financial information for the Company and West Coast with similar publicly available information for certain other companies, the securities of which are publicly traded; (v) the financial terms of certain other similar transactions recently effected, to the extent publicly available; (vi) the current market environment generally and the banking industry environment in particular; (vii) the pro forma financial impact of the Merger; and (viii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. In addition, we have had discussions with the management and other representatives and advisors of the Company and West Coast concerning the business, financial condition, results of operations and prospects of the Company and West Coast.
      In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly
Investment Banking
Davidson Building •  8 Third Street North •  Great Falls, MT 59403 •  (406) 727-4200 •  (800) 332-5915 •  Fax (406) 791- 7315
California •  Colorado •  Idaho •  Montana •  Oregon •  Utah •  Washington •  Wyoming
www.dadavidson.com

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Board of Directors
Mid-Valley Bank

available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or West Coast, nor have we been furnished any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or West Coast. With respect to financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and West Coast as to the future financial performance of the Company, West Coast or the combined entity, as the case may be, and, for purposes of this opinion, we have assumed that the results contemplated in the projections will be realized.
      We have also assumed in all respects material to our analysis that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement are not waived. In addition, we have assumed that in the course of obtaining necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us and economic, market, financial and other conditions as they exist and can be evaluated on the date of this letter.
      Our updated opinion is based solely upon the information available to us and the economic, market and other circumstances as they existed on April 10, 2006, the date on which we issued our updated fairness opinion to the Board of Directors of the Company (the “April 10 Opinion”). Since that date, we have not been made aware of any material development or event, individually or taken as a whole, affecting the Company or West Coast, and no information has come to our attention that would cause us to change or withdraw the April 10 Opinion. Since April 10, 2006, we have not been requested by the Company nor have we undertaken any independent investigation of the Company or West Coast or updated our analysis. Moreover, events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses relied upon in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.
      We will receive a fee for rendering this opinion, and a success fee upon the consummation of the Merger. In the ordinary course of business as a broker-dealer, we may actively trade or hold securities of the Company or West Coast for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We make a market in the common stock of West Coast and publish a research recommendation on West Coast’s stock.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the proposed Merger Consideration is fair, from a financial point of view, to the shareholders of the Company.
      It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation of the Merger to the Company or its shareholders, nor does it constitute a recommendation to any shareholder as to how such shareholder should vote on any matter relating to the Merger. This letter is not to be quoted or referred to, in whole or in part, in any statement or document, nor shall this letter be used for any other purposes, without our prior written consent. Our consent is

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Board of Directors
Mid-Valley Bank

hereby given to the inclusion of this letter in a proxy statement or other document filed with the Securities and Exchange Commission and bank regulatory agencies in connection with the Merger.

Very truly yours,

D.A. Davidson & Co.

Monte W. Giese
Managing Director

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